TITAN®

Annual Report

AND FORM 10-K



2
0
2
5
Bobcat
CHEETAH II

Letter to Shareholders



PAUL G. REITZ
President and CEO

2025 reminded us that volatility is always lingering around the corner. Macroeconomic pressures, geopolitical disruptions, and shifting customer sentiment created a challenging environment across our end markets. Yet Titan's performance this year demonstrated something more important: resilience built on strategy and people, not circumstances. Through the challenges we faced in 2025, the strength of our One Titan team stayed focused on serving our customers and what we control. This unwavering focus enabled us to succeed through the continued cyclical downturn and keep Titan well positioned for a broader market turnaround when it occurs.

We used this period not simply to endure the cycle, but to strengthen our competitive position. Our focus on customers, operational discipline, and strategic investment allowed us to navigate the downturn while preparing for the next phase of growth.

2025 was highlighted by the expansion of our Goodyear licensing agreement, which allowed us to offer a broader range of products bearing the Goodyear brand. Goodyear has been an excellent partner, and we have been busy bringing additional Goodyear-branded products to market, especially in our Consumer segment. As end market conditions continue to firm and growth returns, we expect our expanded lineup of Goodyear-branded tires to be an important growth driver.

Building and sustaining the strength of our One Titan team also remained a priority. In December 2025 we made an important senior management change as Tony Eheli was promoted to Senior Vice President and

Chief Financial Officer. Tony has been a key member of our finance team since joining Titan in 2021, and I'm proud that we continue to develop and promote strong leaders from within. Tony takes over the CFO role from David Martin, who was named our new Chief Transformation Officer. In that role, David is leading enterprise-wide transformation initiatives, most importantly the modernization of our information technology capabilities, the acceleration of AI adoption, and enhanced integration of human capital and risk management across the organization. We plan to share more detail on these initiatives as 2026 progresses.

2025 FINANCIAL AND STRATEGIC PROGRESS

During our quarterly earnings calls and presentations throughout 2025 we emphasized the marked improvement in our margins compared to the levels we saw during the last cyclical bottom. That progress was a result of both internal initiatives to optimize our operations along with the addition of Carlstar in 2024, which further diversified our business, including significant aftermarket sales.

Despite market headwinds, we delivered improved margins compared to the last cyclical bottom— evidence that our operational initiatives and the integration of Carlstar are delivering results. Our 2025 performance included:

Some of the key items from our FY 2025 financial results were:

- **Sales of $1.83 billion**
- **Gross margin of 13.9%**
- **Adjusted EBITDA of $102 million**

We are extremely proud of our performance during a challenging year and looking forward with optimism to 2026 and beyond. This optimism arises out of what our team can accomplish, regardless of the market backdrop.



POSITIONING TITAN FOR THE FUTURE

Our long term opportunity remains compelling. Global population growth, food demand, infrastructure investment, and the essential nature of off road equipment all support sustained demand for our products. While near term cyclicality continues to influence customer purchasing patterns, our strategy is built for both the cycle and the horizon.

In the near term, cyclicality is more pronounced as equipment buyers respond to their own profitability, which impacts demand for wheels, tires and undercarriage components. While the current market conditions have a direct bearing on our business, we will continue to focus on the things we can control and that starts with our customers. A big part of that is our commitment to innovation as we show up with products that improve their operations.

During 2025, an emphasis for Titan was the expansion of our product line as part of our One Stop Shop strategy. In a challenging market, some customers understandably became more price-conscious, and we responded by expanding our strategic supplier sourcing to include more value-oriented offerings, including the introduction of the ACES brand in the aftermarket.

For those customers more focused on brand and superior quality, our expanded licensing agreement with Goodyear is enabling Titan to offer more products with the Goodyear name, especially in our Consumer segment. We are optimistic that this expanded relationship will be a growth driver as end market buyers react to the opportunity to fit our premium Goodyear branded tires on their off-road equipment.

2026 AND BEYOND

In early 2026 we announced our decision to close our Jackson, Tennessee manufacturing facility. This followed a careful review of our manufacturing footprint and capacity needs - both today and over the long-term. It was a difficult decision but one we believe is in the best interest of the company and its stakeholders.

Titan's customer first mindset, global manufacturing footprint and operational flexibility position us to navigate uncertainty and capture opportunity. We enter 2026 with confidence in our strategy, our people, and our ability to deliver long term value.

When we look at our order activity, we think there is a positive takeaway to discern, namely that customer inventories have been worked down to more desirable levels. While that does not necessarily signal a sharp upturn, we believe our markets can head in the right direction when the global macroeconomic and geopolitical situation becomes less unsettled.

In last year's annual report, I noted that we expected global conditions to continue to be dynamic. It's fair to say that has been an understatement, whether it be the recent, unexpected war in Iran or the Supreme Court's ruling that IEEPA-based tariffs were unconstitutional. For Titan, this all serves to reinforce our focus on flexibility and a customer-first mindset. Our customers, whether they be large global OEMs or aftermarket dealers or wholesalers, are also navigating a constantly changing world and by being responsive to their needs we are confident we are extending Titan's leadership in the market. As we do that, we will continue to drive both near-term execution and long-term success. ■





About Titan

Titan International, Inc., together with its subsidiaries, is a global wheel, tire, and undercarriage manufacturer and supplier that serves OEMs and end users worldwide.

What began as the Electric Wheel Company in 1890 has grown to employ more than 8,200 men and women. Today, it is the only manufacturer with the ability to design, test, and manufacture wheels, tires, tracks, and undercarriage components for the agriculture, construction, forestry, consumer, and mining industries. Strategic acquisitions have significantly enhanced and diversified Titan's product portfolio and distribution channels, particularly in the outdoor power equipment, power sports, and high-speed trailer markets—reinforcing Titan's position as a complete solutions provider. The company's strong global footprint gives it the ability to serve its customers with innovative products and exceptional services worldwide.

The One Titan model for its business ensures that customer satisfaction is met each and every day, guiding the company's actions to promote communications, collaboration, and accountability.

Financial Summary

AMOUNTS IN MILLIONS

ADJUSTED EBITDA

2020 $54
2021 $135
2022 $253
2023 $205
2024 $128
2025 $102
$0 $50 $100 $150 $200 $250

FREE CASH FLOW

2020 $36
2021 [$28]
2022 $114
2023 $119
2024 $76
2025 [$25]
[100] [50] 0 50 100 150



SALES

MILLIONS
$2200 $1650 $1100 $550 $0
2020 $1,259
2021 $1,780
2022 $2,169
2023 $1,822
2024 $1,846
2025 $1,828



GROSS PROFIT
GROSS MARGIN
MILLIONS
$360 $300 $240 $180 $120 $60 $0
18% 15% 12% 9% 6% 3% 0%
2020 $130 10.4%
2021 $238 13.3%
2022 $361 16.6%
2023 $306 16.8%
2024 $269 14.6%
2025 $253 13.9%



*Gross Profit and Gross Margin for 2024 used throughout this presentation is adjusted for an inventory fair value step-up related to the Carlstar acquisition. This adjustment is detailed in Titan's Q4 2025 earnings release.



SALES BY MARKET
40%
32%
28%
Agriculture
Earthmoving, Mining, & Construction
Consumer

SALES BY REGION
5%
18%
53%
24%
United States
Latin America
Europe
Rest of World



New Product Innovations

AGRICULTURE

Titan AgraGROW™ IMP Tires
A steel-belted radial implement tire with a non-directional tread for even load distribution and longer wear. Its high-flotation profile and VF technology reduce compaction, while open shoulders improve traction and cleanout.



Extreme Flexion Technology (EFT)
Titan Brazil introduced Extreme Flexion Technology to 5 sizes in the Optitrac, Optitorque and Ultra Sprayer product lines. EFT ensures greater flexibility of the casing's sidewall through IF and VF technologies. It also allows operation at lower application pressures, supporting higher loads and speeds while maintaining a uniform shape while preserving the soil.



CONSUMER

Carlstar Workmate® H/S UTV Tire
This new powersports tire delivers reliable performance for demanding commercial and municipal environments, featuring a durable radial construction, improved steering stability, versatile traction across varied terrain, and reinforced belts designed to resist punctures and support heavy operational workloads.



ITP Savage™ XT UTV Tire
A premium all-terrain UTV tire engineered for today's more powerful machines, featuring aggressive tread, rugged construction, and optional soft or Hyper-Adhesion compounds. It delivers exceptional grip, durability, and protection for confident performance across diverse off-road conditions.



Carlstar Radial Trail® A/T High Speed Trailer Tire
This groundbreaking all-terrain trailer tire is engineered for high-speed performance, delivering superior traction, improved rolling efficiency, reduced wear and noise, effective heat dissipation, and added scuff protection—setting a new standard for durability and versatility across demanding environments.



Titan Road Warrior (ST-RW24) High Speed Trailer Tire
Precisely designed and engineered, this high-performance, cost-effective specialty trailer tire is available in seven sizes featuring industry standard ply ratings that cater to a broad spectrum of needs within the trailer tire market.



"UTV consumers with active recreation and sporting lifestyles are looking for a tire that does well in rock climbing. We created the ITP Savage XT tire line to meet those demands by incorporating next-generation technology and materials"

Todd Hinson, Powersports Product Manager



"Titan is setting a new standard in high-speed trailer tire performance. The Radial Trail A/T is the first trailer tire truly engineered for all-terrain conditions, not adapted from outdated molds."

Ryan Fuller, High Speed Trailer Product Manager



FORESTRY

Titan ForestEDGE™

This new line offers 2 sizes meticulously designed for confidence in the toughest terrain. The ForestEDGE can withstand extreme torque, heavy loads, and relentless debris. Field-tested and validated through extended real-world trials, these tires are built for extended service life.



Goodyear TimberTrac™

Built for use with forestry tracks, the TimberTrac combines an optimized tread and sidewall profile for increased track contact with a versatile tread pattern that still delivers strong traction and self-cleaning if utilized without tracks. Doubled steel internal reinforcement provides superior cut and puncture resistance, while a forestry-grade compound minimizes tread chunking and tearing in those harsh, brutal environments.



AGRICULTURE/CONSTRUCTION CROSSOVER

Titan Rubber Tracks

The new Titan Rubber Tracks feature a premium rubber compound, five specialized tread patterns, and nearly 60 SKUs for compact track loaders and mini excavators, delivering exceptional durability, traction, and reliability to maximize equipment performance across demanding construction environments.



EARTHMOVING AND MINING

Diamondback Branded Tires Distributed by Titan

This strategic relationship combines Titan's extensive industry expertise and dealer network with partner, Triangle Tire, and their globally recognized Diamondback line, designed for durability, performance, and value in demanding EMC applications.



ITM® New Mining Excavator – Full Undercarriage Components

ITM has developed all the components for the new 400t mining excavator, including forged track links featuring easy-master pin technology, for safer and easier field installation. All rollers for these new machines are equipped with the TRUST ITM® undercarriage monitoring solution.



WHEELS

New Black Rock® Aluminum Wheels

The new aluminum wheel lineup includes multiple series, sizes and finishes engineered to balance performance with modern styling. Available in 17, 18 and 20 inch diameters, the lineup covers popular bolt patterns and offsets for today's most common truck, SUV and Jeep fitments.



Patented LW Rim Profile

Titan Europe introduced its patented LW (Low Width) Rim Profile, a performance-driven wheel innovation that reduces tire seating pressure by up to 30%, improving safety, sealing, and mounting efficiency for large-diameter applications. Now in production, the LW profile has become standard on select New Holland machines, strengthening Titan's OEM partnerships and market position in Europe.

"By working with our in-house rubber compounding and engineering teams, we focused on building a track designed for long-term performance, and we're confident this is the product our customers have been looking for."

Travis Little, GM; Ag, Construction & Industrial



300+ NEW SIZES
INTRODUCED IN 2025

"The Diamondback steel on steel radial tires opens the door for opportunities in the large OTR segment."

Willie Yeber, OTR Specialist; Southeast U.S.







Innovation That Pays For Itself

REAL WORLD RESULTS...FRESH FROM THE FIELD

Gregg Farms, a multi-generation Illinois farm, switched from a traditional 480 dual tire set up to LSW super singles and measured results across their operation. They used the same planter and tillage practices to keep the comparison fair—then tracked yield and economics at harvest.

A GROWER-DRIVEN MEASURE OF PERFORMANCE

This study started as a real decision on an Illinois farm, not a product test. The grower wanted less compaction and better consistency without changing their planter or tillage. By switching only to LSW super singles, they could see how one equipment change affected yield, soil response, and daily performance. The results were shared directly by the grower for an authentic look at LSW's impact.

IMPROVING THE ACRES THAT OFTEN UNDERPERFORM

The biggest improvements came from acres that usually fall short—especially end rows. With LSW, these areas gained over 13 bushels per acre, with more uniform growth and less soil stress. Instead of dragging down performance, these acres added returns, showing how one equipment change can unlock value in overlooked parts of the field.

VALUE & PERFORMANCE ADVANTAGE OVER TRACKS

The farm saw improvements across many field conditions. High-traffic areas stood more even, wetter spots had less ponding, and equipment ran smoother with less compaction. Economically, the LSW setup showed a $10/acre advantage over a tracked tractor—without the extra ~$140,000 cost or added maintenance. Together, these gains delivered meaningful value across the operation.

"We picked up, on an 80 acre field, $1,200 increase in revenue...just by switching the tires alone, which is a major accomplishment. In a larger sense if you take that $15 per acre pickup on 80 acres and take that to a 2,000 acre farm, we've found that these tires pay for themselves in the very first year"

Jared Gregg, Gregg Farms



PROOF OF IMPACT
- YIELD RECOVERY WHERE IT MATTERS MOST
- STRONGER MARGINS PER ACRE VS. TRACKS.
- FASTER PAYBACK ON EQUIPMENT INVESTMENT

THREE BIG TAKEAWAYS

1. LSW vs. Duals: More grain where it used to be lost

- Pinch-row loss dropped from 17 bushels per acre to 2.5—a 15 bu/acre gain

- On just 80 acres, that meant about $1,200 in added revenue; at 2,000 acres, the math scales to roughly $30,000 more per year.



DUALS | LSW SUPER SINGLES

-17 bu/ac | -2.5 bu/ac

GAINED: + 15 bu/ac

MORE COMPACTION | LESS COMPACTION

2. End Rows, LSW vs. Duals: Turning a weak spot into a win.

- End rows—traditionally the first to suffer in the field—saw 13+ bu/acre improvement with LSW, with less ponding and more uniform crop development.



END ROWS, LSW VS. DUALS: WIN THE END GAME, TURN YOUR COST INTO A POSITIVE PAYOFF

GAINED: + 13 bu/ac

3. LSW vs. Tracks: Better economics, strong performance

- The LSW setup showed a $10 per acre advantage versus a comparable track machine in the field.

- The tracked tractor also carried about a $140,000 higher upfront price and added maintenance complexity.



Who We Are

OUR FAMILY OF BRANDS

























TITAN | GOODYEAR FARM TIRES (Since 1898, Made by Titan) | CARLSTAR | CARLISLE

ITP | BLACK ROCK | A.C.E.S. | CRAGAR

DIAMONDBACK | TCM Tennessee Custom Mixing | iTm PERFORMING TRUST | MARASTAR

OUR FAMILY OF TECHNOLOGIES



Low Sidewall Technology® (LSW®) uses a larger wheel and shorter sidewall to reduce soil compaction, improve stability, improve ride disturbances, and boost traction and fuel efficiency in high horsepower agricultural applications.



Ultimate Flex Technology® (UFT®) unites standard, IF, and VF designs to reduce complexity in ag tires, limiting soil compaction, and delivering flexible, high-performance operation while simplifying inventory and service.



Variable Pressure Operation Technology (VPO™) is a flat-proof tire that operates across a wide pressure range—even zero psi—reducing downtime, blocking debris, absorbing shock, and enhancing productivity in demanding outdoor power applications.



Accelerated Change Technology (ACT™) wheels cut mining tire-change downtime by up to 50% by allowing inner-tire removal without wheel removal or re-torquing, streamlining service across all rigid-frame haul trucks.



Waffle Wheel Technology (WWT™) uses locating pins for precise concentricity and reduced wobble, with eight adjustable offsets and a welded waffle disc that adds strength for heavy-duty, reliable performance in agricultural markets.



TRUST ITM® is a wireless undercarriage monitoring technology that uses sensors to provide real-time data on parameters like temperature, aiming to increase machine uptime, improve safety, and prevent failures in heavy machinery.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12936

TITAN INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-3228472**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1525 Kautz Road, Suite 600, West Chicago, IL 60185	**(630) 377-0486**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.0001 par value	TWI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑	Non-accelerated filer	☐
		Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock of the registrant held by non-affiliates as of June 30, 2025, was approximately $501 million based upon the last reported sale price of the common stock on the New York Stock Exchange on June 30, 2025 ($10.27 per share).

Indicate the number of shares of Titan International, Inc. outstanding: 64,024,055 shares of common stock, $0.0001 par value, as of February 18, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission are incorporated by reference into Part III of this Form 10-K.

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TITAN INTERNATIONAL, INC.
Table of Contents to Annual Report on Form 10-K

[This page intentionally left blank]

NOTE ON FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements, which are covered by the "Safe Harbor for Forward-Looking Statements" provided by the Private Securities Litigation Reform Act of 1995. Readers can identify these statements by the fact that they do not relate strictly to historical or current facts. Titan International, Inc. (together with its subsidiaries "Titan" or the "Company") has tried to identify forward-looking statements in this report by using words such as "anticipates," "estimates," "expects," "intends," "plans," and "believes," and similar expressions, or future or conditional verbs such as "will," "should," "would," "may," and "could." These forward-looking statements include, among other items, statements relating to the following:

- the Company's future financial performance;

- anticipated trends in the Company's business;

- expectations with respect to the end-user markets into which the Company sells its products (including agricultural equipment, earthmoving/construction equipment, and consumer products);

- future expenditures for capital projects and future stock repurchases;

- the Company's ability to continue to control costs and maintain quality;

- possible changes in domestic and international laws and policies, including the imposition of and changes in tariffs by various governments, including the United States on imported goods as part of the currently dynamic and uncertain tariff policy environment;

- the Company's ability to meet conditions of loan agreements, indentures and other financing documents;

- the Company's business strategies, including its intention to introduce new products;

- expectations concerning the performance and success of the Company's existing and new products; and

- the Company's intention to consider and pursue acquisition and divestiture opportunities and the expectations related to completed acquisitions, in particular the acquisition of The Carlstar Group, LLC ("Carlstar", now also known as Titan Specialty), which could significantly impact the Company's financial results if actual results from the Titan Specialty acquisition differ from anticipated results.

Readers of this Form 10-K should understand that these forward-looking statements are based on the Company's current expectations and assumptions about future events and are subject to a number of risks, uncertainties, and changes in circumstances that are difficult to predict, including those described in "Item 1A – Risk Factors" in Part I of this Form 10-K, certain of which are beyond the Company's control.

Actual results could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various factors, including:

- changes in the Company's end-user markets into which the Company sells its products as a result of domestic and world economic or regulatory influences or otherwise;

- Uncertainties from political or electoral changes in the United States, Europe and elsewhere, including the current and possible future tariffs being imposed by various countries on imported goods and amidst the currently dynamic and uncertain tariff policy environment;

- the effect of the market demand cycles on the Company's sales, which may have significant fluctuations;

- the effect of a recession or depression on the Company and its customers and suppliers;

- changes in the marketplace, including new products and pricing changes by the Company's competitors;

- the effect of the geopolitical instability resulting from the military conflict between Russia and Ukraine on our Russian and global operations on increased costs and ancillary impacts on our global operations;

- changes in the interest rate environment and their effects on the Company's outstanding indebtedness;

- the Company's ability to maintain satisfactory labor relations;

- the Company's ability to operate in accordance with its business plan and strategies;

- unfavorable outcomes of legal proceedings;

- the Company's ability to comply with current or future regulations applicable to the Company's business and the industry in which it competes or any actions taken or orders issued by regulatory authorities;

- availability and price of raw materials;

- availability and price of supply chain logistics and freight;

- levels of operating efficiencies;

- the effects of the Company's indebtedness and its compliance with the terms of its various indentures and credit agreements;

- unfavorable product liability and warranty claims;

- geopolitical and economic uncertainties relating to the countries in which the Company operates or does business;

- risks associated with acquisitions, including difficulty in integrating operations and personnel, disruption of ongoing business, and increased expenses;

- results of investments, and the realization of projected synergies;

- the effects of potential processes to explore various strategic transactions, including potential dispositions;

- fluctuations in currency translations;

- climate change and related laws and regulations;

- risks associated with environmental laws and regulations and increased attention to ESG matters;

- the impact of any sales of the Company's shares held by affiliates of American Industrial Partners pursuant to the Form S-3 registration statement filed with and declared effective by the Securities and Exchange Commission (the "SEC") in December 2024;

- risks relating to our manufacturing facilities, including that any of our material facilities may become inoperable; and

- risks related to financial reporting, internal controls, tax accounting, and information systems, including cybersecurity threats.

Any changes in these factors could lead to significantly different results. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on the Company's ability to achieve the results as indicated in forward-looking statements. Forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information and assumptions contained in this document will in fact transpire. The reader should not place undue reliance on the forward-looking statements included in this report or that may be made elsewhere from time to time by the Company, or on its behalf. All forward-looking statements attributable to Titan are expressly qualified by these cautionary statements.


PART I


ITEM 1 – BUSINESS

OVERVIEW

Titan, is a global wheel, tire, and undercarriage industrial manufacturer and supplier that services customers across the globe. Titan traces its roots to the Electric Wheel Company in Quincy, Illinois, which was founded in 1890. Titan was originally incorporated in 1983 and has increased its global footprint and enhanced product offerings through major acquisitions which include the following:

- 2005 - North American farm tire assets of The Goodyear Tire & Rubber Company ("Goodyear")
- 2006 - Off-the-road ("OTR") tire assets of Continental Tire North America
- 2011 - Goodyear's Latin American farm tire business
- 2013/2014 - A noncontrolling interest in Voltyre-Prom, a leading producer of agricultural and industrial tires, which owns and operates an over two million square foot manufacturing facility located in Volgograd, Russia
- 2019 - An additional 21.4% interest in Voltyre-Prom (from 42.9% to 64.3%) resulting in controlling interest
- 2024 - Acquisition of Carlstar, a global manufacturer and distributor of wheels and tires for a variety of end-market verticals including outdoor power equipment, power sports, trailers, and small to midsize agricultural and construction equipment.

As a leading manufacturer in the off-highway industry, Titan produces a broad range of products to meet the specifications of original equipment manufacturers ("OEMs") and aftermarket customers in the agricultural, earthmoving/construction, and consumer markets. Titan manufactures and sells certain tires under the Goodyear Farm Tire, Titan Tire, Carlstar and Voltyre-Prom Tire brands and has complete research and development facilities to validate tire and wheel designs. Carlstar sells tire products under the Carlisle® brand under a long-term license agreement that expires in 2033 and also sells tires under other recognized brand names, including ITP®, Trail Wolf®, Links®, USA Trail® and Carlisle Radial Trail HD™ highway trailer tires.

BUSINESS SEGMENTS

Titan designs and manufactures products for OEMs and aftermarket customers in the agricultural, earthmoving/construction, and consumer markets. For additional information concerning the revenues, expenses, income from operations, and assets attributable to each of the segments in which the Company operates, see Note 25 to our consolidated financial statements.

AGRICULTURAL SEGMENT

Titan's agricultural wheels, tires, and components are manufactured for use on various agricultural equipment, including tractors, combines, skidders, plows, planters, and irrigation equipment, and are sold directly to OEMs and to the aftermarket through independent distributors, equipment dealers, and Titan's distribution centers. The wheels range in diameter from nine inches to 54 inches, with the 54-inch diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with distinct variations (such as different centers and a wide range of material thickness) allowing the Company to offer a broad line of products to meet customer specifications. Titan's agricultural tires range from approximately one foot to approximately seven feet in outside diameter and from five inches to 55 inches in width. Agricultural tires are offered under the Goodyear Farm Tire, Titan Tire, Carlstar, ACES and Voltyre-Prom brands with a full portfolio of sizes, load carrying capabilities, and tread patterns necessary for the markets served. The Company offers the added value of delivering a complete wheel and tire assembly to OEM and aftermarket customers.

EARTHMOVING/CONSTRUCTION SEGMENT

The Company manufactures wheels, tires, and undercarriage systems and components for various types of OTR earthmoving, mining, military, construction, and forestry equipment, including skid steers, aerial lifts, cranes, graders and levelers, scrapers, self-propelled shovel loaders, articulated dump trucks, load transporters, haul trucks, backhoe loaders, crawler tractors, lattice cranes, shovels, and hydraulic excavators. The Company provides OEM and aftermarket customers with a broad range of earthmoving/construction wheels ranging in diameter from 15 to 63 inches and in weight from 125 pounds to 7,000 pounds. The 63-inch diameter wheel is the largest manufactured for the global earthmoving/construction market. Titan's earthmoving/construction tires are offered in the Titan brand and range from approximately three feet to approximately 13 feet in outside diameter and in weight from 50 pounds to 12,500 pounds. Earthmoving/construction tires offered by Titan serve virtually every off-road application in the industry with some of the highest load requirements in the most severe applications. The Company also offers the added value of wheel and tire assembly for certain applications in the earthmoving/construction segment.

CONSUMER SEGMENT

In February 2024, Titan acquired Carlstar (now also known as Titan Specialty), which is a global manufacturer and distributor of wheels and tires for a variety of end-market verticals including outdoor power equipment, power sports, and high speed trailers. Titan Specialty is primarily concentrated in the consumer segment, but also manufactures and sells small to midsize agricultural tires. Products are offered in Carlstar, ITP, Black Rock, Goodyear and Unique brands with portfolios commensurate to supporting these markets. The Company also offers the added value of wheel and tire assembly for many of these products to select OEM customers.

Titan manufactures bias truck tires in Latin America and light truck tires in Russia. This segment also includes sales that do not readily fall into the Company's other segments, such as custom rubber stock mixing sales to a variety of OEMs in adjacent industries.

COMPETITIVE STRENGTHS

Titan's strong market position in the off-highway wheel, tire, and undercarriage market and its long-term core customer relationships contribute to the Company's competitive strengths. Titan's production of both wheels and tires enables the Company to provide a one-stop solution for its customers' wheel and tire assembly needs. These strengths, along with Titan's dedication to the off-highway equipment market, continue to drive the Company forward.

- **Strong Market Position**

As a result of Titan's offering of a broad range of specialized wheels, tires, assemblies, and undercarriage systems and components, Titan is a leader in the global off-highway market. Through an extensive dealer network and sales force, the Company is able to reach an increasing number of aftermarket and OEM customers which builds Titan's image and brand recognition. The Company's production of the Goodyear Farm Tire brand in North America, Latin America, Europe, the Middle East and Africa contributes to overall visibility and customer confidence. Years of product design and engineering experience have enabled Titan to improve existing products and develop new ones, such as Low Sidewall (LSW®), which have been well received in the marketplace. Titan believes it has benefited from significant barriers to entry, such as the substantial investment necessary to replicate the Company's manufacturing equipment and numerous tools, dies and molds, many of which are used in custom processes.

- **Wheel and Tire Manufacturing Capabilities**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Both standard and LSW assemblies are primarily delivered as a single, complete unit based on each customer's specific requirements. Titan offers this value-added service for wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer segments.

- **Long-Term Core Customer Relationships**

The Company's top customers, including global leaders in agricultural and construction equipment manufacturing, have been purchasing products from Titan or its predecessors for numerous years. Customers including AGCO Corporation, Caterpillar Inc., CNH Global N.V., Deere & Company, Hitachi, Ltd., Kubota Corporation, Liebherr, and Volvo have helped sustain Titan's market leading position in wheel, tire, assembly, and undercarriage products.

BUSINESS STRATEGY

We are a worldwide leader in manufacturing and distribution of wheels, tires, assemblies and undercarriage products and serve our customers' needs through product innovation and quality service in the Company's key markets: agriculture, earthmoving/construction, and consumer. Other strategic considerations include:

- **Tire Technology**

The Company has developed an LSW tire technology, featuring a larger rim diameter and a smaller sidewall than standard tires. With LSW tire technology, which has been widely adopted within the automotive industry, users experience reduced power hop, road lope, soil compaction, and fuel consumption as well as improved safety and performance. Both power hop and road lope can disturb ride quality and impede equipment performance. The benefits correspond to Titan's markets through superior comfort, ride and fuel economy. Our LSW proprietary larger footprint agricultural products provide a framework for expansion of carbon sinks, reducing soil compaction and improving soil health. Reduced soil compaction from the larger footprint of the LSW product requires less tillage thus reducing the release of carbon dioxide, a greenhouse gas. Titan continues to enhance the LSW technology and expand its LSW product and other tire offerings in both the agricultural and construction segments.

- **Increase Aftermarket Tire Business**

The Company has concentrated on increasing Titan's presence in the tire aftermarket, which historically has been somewhat less cyclical than the OEM market. The aftermarket also offers the potential for higher profit margins and is a larger market. Titan's strategy to enhance the Company's aftermarket platform focuses on improving the customer experience and product positioning in key sales markets. To support this strategy, the Company has a dedicated salesforce for the tire aftermarket.

- **Improve Operating Efficiencies**

The Company regularly works to improve the operating efficiency of assets and manufacturing facilities. Titan integrates each facility's strengths through, among other things, transfer of equipment and business to the facilities that are best equipped to handle the work, which enables Titan to increase utilization and spread operating costs over a greater volume of products. Titan continues to implement a comprehensive program to refurbish, modernize, and enhance the technology of its manufacturing equipment. Titan has also made investments to streamline processes, increase productivity, and lower costs in the selling, general and administrative areas.

- **Enhance Design Capabilities and New Product Development**

Equipment manufacturers constantly face changing industry dynamics. Titan directs its business and marketing strategy to understand and address the needs of customers and demonstrate the advantages of products. In particular, the Company often collaborates with customers in the design of new and enhanced products and recommends modified products to customers based on the Company's own market information. These value-added services enhance Titan's relationships with customers. The Company tests new designs and technologies and develops manufacturing methods to improve product quality, performance, and cost.

- **Reduction of Non-Core Assets and Other Strategic Considerations**

The Company has reduced non-core assets and continues to explore ways to improve underperforming assets in an effort to improve cash flow and working capital and reduce debt. The Company's expertise in the manufacture of off-highway wheels, tires, and undercarriage systems and components has permitted it to capitalize on opportunities to acquire businesses that complement this product line. In the future, Titan may consider strategic partnerships or joint ventures or make additional strategic acquisitions of businesses that have an off-highway focus. The Company continually explores worldwide opportunities to expand its manufacturing and distribution capabilities in order to serve new and existing geographies.

SUSTAINABILITY

Titan is committed to being a positive force in the lives of our employees, and customers and in the communities in which they work and live. The Company has made significant progress in ESG areas by creating and updating various policies, preparing new forms of monitoring, and expanding disclosure of data regarding operations.

The protection of the environment is a core value at Titan. We are dedicated to the continual improvement of environmental performance of our global operations. In 2021, we became a signatory of the United National Global Compact, a set of international principles focusing on universal human rights, labor, the environment, and anti-corruption. From there, we began revisiting our policies and adopted both new policies and updates to existing policies which reflect these core values. With each of these updates, we have taken a stand against child and forced labor, harassment and discrimination at any of our sites or supplier or contractor sites. We intend to adhere to these ethical standards and follow outlined procedures for any infraction.

Titan works toward continuous improvement in considering our impact on the environment. Whether it is creating tires that reduce soil compaction, which also help our customers increase yield, closely tracking our business operations to identify opportunities to reduce the use of certain solvents, finding uses for recycled materials or discovering new ways to design our facilities more sustainably, we are committed to making ongoing strides toward lessening our impact on our world.

As part of our commitment to the environment, Titan has Environmental Management Systems in place across many of our global facilities. Our systems monitor and track energy consumption, waste management, pollution prevention, emissions control and overall environmental health throughout our footprint, which enables us to measure and continuously improve environmental performance. We also conduct routine internal environmental assessment audits at our facilities. Currently 17 of our locations are ISO 14001 certified, making up 45% of our facility footprint. We continue to strive for efficiency and operational improvements to lessen our impact on the environment.

HUMAN CAPITAL

The Company's key human capital management objectives are to attract, retain and develop talent to deliver on the Company's strategy. To support these objectives, the Company's human capital programs are designed to keep people safe and healthy, develop talent to prepare them for critical roles and leadership positions, and facilitate internal talent mobility.

Titan is committed to maintaining a diverse, equitable, inclusive, and safe workplace, where employees feel comfortable and encouraged to bring their whole selves to work. We value having a diverse range of backgrounds, talents, perspectives, cultures, and experiences and believe it enables us to make connections and understand our customer needs across the globe. We are committed to providing a workplace where all Titan employees work without fear of discrimination or harassment and are confident that all employment decisions are based entirely on individual merit. Titan believes that genuine diversity drives strategic advantage and contributes to the achievement of our corporate objectives. It enables Titan to attract people with the best skills and attributes, and to develop a workforce selected from all available talent, whose diversity reflects that of the customers and communities in which we serve.

The Company focuses on the following in managing its human capital:

Health and safety: We have a safety program that focuses on implementing management systems, policies and training programs and performing assessments to evaluate whether workers are trained properly and help prevent injuries and incidents. Our employees are empowered with stop-work authority which enables them to immediately stop any unsafe or potentially hazardous working condition or behavior they may observe. We utilize a mixture of indicators to assess the safety performance of our operations, including total recordable injury rate, preventable motor vehicle incidents per million miles, corrective actions and near miss frequency. We also recognize outstanding safety behaviors through our annual awards program. Importantly, during the COVID-19 pandemic, our continuing focus on health and safety enabled us to preserve business continuity without sacrificing our commitment to keeping our colleagues safe.

Compensation programs and employee benefits: Our compensation and benefits programs provide a package designed to attract, retain and motivate employees. In addition to competitive base salaries, the Company provides a variety of short-term, long-term and commission-based incentive compensation programs to reward performance relative to key financial, human capital and customer experience metrics. We offer comprehensive benefit options including retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, accident and critical illness insurance, life and disability insurance, health savings accounts, flexible spending accounts, legal insurance, auto/home insurance and identity theft insurance. Additionally, we have conducted company-wide stock grant programs for employees with the most recent grant program occurring in March 2025.

Employee experience and retention: To evaluate the success of our employee experience and retention efforts, we monitor a number of employee measures, such as employee retention, internal promotions and referrals. We host town hall meetings that are designed to provide an open and frequent line of communication for all employees and to engage with our full team.

Training and development: The Company is committed to the continued development of its people. We also offer various training and development programs, including an undergraduate tuition assistance program. Our employee evaluation process encourages performance and development check-ins throughout the year to provide for development across the Company.

EMPLOYEES
At December 31, 2025, the Company employed approximately 8,200 people worldwide, including approximately 5,300 located outside the United States.

At December 31, 2025, the employees at each of the Company's Bryan, Ohio; Freeport, Illinois; and Des Moines, Iowa facilities, which collectively account for approximately 32% of the Company's U.S. employees, are covered by collective bargaining agreements, which was renewed in January 2025 and will expire on November 16, 2028.

Outside the United States, the Company enters into employment agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements generally correspond in each case with the required or customary terms in the subject jurisdiction.

COMPETITION
The Company competes with several domestic and international companies, some of which are larger and have greater financial and marketing resources than Titan. The Company believes it is a primary source of steel wheels to the majority of its North American customers. Major competitors in the off-highway wheel market include Accuride, Gianetti, Moveero, Jantsa, Kenda, Maxin, OTR, Pronar, Rimex, Trelleborg Group, Topy Industries, Ltd, Wanda and Wheels India Limited. Significant competitors in the off-highway tire market include Alliance Tire Company Ltd., Balkrishna Industries Limited (BKT), Bridgestone/Firestone, Michelin, Mitas a.s., and Pirelli. Significant competitors in the undercarriage market include Berco and Caterpillar.
The Company competes on the basis of price, quality, sales support, customer service, design capability, and delivery time. The Company's position of manufacturing both the wheel and the tire allows Titan to provide innovative assembly solutions for our customers, creating a competitive advantage in the marketplace. The Company's ability to compete with international competitors may be adversely affected by various factors, including currency fluctuations and tariffs imposed by domestic and foreign governments. Titan owns the molds and dies used to produce its wheels and tires. However, certain of the Company's OEM customers could elect to manufacture their own products to meet their requirements or to otherwise compete with the Company. The Company may be adversely affected by increased competition in the markets in which it operates, or competitors developing products that are more effective, less expensive, or otherwise rendering certain of Titan's products less competitive. From time to time, certain of the Company's competitors have reduced their prices in particular product categories, which has prompted Titan to reduce prices as well. There can be no assurance that competitors of the Company will not further reduce prices in the future or that any such reductions would not have a material adverse effect on the Company.

OPERATIONS
Titan's operations include manufacturing wheels, manufacturing tires, combining these wheels and tires into assemblies, and manufacturing undercarriage systems and components for use in the agricultural, earthmoving/construction, and consumer markets. These operations entail many manufacturing processes in order to complete the finished products.

- **Wheel Manufacturing Process**

Most agricultural wheels are produced using a rim and a center disc. A rim is produced by first cutting large steel sheets to required width and length specifications. These steel sections are rolled and welded to form a circular rim, which is flared and formed in the rollform operation. The majority of discs are manufactured using presses that both blank and form the center to specifications in multiple stage operations. The Company e-coats wheels using a multi-step process prior to the final paint top coating.

Large earthmoving/construction steel wheels are manufactured from hot and cold-rolled steel sections. Hot-rolled sections are generally used to increase cross section thickness in high stress areas of large diameter wheels. A special cold forming process for certain wheels is used to increase cross section thickness while reducing the number of wheel components. Rims are built from a series of hoops that are welded together to form a rim base. The complete rim base is made from either three or five separate parts that lock together after the rubber tire has been fitted to the wheel, the parts have been fully assembled, and the assembly inflated.

For most wheels in our consumer segment, the Company manufactures rims and center discs from rolled and flat steel. Rims are rolled and welded, and discs are stamped and formed from the sheets. The manufacturing process then entails welding the rims to the centers and painting the assembled product.

- **Tire Manufacturing Process**

The first stage in tire production is the mixing of rubber, carbon black, and chemicals to form various rubber compounds. These rubber compounds are then extruded and processed with textile or steel materials to make specific components. These components – beads (wire bundles that anchor the tire with the wheel), plies (layers of fabric that give the tire strength), belts (fabric or steel fabric wrapped under the tread in some tires), tread, and sidewall – are then assembled into an uncured tire carcass. The uncured carcass is placed into a press that molds and vulcanizes the carcass under set time, temperature, and pressure into a finished tire.

- **Wheel and Tire Assemblies**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Titan offers this value-added service of one-stop solution for wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer segments. Both standard and LSW assemblies are delivered as a single, complete unit based on each customer's specific requirements.

- **Undercarriage Manufacturing Process**

The undercarriage components (track groups, track and carrier rollers, idler assemblies, and sprockets) are all manufactured from steel and produced according to the Company's specifications or if requested alternatively according to customer specification.

All tractor type track groups (up to 350-ton class) produced by the Company are built from five major parts: shoes, right and left hand links, pins, bushings and bolts and nuts. Shoes are manufactured from different shapes of hot rolled profiles (depending on application), sheared to length, and then heat treated for high wear bending and breaking resistance. Starting from 200-ton class excavator, shoes are either forged or casted. Tailor made special shaped shoes are obtained from heat treated steel cast in the Company foundry. Right and left hand links are die forged, hot trimmed, mass heat treated, pre-machined, induction hardened on rail surface for optimal wear and fatigue resistance, and finally machined. Pins are made from round bars that are cut, machined, heat treated, and surface finished. Bushings are generally cold extruded, pre-machined, mass heat treated by several thermal processes, carburizing or induction hardened or through hardened for wear resistance and optimal toughness and finish machined. Within the steel track undercarriage manufacturing business, monobloc type track groups (250-ton class and up) are high alloyed steel heavy castings, mass heat treated, induction hardened and precision machined to purpose in the Company's integrated foundry in Spain. This vertically integrated manufacturing capability provides the business with significant competitive advantages.

The lifetime lubricated and maintenance-free track and carrier rollers are assembled with three major components: single or double flange roller shells (typically hot forged in halves, deep hardened, friction or arc welded, and finish machined with metallurgical characteristics depending upon size and application), shafts (generally cut from bars or forged, mass heat treated, pre-machined, induction hardened, and ground) and casted brackets to fit the rollers onto the machine. The sealing of the rollers is generally obtained by Duo Cone Steel seals. Between shell and shaft there are sliding bearings or tapered roller bearing.

The idler assemblies are also lifetime lubricated, for virtually no maintenance. They are offered with cast (single web or hollow design), forged (single web) or fabricated (welded) shells, depending on size and application, and feature induction-hardened tread surfaces for optimal wear resistance.

The sprockets, designed to transfer the machine driving loads from the final drive to the track, are produced cast or forged in several geometric options, depending upon size and application. They are also heat treated for wear resistance and cracking resistance.

The undercarriage systems, custom designed and produced by the Company, consist of a structural steel fabricated frame, all the undercarriage components mentioned above (track groups, track and carrier rollers, idler assemblies, and sprockets) and a final drive. They are completely assembled in house, for consistent quality.

The Company has implemented the digitalization of components such as rollers and chains. This technology, named "Trust" (TrackAdvice undercarriage smart technology) consists of embedding sensors inside the components, making them "intelligent" and able to provide real time data, supporting decisions on maintenance and effective use of the undercarriage. The sensors communicate via Bluetooth with a display, installed in the cabin of the operator and via cloud through a gateway installed on the machine. The data extracted from the embedded sensors are temperature, working hours, and information about vibration, speed, idling time and geo-localization of the machine. The full set of data is visible on a cloud-based platform named TrackAdvice, where the end user can remotely monitor the status of its machines. Also, the system has been designed to send instant notifications in case critical parameters are reached, making it a proactive system at the service of the end users.

- **Quality Control**

The Company is ISO certified at all seven main domestic manufacturing facilities located in Aiken, South Carolina; Bryan, Ohio; Clinton, Tennessee; Des Moines, Iowa; Freeport, Illinois; Jackson, Tennessee; and Quincy, Illinois, as well as the majority of its foreign manufacturing facilities. The ISO series is a set of related and internationally recognized standards of management and quality assurance. The standards specify guidelines for establishing, documenting, and maintaining a system to ensure quality. The ISO certifications are a testament to Titan's dedication to providing quality products for its customers.

- **International Operations**

The Company operates manufacturing facilities outside of the United States in Latin America, Europe, and Asia and other international regions. For the year ended December 31, 2025, these regions contributed 18%, 24%, and 8% of the Company's net sales, respectively. For the year ended December 31, 2024, they accounted for 16%, 25%, and 8% of net sales, respectively. For the year ended December 31, 2023, the contributions were 19%, 31% and 5% of net sales, respectively.

RAW MATERIALS

Steel, natural rubber, synthetic rubber, carbon black, bead wire, and fabric are the primary raw materials used by the Company. To help ensure a consistent steel supply, Titan purchases raw steel from various steel mills and maintains relationships with steel processors for steel preparation. The Company is not dependent on any single producer for its steel supply; however, some components do have limited suppliers. Rubber and other raw materials for tire manufacture represent some of the Company's largest commodity expenses. Titan has developed a procurement strategy and practice designed to mitigate price risk and lower cost. Titan buys rubber in markets where there are usually several sources of supply. In addition to the development of key domestic suppliers, the Company's strategic procurement plan includes international steel and rubber suppliers to assure competitive price and quality in the global marketplace. As is customary in the industry, the Company does not have long-term contracts for the purchase of steel or rubber and, therefore, purchases are subject to price fluctuations.

RESEARCH, DEVELOPMENT, AND ENGINEERING

The Company's research, development, and engineering staff tests original designs and technologies and develops new manufacturing methods to improve product performance. Titan's engineering and manufacturing resources are focused on designing quality products that address the needs of our customers and end-users across the markets that Titan serves. Titan's team of experienced engineers continuously work on new and improved engineered solutions that evolve with today's applications for the off-highway wheel, tire, and assembly markets. As a part of the design process, Titan seeks to be stewards of the environment through the adoption of eco-design principles, life cycle assessments, and evaluation of incorporating the use of recycled material and alternate environmentally friendly and sustainable raw materials where possible. Titan's advantage as both a wheel and tire manufacturer allows the Company to design, test, and bring to market innovative solutions to meet the specific needs of its customers. For example, Titan has developed the LSW technology, featuring a larger rim diameter and a smaller sidewall than standard tires, which helps reduce power hop, road lope and soil compaction, and provides improved safety and performance. Research and development (R&D) expenses are expensed as incurred. R&D costs were $18.3 million, $16.5 million, and $12.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

PATENTS, TRADEMARKS, AND ROYALTIES

The Company owns various patents. Due to the difficulty in predicting the interpretation of patent laws, the Company cannot anticipate or predict any material adverse effect on its operations, cash flows, or financial condition to the extent the Company is unable to protect its patents or should the Company be found to be infringing the patents of third parties.

The Company owns various national and international trademarks and trademark registrations. The Company has royalty-bearing trademark license agreements with Goodyear to manufacture and sell certain farm, ATV and truck tires under the Goodyear brand. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Australia, New Zealand, Russia, and other Commonwealth of Independent States countries. The farm and ATV agreement is scheduled to expire at the end of 2029 with annual renewal options following the initial term. The truck tires royalty agreement expires December 31, 2028. We also have a trademark license agreement with Carlisle Companies, Inc. to manufacture and sell certain tires under the Carlisle® brand. This trademark license agreement is scheduled to expire in 2033.

CUSTOMERS

Titan's 10 largest customers accounted for 33% of net sales for the year ended December 31, 2025, and 35% of net sales for the year ended December 31, 2024. Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer segments combined represented 10% and 11% of the Company's consolidated net sales for the years ended December 31, 2025 and 2024, respectively. No other customer accounted for 10% or more of Titan's net sales in 2025 or 2024. Management believes the Company is not dependent on any single customer; however, certain products are dependent on a few customers. While the loss of any substantial customer could impact Titan's business, the Company believes that its diverse product mix and customer base should minimize a longer-term impact caused by any such loss.

ORDER BACKLOG

The Company's backlog of orders is not considered material to, or a significant factor in, evaluating and understanding any of the Company's business segments or Titan's businesses considered as a whole.

MARKETING AND DISTRIBUTION

The Company employs an internal sales force and utilizes several manufacturing representative firms for sales in North America, Europe, Latin America, Asia, and other worldwide locations. Sales representatives are primarily organized within geographic regions.

Titan distributes wheels, tires, assemblies, and undercarriage systems directly to OEMs. The distribution of aftermarket tires occurs primarily through a network of independent and OEM-affiliated dealers, along with tire wholesalers.

SEASONALITY

Agricultural equipment sales are seasonal by nature. Farmers generally order equipment to be delivered before the growing season. Shipments to OEMs in the agricultural industry in the U.S. and Europe usually peak during the Company's first and second quarters for the spring planting period, while shipments in Latin America usually peak during the Company's second and third quarters for the fall planting period. Earthmoving/construction and consumer segments have historically experienced higher demand in the first and second quarters. These segments are affected by mining, building, economic conditions and various global commodity prices.

LAWS AND GOVERNMENTAL REGULATIONS

The Company's policy is to conduct its global operations in accordance with all applicable laws, regulations and other requirements. In the ordinary course of business, similar to other industrial manufacturing companies, Titan is subject to extensive and evolving federal, state, local, and international environmental laws and regulations. From time to time, the Company has incurred, and may in the future incur, costs and additional charges associated with environmental compliance and cleanup projects, including remediation activities. As appropriate, the Company makes provisions for the estimated financial impact of potential environmental cleanup activities. The Company's policy is to accrue environmental cleanup-related costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company does not currently anticipate any material capital expenditures for environmental control facilities. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advances in environmental technologies, the quality of information available related to specific sites, the assessment stage of the site investigation, preliminary findings, and the length of time involved in remediation or settlement. Due to the difficult nature of reliably predicting future environmental costs, the Company may not be able to anticipate or predict with certainty the potential material adverse effect on its operations, cash flows, or financial condition as a result of efforts to comply with, or any future liability under, environmental laws, regulations or other requirements.

AVAILABLE INFORMATION

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports are made available, without charge, through the Company's website located at www.titan-intl.com under "Investor Relations" as soon as reasonably practicable after they are filed with the SEC. You can also obtain copies of these materials by accessing the SEC's website at www.SEC.gov. The following documents are also posted on the Company's website:

- Corporate Governance Policy
- Code of Business Conduct
- Audit Committee Charter
- Compensation Committee Charter
- Nominating Committee Charter
- Corporate Governance Committee Charter
- Environmental and Social Commitment

You may obtain printed copies of these documents, without charge, by writing to: Titan International, Inc.,
c/o Corporate Secretary, 1525 Kautz Road, Suite 600, West Chicago, Illinois 60185.

The information on, or that may be accessed through, the aforementioned websites is not incorporated into this filing and should not be considered a part of this filing.

ITEM 1A – RISK FACTORS

The Company is subject to various risks and uncertainties that it believes are significant to our business. These risks relate to or arise out of the nature of the Company's business and overall business, economic, financial, legal, and other factors or conditions that may affect the Company. In addition to risks discussed elsewhere in this report, the following are factors that could, individually or in the aggregate, materially adversely affect the Company's business, financial condition and results of operations and cause the Company's actual results to differ from past results and/or those anticipated, estimated or projected. In addition, other risks not presently known to the Company or that the Company currently believes to be immaterial may also adversely affect the Company's business, financial condition and results of operations, perhaps materially. It is impossible to reliably predict or identify all such risks and uncertainties and, as a result, you should not consider the following factors to be a complete discussion of all risks or uncertainties that may impact the Company's business, financial condition or results of operations.

Industry and Customer Base
- **The Company operates in cyclical industries and is subject to changes in U.S. and global economies.**
  The Company's sales are substantially dependent on three major industries: agricultural equipment, earthmoving/construction equipment, and consumer products. The business activity levels in these industries are subject to specific industry and general economic cycles. Any downturn in these industries or the general economies in the countries in which the Company's products are sold could drive decreases in demand for Titan's products and have a material adverse effect on Titan's business.
  The agricultural equipment industry is affected by crop prices, farm income and farmland values, weather, export markets, and government policies. The earthmoving/construction industry is affected by the levels of government and private construction spending and replacement demand. The mining industry, which is within the earthmoving/construction industry, is affected by raw material commodity prices. The consumer products industry is affected by consumer disposable income, weather, competitive pricing, energy prices, and consumer attitudes. In addition, the performance of these industries is sensitive to interest rate and foreign exchange rate changes and varies with the overall level of economic activity. The cyclical and volatile nature of the industries on which our sales are substantially dependent results in significant fluctuations in profits and cash flow from period to period and over the business cycle.

- **The Company's revenues are seasonal in nature due to Titan's dependence on seasonal industries.**
  The agricultural, earthmoving/construction, and consumer markets are seasonal, with typically lower sales during the second half of the year. This seasonality in demand has resulted in fluctuations in the Company's revenues and operating results between the first half and the second half of the year. Because much of Titan's overhead expenses are fixed, seasonal trends can cause volatility in profit margins and Titan's financial condition, especially during slower periods.

- **The Company's customer base is relatively concentrated.**

  The Company's ten largest customers, which are primarily OEMs, accounted for 33%, 35%, and 40% of Titan's net sales for 2025, 2024, and 2023, respectively. Net sales to Deere & Company represented 10%, 11%, and 13% of Titan's net sales for 2025, 2024, and 2023 respectively. No other customer accounted for 10% or more of Titan's net sales in 2025, 2024, or 2023. Titan's business could be adversely affected if one of its larger customers reduces, or otherwise eliminates in full, its purchases from Titan due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing, or other reasons. There is also continuing pressure from OEMs to reduce costs, including the cost of products and services purchased from outside suppliers such as Titan, and in that regard OEMs may develop in-house tire and wheel capabilities. There can be no assurance that Titan will be able to maintain its long-term relationships with its major customers which could have an adverse effect on the Company's results of operations.

- **The Company faces substantial uncertainties related to the currently dynamic and uncertain tariff policy environment, including increased competition from domestic and international companies, increased costs and potential reductions in customer demand.**

  The Company competes with several domestic and international competitors, some of which are larger and have greater financial and marketing resources than Titan. Titan competes on the basis of price, quality, sales support, customer service, design capability, and delivery time. The Company's ability to compete with international competitors may be adversely affected by various factors including, currency fluctuations and tariffs imposed by domestic and foreign governments. In addition, certain OEM customers could elect to manufacture certain products to meet their own requirements or to otherwise compete with Titan. The success of the Company's business depends in large part on its ability to provide comprehensive wheel and tire assemblies to its customers. The development or enhancement by Titan's competitors of similar capabilities could adversely affect its business.

  There can be no assurance that Titan's businesses will not be adversely affected by increased competition in the Company's markets, or that competitors will not develop products that are more effective or less expensive than Titan products or which could render certain of Titan's products less competitive. From time to time certain competitors have reduced prices in particular product categories, which has caused Titan to reduce prices. There can be no assurance that in the future Titan's competitors will not further reduce prices or that any such reductions would not have a material adverse effect on Titan's business.

  On April 2, 2025, the United States government issued a series of reciprocal tariffs affecting the importing of goods into the United States from approximately 185 foreign countries. As described below, the imposition of these tariffs has been fluid and changing and the tariffs have the ability to affect a substantial portion of our supply chain and could materially impact the Company's financial performance as a result of the following:

  1. **Increased Costs:** The tariffs led to higher costs for raw materials and components sourced from affected countries. This increase in costs may not be fully passed on to our customers, potentially reducing our profit margins.

  2. **Supply Chain Disruptions**: We rely on a global supply chain, and the tariffs may cause disruptions in the availability of certain materials. This may lead to delays in production and increased lead times, which could affect our ability to meet customer demand.

  3. **Market Uncertainty:** The ongoing trade tensions and the potential for retaliatory tariffs by other countries create an uncertain market environment. This uncertainty has led to reduced consumer confidence and lower demand for our products.

  4. **Mitigation Strategies:** To address the foregoing risks, we are exploring various strategies to mitigate the impact of tariffs as well as the uncertainty and consequences of litigation related to the validity of certain tariffs. These strategies include seeking alternative suppliers, reclassifying goods to reduce tariff exposure where permissible, negotiating with suppliers and customers to manage the increased costs. However, there is no assurance that these strategies will be successful.

  The recently imposed U.S. tariffs are the subject of ongoing litigation. In August 2025, the U.S. Court of Appeals for the Federal Circuit held that the President lacked authority under International Emergency Economic Powers Act ("IEEPA") to impose the challenged tariffs but stayed its ruling while the U.S. Supreme Court reviewed the issue.

  In February 2026, the U.S. Supreme Court affirmed the decision of the Court of Appeals. Following the ruling, the Trump administration signed an executive order imposing a 10% "global tariff" and later indicated an intention to increase this "global tariff" to 15%, effective immediately, using presidential powers under certain U.S. trade laws. If implemented, these tariffs can remain in effect for up to 150 days, which may be extended by the U.S. Congress. The Trump Administration may continue to impose additional tariffs under other U.S. trade laws.

In addition, in light of the Supreme Court's decision, there is also uncertainty about whether companies are entitled to refunds, the timing of those refunds and the contractual issues that include potential disputes over entitlement to refundable duties.

Given the dynamic and uncertain tariff policy environment, we are continuing to assess the impact of past and possible future tariffs and the consequences of the Supreme Court's decision. The impact on our business, financial condition, and results of operations may be material, but the future impact remains uncertain.

- **The Company could be negatively impacted if Titan fails to maintain satisfactory labor relations.**
Titan is party to collective bargaining agreements covering a portion of the Company's workforce. Titan is exposed to risks associated with disruptions to the Company's operations if the Company is unable to reach a mutually agreeable domestic collective bargaining agreement, once the term of the existing agreement expires. The current domestic collective bargaining agreement was ratified in January 2025 and will expire in November 2028. If Titan is unable to maintain satisfactory labor relations with its employees covered by collective bargaining agreements, these employees could engage in strikes, or the Company may otherwise experience work slowdowns or be subject to other labor actions. Any such actions, and any other labor disputes with the Company's employees domestically or internationally, could materially disrupt its operations. Future collective bargaining agreements may impose significant additional costs on Titan, which could adversely affect its financial condition and results of operations.

- **Our success depends on our ability to recruit, retain and motivate talented employees representing diverse backgrounds, experiences and skill sets.**
The market for highly skilled workers in our industry is extremely competitive. If we are less successful in our recruiting efforts, or if we cannot retain and motivate highly skilled workers and key leaders representing diverse backgrounds, experiences and skill sets, our business and financial performance may be adversely affected.

Supplier and Raw Material Exposure
- **The Company is exposed to price fluctuations of key commodities.**
The Company uses various raw materials, most significantly steel, natural rubber, synthetic rubber, carbon black, bead wire, and fabric in manufacturing its products across all of its market segments. The Company does not generally enter into long-term commodity contracts and does not use derivative commodity instruments to hedge exposures to commodity market price fluctuations. Therefore, the Company is exposed to price fluctuations of key commodities. In addition, our business is susceptible to increases in other costs such as energy and natural gas prices to run our operating facilities as a result of factors beyond our control, including unfavorable weather conditions. Although the Company attempts to pass on certain material price and other cost increases to its customers, there is no assurance that the Company will be able to do so in the future. Any increase in the price of steel and rubber that is not passed on to customers could result in declining margins and have a material adverse effect on Titan's financial condition and results of operations. The Company is also exposed to reductions in pricing of key commodities which could result in declining margins due to the cost of inventory being held at higher costs than the expected selling price to the end customer.

- **Demand for global logistical services can negatively impact the cost of delivery to the end customer and unexpected delays in meeting delivery requirements to the end customer.**
The Company uses various logistical providers and transportation methods including containers to transport its products to the end customers. The overall demand for containers depends largely on the rate of world trade and economic growth. The Company is exposed to significant price fluctuations on global shipping costs as well as uncertainty in terms of shipping delays as a result of the container demand and shortages. While the Company does attempt to pass on certain shipping and delivery related charges to its customer, there is no assurance that the Company will be able to do so into the future which could result in declining margins and have a material adverse effect on Titan's financial condition and results of operations.

- **The Company relies on a limited number of suppliers.**
The Company currently relies on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of Titan products. If the Company's suppliers are unable to provide raw materials to Titan in a timely manner, or are unable to meet our quality, quantity or cost requirements, the Company may not in all cases be able to promptly obtain substitute sources. Any extended delay in receiving critical materials could impair Titan's ability to deliver products to its customers. The loss of key suppliers, the inability to establish

relationships with replacement suppliers, or the inability of Titan's suppliers to meet price, quality, quantity, and delivery requirements could have a significant adverse impact on the Company's results of operations.

- **The Company has significant international operations and sales and purchases raw materials from foreign suppliers.**
The Company had total aggregate net sales outside the United States of approximately $0.9 billion, $0.9 billion, and $1.0 billion for the years ended December 31, 2025, 2024, and 2023, respectively. Net sales outside the United States are a significant proportion of total net sales, accounting for 50%, 49% and 55% for the years ended December 31, 2025, 2024, and 2023, respectively. Net sales from these international operations are expected to continue to represent a similar portion of total net sales for the foreseeable future.

International Operations and Sales – International operations and sales are subject to a number of risks and restrictions, that are not generally applicable to Titan's North American operations including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of foreign markets, restrictive actions by foreign governments (such as restrictions on transfer of funds, export duties, and quotas and foreign customs) and local epidemics or pandemics. Other risks include: changes in foreign laws regarding trade and investment; difficulties in establishing and maintaining relationships with respect to product distribution and support; nationalization; reforms of United States laws and policies affecting trade, restrictions on foreign investment, and restrictions on loans to foreign entities; and changes in foreign tax and other laws. There may also be restrictions on the Company's ability to repatriate earnings and investments from international operations. There can be no assurance that one or a combination of these factors will not have a material adverse effect on the Company's ability to increase or maintain its international sales and results of operations.

Foreign Suppliers – The Company purchases raw materials from foreign suppliers. The production costs, profit margins, and competitive position of the Company are affected by the strength of the currencies in countries where Titan purchases goods and services, relative to the strength of the currencies in countries where the products are sold. The Company's results of operations, cash flows, and financial position may be affected by fluctuations in foreign currencies.

International
- **The Company may be affected by unfair trade practices.**
Titan faces intense competition from producers both in the United States and around the world, some of which may engage in unfair trade practices. For example, in early January 2016, Titan, along with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Worker International Union, AFL-CIO, CLC of Pittsburgh, Pennsylvania, filed petitions with the U.S. Department of Commerce ("DOC") and the U.S. International Trade Commission ("ITC") alleging that imported off-the-road tires from India and Sri Lanka and wheel and tire assemblies from China were being dumped and/or subsidized and were a cause of material injury to the domestic industry. As a result, antidumping ("AD") and countervailing duty ("CVD") orders were imposed on dumped and subsidized imports of off-the-road tires from India. Titan Tire Corporation has been participating in recent annual administrative reviews of the AD/CVD orders by the DOC and has appealed aspects of the final results of the 2021 CVD administrative review to the U.S. Court of International Trade. Unfair trade practices by international competitors may have a material adverse effect on Titan's business, financial condition and results of operations.

- **The Company may be adversely affected by changes in government regulations and policies.**
Domestic and foreign political developments and government regulations and policies directly affect the agricultural, earthmoving/construction, and consumer products industries in the United States and abroad. Regulations and policies in the agricultural industry such as those concerning greenhouse gas emissions in the United States and ongoing U.S. budget issues could negatively impact the Company's business. The earthmoving/construction industry is affected by changes in construction activity, housing starts, and other regulations related to the mining and the construction of roads, bridges, and infrastructure. The modification or adoption of existing laws, regulations, or policies could have an adverse effect on any one or more of these industries and, therefore, on Titan's business.

In August 2022, the "Inflation Reduction Act" (H.R. 5376) was signed into law in the United States. As part of the Inflation Reduction Act, the U.S. Congress enacted the corporate alternative minimum tax ("CAMT"). The Inflation Reduction Act or CAMT has not had a material impact on our financial results, including on our reported effective tax rate.

- **The military conflict between Russia and Ukraine may adversely affect our business and financial statements.**
In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, imposed targeted economic sanctions on

Russia and certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world and these economic sanctions may result in an adverse effect on the Company's Russian operations. Furthermore, while we have policies, procedures and internal controls in place designed to ensure compliance with applicable sanctions and trade restrictions, and though the current effects from the Russia-Ukraine conflict have, thus far, not resulted in a material adverse impact to the Company's financial condition or results of operations, our employees, contractors, and agents may take actions in violation of such policies and applicable law and we could be held ultimately responsible. We rely on our employees to adhere to the policies, procedures and internal controls we have established to maintain compliance with evolving sanctions and export controls. To that end, we have implemented training programs, both in person and online, to educate our employees on applicable sanctions and export controls laws. If we are held responsible for a violation of U.S. or other countries' sanctions laws, we may be subject to various penalties, any of which could have a material adverse effect on our business, financial condition or results of operations.

The Company currently owns 64.3% of Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represented approximately 7% and 5% of consolidated total assets of Titan as of December 31, 2025 and 2024, respectively. The increase in asset percentage from 2024 to 2025 was primarily driven by foreign exchange rate fluctuations. The Russian operations represent approximately 4%, 5%, and 6% of consolidated total sales for the years ended December 31, 2025, 2024, and 2023, respectively. The military conflict between Russia and Ukraine has not had a significant impact on the Company's global operations. The Company continues to monitor the potential impacts on its business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

Liquidity
- **The Company's revolving credit facility and other debt obligations contain covenants that could limit the Company's financial and operational flexibility.**
  The Company's revolving credit facility, the indenture relating to the Company's 7.00% senior secured notes due 2028 and its other debt obligations contain covenants and restrictions that may impact the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Debt Restrictions" below for a further discussion of these covenants and restrictions. A breach of one or more of these covenants could result in adverse consequences that could negatively impact the Company's business, results of operations and financial condition. These consequences could limit Titan's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, to pay dividends, or to take advantage of business opportunities, including future acquisitions. Titan's ability to comply with the covenants may be affected by events beyond its control, including prevailing economic, financial, and industry conditions.

Legal and Compliance
- **Unfavorable outcomes of legal proceedings could adversely affect Titan's results of operations.**
  The Company is a party to routine legal proceedings arising out of the normal course of business. Due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict any material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of efforts to comply with, or its liabilities pertaining to, legal judgments. Any adverse outcome in any litigation involving Titan or any of its subsidiaries could negatively affect the Company's business, reputation, and financial condition.

- **The Company is subject to anti-corruption laws and regulations.**
  The Company has international operations and must comply with anti-corruption laws and regulations including the U.S. Foreign Corrupt Practices Act (FCPA). These anti-bribery laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value for the purpose of obtaining or retaining business. The FCPA prohibits these payments regardless of local customs and practices. Safeguards that Titan may implement to discourage these practices could prove to be ineffective, and violations of these laws may result in criminal or civil sanctions or other liabilities or proceedings against Titan and could adversely affect the Company's business and reputation.

- **The Company may be subject to product liability and warranty claims.**
  The Company warrants its products to be free of certain defects and, accordingly, may be subject, in the ordinary course of business, to product liability or product warranty claims. Losses may result or be alleged to result from defects in Titan products, which could subject the Company to claims for damages, including consequential damages. There can be no assurance that the Company's insurance coverage will be adequate for liabilities actually incurred or that adequate insurance will be available on terms acceptable to the Company. Any claims relating to defective products that result in liability exceeding Titan's insurance coverage could have a material adverse effect on Titan's financial condition and results of operations. Further, claims of defects could result in negative publicity against Titan, which could adversely affect the Company's business and reputation.

- **The Company is subject to risks associated with climate change regulations.**
  Governmental regulatory bodies in the United States and other countries have adopted, or are contemplating introducing regulatory changes in response to the potential impacts of climate change. New laws and regulations regarding climate change may be designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment (such as taxation of, or caps on the use of, carbon-based energy). Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial statements. In addition, any failure to adequately address stakeholder expectations with respect to ESG matters may result in the loss of business, have adverse reputational impacts, dilute market valuations and create challenges in attracting and retaining customers and talented employees. The Company's customers may also be affected by climate change regulations that may impact future purchases of the Company's products. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Company cannot currently anticipate or predict any material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of climate change and climate change regulations.

- **The Company is subject to risks associated with environmental laws and regulations.**
  The Company's operations are subject to federal, state, local, and foreign laws and regulations governing, among other things, emissions to air, discharge to waters, and the generation, handling, storage, transportation, treatment, and disposal of waste and other materials. The Company's operations entail risks in these areas, and there can be no assurance that Titan will not incur material costs or liabilities, including in connection with complying with the laws and regulations and any required remediation. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations, or requirements that may be adopted or imposed in the future. Titan's customers may also be affected by environmental laws and regulations that may impact future purchases of the Company's products.

- **The Company is subject to corporate governance requirements, and costs related to compliance with, or failure to comply with, existing and future requirements could adversely affect Titan's business.**
  The Company is subject to corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations of the SEC, the Public Company Accounting Oversight Board ("PCAOB"), and the New York Stock Exchange ("NYSE"). These laws, rules, and regulations continue to evolve and may become increasingly restrictive in the future. Failure to comply with these laws, rules, and regulations may have a material adverse effect on Titan's reputation and financial condition, and the value of the Company's securities.

- **The Company is subject to risks associated with maintaining adequate disclosure controls and internal controls over financial reporting.**
  Failure to maintain adequate financial and management processes and controls could affect the accuracy and timing of the Company's financial reporting. Testing and maintaining effective internal control over financial reporting and disclosures involves significant costs and could divert management's attention from other matters that are important to Titan's business. If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, the Company may be otherwise unable to comply with the periodic reporting requirements of the SEC and the listing of the Company's common stock on the NYSE could be suspended or terminated, each of which could have a material adverse effect on the confidence in the Company's financial reporting, its credibility in the marketplace, and the trading price of Titan's common stock.

Information Technology and Data Protection
- **The Company may be adversely affected by a disruption in, or failure of, information technology systems.**
In the ordinary course of business, the Company relies upon information technology systems, some of which are managed by third parties, to process, transmit, and store electronic information. Technology systems are used in a variety of business processes and activities, including purchasing, manufacturing, distribution, invoicing, and financial reporting. The Company utilizes security measures and business continuity plans to prevent, detect, and remediate damage from computer viruses, natural disasters, unauthorized access (whether through cybersecurity attacks or otherwise), utility failures, and other similar disruptions. Despite Titan's security measures and safeguards, a security breach or information technology system interruption or failure may disrupt and affect the Company's business, resulting in customer dissatisfaction and potential legal claims and may adversely affect Titan's results of operations and financial conditions. There can be no assurance that any such security measures or plans will be sufficient to mitigate all potential risks to Titan's systems, networks, and information. Further a significant theft, loss, or fraudulent use of customer or employee information could adversely impact the Company's reputation and could result in unauthorized release of confidential or otherwise protected information, significant costs, fines, and litigation, including with respect to enhanced cybersecurity protection and remediation costs. The Company is currently undergoing upgrades and improvements to its core enterprise resource planning systems which are 'cloud based'. Despite security measures, these systems are vulnerable to disruption of service and security breaches as mentioned above. Further, investment in 'cloud based' systems may have an adverse impact on short-term results of operations and financial condition.

- **The Company is subject to governmental laws, regulations and other legal obligations related to privacy and data protection.**
The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Titan collects personally identifiable information ("PII") and other data as integral parts of its business processes and activities. This data is subject to a variety of U.S. and international laws and regulations, including oversight by various regulatory or other governmental bodies. Many foreign countries and governmental bodies, including the European Union, Canada, and other relevant jurisdictions where we conduct business, have laws and regulations concerning the collection and use of PII and other data obtained from their residents or by businesses operating within their jurisdiction that are more restrictive than those in the U.S. Additionally, in 2016, the European Union adopted the General Data Protection Regulation that imposes more stringent data protection requirements and provides for greater penalties for noncompliance. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to the Company or Company officials, damage our reputation, inhibit sales, and otherwise adversely affect our business.

General
- **The Company is subject to foreign currency translation risk.**
The Company operates in many worldwide locations and transacts business in many foreign currencies. Titan's financial statements are reported in U.S. dollars with financial statements of international subsidiaries being initially recorded in foreign currencies and translated into U.S. dollars. Large fluctuations in currency exchange rates between the U.S. dollar and other global currencies may have a material adverse impact on the Company's financial condition, results of operations, and liquidity.

In July 2018 and March 2022, the three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100% for Argentina and Turkey, respectively. As a result, in accordance with Accounting Standards Codification ("ASC") Topic 830 Foreign Currency Matters, Argentina and Turkey were considered hyperinflationary economies and the Company adopted the impacts of this standard for the years ended December 31, 2025 and 2024. See Note 1 to our consolidated financial statements for further discussion.

- **The Company may incur additional tax expense or tax exposure.**
The Company is subject to income taxes in the United States and numerous foreign jurisdictions, and has domestic and international tax liabilities which are dependent upon the distribution of income among these different jurisdictions. Titan's income tax provision and cash tax liability in the future could be adversely affected by numerous factors, including income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws and regulations.

The Organization for Economic Co-operation and Development (the "OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation (BEPS 2.0/ Pillar Two), focusing on global profit allocation and a global minimum tax rate. On December 12, 2022, the European Union member states agreed to implement the OECD's global corporate minimum tax rate of 15%, to be effective as of January 2024. Further, in January 2025, the United States announced its withdrawal from the OECD and, as a result, the Company is continuing to assess the ongoing impact on its consolidated tax rate and income tax provision.

- **The Company is subject to risks related to uncertainties in global and regional economic conditions.**
  Our results of operations are materially affected by economic conditions globally, regionally and in the particular industries we serve. The demand for our products tends to be cyclical and can be significantly reduced in periods of economic weakness characterized by lower levels of government and business investment, lower levels of business confidence, lower corporate earnings, high real interest rates, lower credit activity or tighter credit conditions, high inflation, higher unemployment and lower consumer spending. Certain aspects of our business that are heavily consumer driven and dependent on discretionary spending may be impacted on an even broader scale by some of these economic conditions. Also, our current and future operating costs of labor, raw materials and logistics may be impacted by higher inflation and higher interest rates. Economic conditions vary across regions and countries, and demand for our products generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in the global mix of regions and countries experiencing economic growth and investment could have an adverse effect on our business, financial condition and results of operations.

- **The Company is not insured against all potential losses and could be harmed by natural disasters, catastrophes, or sabotage.**
  The Company's business activities involve substantial investments in manufacturing facilities and products are produced at a limited number of locations. These facilities could be materially damaged, including as a result of natural disasters, such as fires, floods, tornadoes, hurricanes, and earthquakes, or by sabotage. The Company could incur uninsured losses and liabilities arising from such events, as well as damage to its reputation, and/or suffer material losses in operational capacity and efficiency, which could have a material adverse impact on Titan's business, financial condition, and results of operations.

- **Acquisitions/divestitures may require significant resources and/or result in significant losses, costs, or liabilities.**
  Any future acquisitions or divestitures will depend on the Company's ability to identify suitable opportunities, to negotiate acceptable terms, and to finance acquisitions. Titan will also face competition for suitable acquisition candidates, which may increase costs. In addition, acquisitions and divestitures require significant managerial attention, which may be diverted from current operations. Furthermore, acquisitions and divestitures of businesses or facilities entail a number of additional risks and challenges including: integrating acquisitions with existing operations; and separating operations in connection with dispositions; applying internal controls and processes throughout the acquired business; potential disruption of the Company's ongoing business; inability to maintain key customer, supplier, and employee relationships; potential that transactions do not produce satisfactory returns on a timely basis or at all; and exposure to unanticipated liabilities.

  International acquisitions or divestitures may be more complex and time consuming. Also, international acquisitions and divestitures may include a number of additional risks, including the integration of acquisitions or separation of divestitures in compliance with foreign laws and regulations and business and accounting systems.

  Subject to the terms of its existing indebtedness, the Company may finance future acquisitions with cash from operations, additional indebtedness, and/or by issuing additional equity securities. These commitments may impair the operation of Titan's businesses. In addition, the Company could face financial risks associated with incurring additional indebtedness, such as reducing liquidity and access to financing markets and increasing the amount of cash flow required to service such indebtedness.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 1C – CYBERSECURITY

The Company subscribes to a defense in depth strategy when it comes to cybersecurity and has processes in place to assist in the assessment, identification, and management of material risks from threats. Our cybersecurity strategy is largely guided by key principles and frameworks from the National Institute of Standards and Technology (NIST). The Company maintains technical and organizational safeguards, including employee training, incident response capability reviews, cybersecurity insurance and business continuity mechanisms for the protection of the Company's assets. From time to time, the Company's processes are audited and validated by internal and external experts. Semi-annually, the Company performs a risk mitigation assessment to assess and determine specific cybersecurity risks prevalent within its global information technology infrastructure and how those risks are mitigated. Further, through the use of an independent third-party service provider, the Company performs external penetration testing as well as internal network vulnerability testing to assess and identify gaps and vulnerabilities within the Company's global information systems.

In the event of a cybersecurity breach, the Company would execute its incident response plan, which provides a structured response, including proper reporting and communication of the incident. When a cybersecurity incident is determined to be significant, it is addressed by Senior Director of Information Technology using processes that leverage subject-matter expertise from across the Company. Further, the Company typically will engage third-party advisors as part of our incident management processes. All cybersecurity incidents that are identified as having the potential to be highly significant to the Company are brought to the attention of SVP, Chief Financial Officer as part of our cybersecurity incident response processes. The Company's executive management would report such incidents to the Company's Board of Directors as deemed necessary based on the overall significance and impact to the Company.

Our cybersecurity team has an average of over 25 years of experience in information technology, security, and risk management, including individuals with a master's degree in business administration as well as a master's degree in cybersecurity.

Cybersecurity risk management is incorporated into our overall enterprise risk management program. As part of its enterprise risk management efforts, critical enterprise risks are assessed by senior management annually and discussed with the Company's Board of Directors. Our Board of Directors has ultimate oversight for risks relating to our cybersecurity program and practices and receives regular updates from management on cybersecurity risks and threats.

There have been no recent incidents of cybersecurity breaches within the Company's information systems in the past three fiscal years. For additional information regarding risks related to possible future cybersecurity incidents, refer to "The Company may be adversely affected by a disruption in, or failure of, information technology systems" within "Item 1A – Risk Factors" in Part I of this Form 10-K.

ITEM 2 – PROPERTIES

The Company's properties with total square footage above one million, all of which are owned by the Company, are detailed by the location, size, and focus of each facility as provided in the table below (amounts in thousands):

Location	Approximate square footage Owned	Use	Segment
Sao Paulo, Brazil	2,917	Manufacturing, distribution	All segments
Union City, Tennessee	2,212	Manufacturing, distribution	All segments
Volzhsky, Russia	2,183	Manufacturing, distribution	All segments
Des Moines, Iowa	1,930	Manufacturing, distribution	All segments
Quincy, Illinois	1,205	Manufacturing, distribution	All segments
Freeport, Illinois	1,202	Manufacturing, distribution	All segments
Meizhou, China	1,033	Manufacturing, distribution	All segments

The Company's total properties by continent are detailed by the location, size, and focus as provided in the table below (amounts in thousands):

	Approximate square footage			
Location	Owned	Leased	Use	Segment
North America	7,463	3,372	Manufacturing, distribution	All segments
Europe / CIS	4,052	115	Manufacturing, distribution	All segments
Latin America	2,970	289	Manufacturing, distribution	All segments
Asia and other regions	1,348	250	Manufacturing, distribution	All segments
Total	15,833	4,026		

The Company considers each of its facilities to be in good condition and adequate for present use. Management believes that the Company has sufficient capacity to meet current market demand with its active facilities.

ITEM 3 – LEGAL PROCEEDINGS

The Company is subject, from time to time, to certain legal proceedings and claims arising out of the normal course of its business, which cover a wide range of matters, including environmental issues, product liability, contracts, and labor and employment matters. See Note 22 to our consolidated financial statements for further discussion. In our opinion, pending legal matters are not expected to have a material adverse impact on our results of operations, financial condition, liquidity or cash flows.

ITEM 4 – MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A – INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Executive Officers
The names, ages, and positions of all executive officers of the Company are listed below, followed by a brief account of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting immediately following the Annual Meeting of Stockholders. There is no arrangement or understanding between any officer and any other person pursuant to which an officer was selected.

Paul G. Reitz, 53, joined the Company in July 2010 as Chief Financial Officer. Mr. Reitz was appointed President in February 2014. Since December 2016, Mr. Reitz has served as President and Chief Executive Officer.

David A. Martin, age 58, who formerly served as the Company's Chief Financial Officer from June 2018 until December 2025, was appointed to the position of Senior Vice President and Chief Transformation Officer in December 2025. Mr. Martin leads enterprise-wide transformation initiatives focused on strategic alignment, operational agility, and long-term value creation. He oversees the critical alignment of information technology, including acceleration of AI adoption, along with human capital, and risk management functions and initiatives.

Tony C. Eheli, age 48, who formerly served as the Company's Vice President and Chief Accounting Officer from March 2021 until December 2025, was appointed to Senior Vice President and Chief Financial Officer in December 2025. Mr. Eheli previously had responsibility for Titan's global financial reporting, audit oversight, and operational controls, as well as leadership of the North American operational finance organization. Prior to joining Titan, Mr. Eheli served in several finance leadership roles at Danaher Corporation, from 2011 to 2021, and prior to that in roles of increasing responsibility at PricewaterhouseCoopers LLP, a public accounting firm ("PwC").

James M. Pach, age 45, who formerly the Company's Corporate Controller from March 2020 to December 2025, was appointed to Vice President and Chief Accounting Officer in December 2025. Mr. Pach brings expertise in financial compliance, reporting, and internal controls, and has played a key role in supporting Titan's global finance operations for the last six years. Prior to joining Titan, Mr. Pach worked in senior accounting roles at various public companies, and in roles of increasing responsibility at PwC.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol TWI. As of February 18, 2026, there were approximately 227 holders of record of Titan common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders because a significant portion of our Common Stock is held in "street name" by brokers and banks.

We have not paid dividends on our Common Stock in recent years. The declaration and payment of future dividends is at the discretion of our Board of Directors, subject to any covenants contained in agreements to which we are a party. Refer to "Item 7 – Management's Discussion and Analysis of Liquidity and Capital Resources – Liquidity and Capital Resources" for further discussion on debt restrictions associated with payment of dividends.

PERFORMANCE COMPARISON GRAPH

The performance graph below compares cumulative total return on the Company's common stock over the past five years against the cumulative total return of the Standard & Poor's 600 Agricultural & Farm Machinery Index, and against the Standard & Poor's 500 Stock Index. The graph depicts the value on December 31, 2025, of a $100 investment made on December 31, 2020, in Company common stock and each of the other two indices, with all dividends reinvested. The stock price performance reflected below is based on historical results and is not necessarily indicative of future stock price performance.

The performance graph is not deemed to be "soliciting material" or to be "filed" with the SEC for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act) or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Titan under the Securities Act of 1933, as amended, or the Exchange Act.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
350
300
250
200
150
100
50
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
Titan International, Inc.
S&P 500 Index
S&P 600 Agricultural & Farm Machinery Index

	Fiscal Year Ended December 31,					
	2020	2021	2022	2023	2024	2025
Titan International, Inc.	$ 100.00	$ 225.51	$ 315.23	$ 306.17	$ 139.71	$ 161.11
S&P 500 Index	100.00	126.89	102.22	126.99	156.59	182.25
S&P 600 Agricultural & Farm Machinery Index	100.00	134.41	155.01	141.84	116.48	111.76

Issuer Purchases of Equity Securities

Titan did not effect any repurchases of its equity securities during the three months ended December 31, 2025.

On December 16, 2022, the Board of Directors authorized a share repurchase program allowing for the expenditure of up to $50.0 million for the repurchase of the Company's Common Stock. This authorization took effect immediately and remained in place through December 16, 2025.

As of December 31, 2025, the share repurchase program has ended and there are no authorized amounts available for future share repurchases under this program.

ITEM 6 [RESERVED]

Not required.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS
Management's discussion and analysis of financial condition and results of operations is designed to provide a reader of the financial statements included in this annual report with a narrative from the perspective of the management of Titan on Titan's financial condition, results of operations, liquidity, and other factors which may affect the Company's future results. You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes in "Item 8. Financial Statements and Supplementary Data." The following discussion includes forward-looking statements about our business, financial condition, and results of operations, including discussions about management's expectations for our business. These statements represent projections, beliefs, and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performance or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management's actions to vary, and the results of these variances may be both material and adverse. See "Forward-Looking Statements" and "Item 1A. Risk Factors" in Part I of this Form 10-K.

Acquisition of Carlstar Group (now also known as "Titan Specialty")
On February 29, 2024, the Company acquired 100% of the equity interests of Carlstar, now also known as Titan Specialty. The results of Titan Specialty's operations have been included in our consolidated financial statements since February 29, 2024. Total acquisition-related costs related to the Titan Specialty acquisition for the year ended December 31, 2024 were $6.2 million.

The purchase consideration for the Titan Specialty acquisition was allocated to the estimated fair value of assets acquired and liabilities assumed as of February 29, 2024. For further information, refer to Note 2 to our consolidated financial statements.

BUSINESS
For a description of the Company's business and segments see "Item 1. Business" in Part I of this Form 10-K.

MARKET CONDITIONS AND OUTLOOK

AGRICULTURAL MARKET OUTLOOK
The agricultural market is affected by related commodity prices and farmer income, among other variables. The customer demand in the agricultural markets in North America and Europe are currently experiencing a mix of customer demand levels driven by favorable customer order patterns in small agricultural products as compared to a significant slowdown in customer demand for large agricultural products. The mix in demand levels has been and continues to be further exacerbated by the dynamic and uncertain tariff policy environment, including the imposition of tariffs by the United States and other countries throughout the world, and responses thereto, including litigation, which has created uncertainty in the global markets including impact on farmer sentiment. Amid the evolving global tariff situation, Titan is in a uniquely advantaged position among its competitors, having manufacturing capabilities that are strategically located in the key markets we serve. In addition, some mid to long term global market trends anticipate population growth, a shift in consumer preference toward higher protein diets, and the pressures to replace an aging large equipment fleet in favor of newer and higher productivity technology. The Company expects that the underlying market trends mentioned above will provide future support for the mid to long-term demand for the Company's products. However, many variables, including weather, volatility in the price of commodities, the demand for used equipment, export markets, foreign currency exchange rates, interest rates, government policies, subsidies, and uncertainty

surrounding the dynamic and uncertain tariff policy environment including tariffs imposed by the United States and reciprocated by other countries, can greatly affect the Company's performance in the agricultural market in a given period.

EARTHMOVING/CONSTRUCTION MARKET OUTLOOK
The earthmoving/construction segment is affected by many variables, including commodity prices, uncertainty surrounding the imposition of tariffs as mentioned above, road construction, infrastructure, government appropriations, housing starts, and other macroeconomic drivers. The construction market is primarily driven by country-specific GDP and the need for infrastructure developments. The earthmoving/construction markets are currently experiencing an improvement in OEM demand due to stronger mining capital budgets and forecasted GDP growth in many of the countries in which Titan's earthmoving/construction products are sold. The mining industry continued to experience growth given the increased demand in natural resources industries. Mineral commodity prices are at relatively high levels, which should also support the forecasted mid- to long-term growth. However, as noted above, numerous variables can affect the Company's sales of earthmoving/construction products in any given period.

CONSUMER MARKET OUTLOOK
The consumer market consists of several distinct product lines within different regions. These products include specialty tires and products under several leading brands, including Carlstar, ITP and Marastar brands within powersports, outdoor power equipment and high-speed trailers. The consumer market also includes light truck tires sold into Latin America and other specialty products, including custom mixing of rubber stock, and train brakes. Certain aspects of the consumer market are presently experiencing a slowdown, particularly in the Americas. The consumer segment pace of growth can vary from period to period and is affected by many macroeconomic variables including but not limited to inflationary impacts, consumer spending, interest rates, government policies, and uncertainty surrounding tariffs, as mentioned above. As previously stated, we believe that our ownership of manufacturing capabilities and partnerships with suppliers that are strategically located puts us in a uniquely advantaged position to allow us to respond to some of the challenges presented by the current tariff situation.

SUMMARY OF RESULTS OF OPERATIONS

The following table sets forth the Company's statement of operations expressed as a percentage of net sales for the periods indicated. This table and subsequent discussions should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this annual report.

	As a Percentage of Net Sales Year Ended December 31,	
	2025	2024
Net sales	100.0 %	100.0 %
Cost of sales	86.1	86.0
Gross profit	13.9	14.0
Selling, general and administrative expenses	11.2	10.5
Acquisition related expenses	—	0.3
Research and development	1.0	0.9
Royalty expense	0.6	0.5
Income from operations	1.1	1.8
Interest expense	(2.1)	(2.1)
Interest income	0.6	0.6
Foreign exchange loss	(0.3)	(0.3)
Other income	0.1	0.4
(Loss) income before income taxes	(0.6)	0.4
Income tax provision	2.7	0.6
Net loss	(3.3)%	(0.2)%
Net income attributable to noncontrolling interests	0.2	0.1
Net loss attributable to Titan	(3.5)%	(0.3)%

In addition, the following table sets forth components of the Company's net sales classified by segment:

(amounts in thousands)	2025		2024		2023	
Agricultural	$	740,937	$	788,580	$	980,537
Earthmoving/construction		581,744		583,391		687,758
Consumer		505,762		473,966		153,505
Total	$	1,828,443	$	1,845,937	$	1,821,800

FISCAL YEAR ENDED DECEMBER 31, 2025, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2024

RESULTS OF OPERATIONS

Highlights for the year ended December 31, 2025, compared to 2024 (amounts in thousands):

	2025		2024		% Increase (Decrease)
Net sales	$	1,828,443	$	1,845,937	(0.9)%
Cost of sales		1,574,983		1,588,135	(0.8)%
Gross profit		253,460		257,802	(1.7)%
Gross profit %		*13.9 %*		*14.0 %*	(0.7)%
Selling, general and administrative expenses		203,271		191,794	6.0 %
Acquisition related expenses		—		6,196	(100.0)%
Research and development expenses		18,321		16,520	10.9 %
Royalty expense		11,106		10,108	9.9 %
Income from operations	$	20,762	$	33,184	(37.4)%

Net Sales
Net sales for the year ended December 31, 2025 were $1.83 billion, compared to $1.85 billion for the year ended December 31, 2024. The net sales change was primarily attributable to lower sales volume in the agricultural and earthmoving/construction segments, particularly in North America and Europe, reflecting softer end-market demand. This decrease was partially offset by favorable pricing driven by higher input costs and an improved product mix, as well as higher volume resulting from the inclusion of two additional months of sales from the Titan Specialty business, acquired in February 2024.

Cost of Sales and Gross Profit
Cost of sales was $1.57 billion for the year ended December 31, 2025, compared to $1.59 billion for 2024. The factors that drove the change in cost of sales was consistent with the factors for the change in net sales. Gross profit for 2025 was $253.5 million, or 13.9% of net sales, compared to $257.8 million, or 14.0% of net sales, for 2024. The changes in gross profit and margin were due to lower fixed cost leverage resulting from reduced volumes, as well as inflationary pressures on raw materials and other input costs.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses for the year ended December 31, 2025, were $203.3 million, or 11.2% of net sales, up 6.0%, compared to $191.8 million, or 10.5% of net sales, for 2024. The increase was primarily attributable to the inclusion of two additional months of SG&A expenses associated with the Titan Specialty business, which was acquired in February 2024. These additional costs included expenses associated with managing distribution centers and higher depreciation and amortization arising from the acquisition.

Acquisition-Related Expenses
Acquisition-related expenses for the year ended December 31, 2025 and 2024 was $0.0 million and $6.2 million, respectively, reflecting one-time transaction costs for Titan Specialty.

Research and Development Expenses

Research and development (R&D) expenses for the year ended December 31, 2025, were $18.3 million, or 1.0% of net sales, compared to $16.5 million, or 0.9% of net sales, for 2024. R&D spending reflects initiatives to improve product designs and an ongoing focus on innovation and quality.

Royalty Expense

The Company has trademark license agreements with Goodyear to manufacture and sell certain farm, ATV and truck tires under the Goodyear brand. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Australia, New Zealand, Russia, and other Commonwealth of Independent States countries. The Company also has a trademark license agreement with Carlisle Companies, Inc. to manufacture and sell certain tires under the Carlisle® brand. Royalty expenses for the year ended December 31, 2025 were $11.1 million compared to $10.1 million for 2024.

Income from Operations

Income from operations for the year ended December 31, 2025 was $20.8 million, or 1.1% of net sales, compared to income of $33.2 million, or 1.8% of net sales, for 2024. The change in income was primarily due to lower gross profit and the cumulative impact of the items discussed above.

OTHER PROFIT/LOSS ITEMS

Interest Expense

Interest expense for 2025 and 2024 was $38.7 million and $36.4 million, respectively. The increase in interest expense was largely attributable to higher debt levels associated with borrowings under our credit facility used to fund the Titan Specialty acquisition in February 2024 and the repurchase of $57.6 million of Titan's common stock from entities affiliated with MHR Fund Management LLC in October 2024 (the "MHR Repurchase").

Interest Income

Interest income was $10.7 million and $11.0 million for the year ended December 31, 2025 and 2024, respectively. Interest income remained consistent with the prior year.

Foreign Exchange Loss

Foreign exchange loss was $5.0 million for the year ended December 31, 2025, compared to a loss of $6.1 million for the year ended December 31, 2024. The change in foreign exchange loss was primarily attributable to the fluctuations in exchange rates in certain geographies in which we conduct business.

Other Income

Other income was $1.0 million for the year ended December 31, 2025, compared to other income of $6.6 million for 2024, an decrease of $5.6 million. This change was primarily attributable to a $2.9 million loss in 2025 related to the write-off of assets that were associated with the reimbursement of premiums paid under certain life insurance policies held for certain owners of a previously acquired business. The write-off was based on the Company's re-assessment that it will likely not be able to recover the premium's previously paid. The year-over-year change was also due to a $1.9 million gain recognized in 2024 from a property insurance settlement related to repairs at a facility in Italy.

Provision for Income Taxes

The Company recorded income tax expense of $49.9 million and $11.9 million for the years ended December 31, 2025 and 2024, respectively. The Company's effective tax rate was (441.6)% in 2025 and 159.0% in 2024. The change in the Company's effective tax rate is primarily due to the additional valuation allowances established domestically and in Luxembourg.

The Company's 2025 and 2024 income tax expense and rates differed from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of valuation allowances domestically and in Luxembourg for 2025. For 2024 the difference was primarily from foreign income tax rate differential on the mix of earnings and certain non-deductible transaction costs related to the Company's acquisition of The Carlstar Group, LLC.

Net Loss and Loss per Share

Net loss for the year ended December 31, 2025, was $61.2 million, compared to net loss of $3.6 million for 2024. Basic loss per share was $1.00 for the year ended December 31, 2025, compared to basic loss per share of $0.08 for 2024. Diluted loss per share was $1.00 for the year ended December 31, 2025, compared to diluted loss per share of $0.08 for 2024. The changes in net loss and loss per share were primarily driven by the factors discussed above.

SEGMENT INFORMATION

Segment Summary (Amounts in thousands)

2025	Agricultural		Earthmoving/ Construction		Consumer		Corporate/ Unallocated Expenses		Consolidated Totals	
Net sales	$	740,937	$	581,744	$	505,762	$	—	$	1,828,443
Gross profit		92,723		60,572		100,165		—		253,460
Profit margin		12.5 %		10.4 %		19.8 %		— %		13.9 %
Income (loss) from operations		27,480		3,054		19,106		(28,878)		20,762
2024										
Net sales	$	788,580	$	583,391	$	473,966	$	—	$	1,845,937
Gross profit		103,988		62,824		90,990		—		257,802
Profit margin		13.2 %		10.8 %		19.2 %		— %		14.0 %
Income (loss) from operations		39,780		7,009		20,477		(34,082)		33,184

Agricultural Segment Results

Agricultural segment results were as follows:

(Amounts in thousands)		2025		2024	% Decrease
Net sales	$	740,937	$	788,580	(6.0)%
Gross profit		92,723		103,988	(10.8)%
Profit margin		12.5 %		13.2 %	(5.3)%
Income from operations		27,480		39,780	(30.9)%

Net sales in the agricultural segment were $740.9 million for the year ended December 31, 2025, compared to $788.6 million for 2024. The net sales change was primarily due to lower sales volumes in North America and Europe, driven by reduced demand for agricultural equipment. This was influenced by lower farmer income, higher financing costs, and inventory reduction initiatives by OEM customers. Additionally, foreign currency translation negatively impacted net sales by approximately 1.0%, primarily due to the depreciation of the Brazilian real and Turkish lira compared to the U.S. dollar. These impacts were partially offset by favorable pricing associated with pass through of increased input costs and product mix.

Gross profit in the agricultural segment was $92.7 million, or 12.5% of net sales, for 2025, compared to $104.0 million, or 13.2% of net sales, for 2024. The change in gross profit was primarily attributable to lower sales volume and reduced fixed cost leverage.

Income from operations in the agricultural segment was $27.5 million for the year ended December 31, 2025, compared to $39.8 million for 2024. The overall change in income from operations was primarily a result of lower gross profit stemming from reduced net sales volume.

Earthmoving/Construction Segment Results

Earthmoving/construction segment results were as follows:

(Amounts in thousands)	2025		2024		% Decrease
Net sales	$	581,744	$	583,391	(0.3)%
Gross profit		60,572		62,824	(3.6)%
Profit margin		10.4 %		10.8 %	(3.7)%
Income from operations		3,054		7,009	(56.4)%

The Company's earthmoving/construction segment net sales were $581.7 million for the year ended December 31, 2025, compared to $583.4 million for the year ended December 31, 2024. The change in net sales was primarily attributable to reduced sales volume due to softer demand in North America and with respect to our undercarriage business. The decrease was partially offset by a 1.2% favorable foreign currency translation impact, driven mainly by the strengthening of the euro compared to the U.S. dollar, as well as positive price and product mix.

Gross profit in the earthmoving/construction segment was $60.6 million, or 10.4% of net sales, for the year ended December 31, 2025, compared to $62.8 million, or 10.8% of net sales, for the year ended December 31, 2024. Gross profit and margin changes were mainly due to inflationary pressures on raw materials and other input costs and lower sales volume resulting in reduced fixed cost leverage.

The Company's earthmoving/construction segment income from operations was $3.1 million for the year ended December 31, 2025, as compared to income of $7.0 million for 2024. The change was attributable to lower gross profit as well as higher SG&A expenses in our undercarriage business and in the Latin America region, primarily due to general inflationary cost impacts, including higher personnel-related costs.

Consumer Segment Results

Consumer segment results were as follows:

(Amounts in thousands)	2025		2024		% Increase (Decrease)
Net sales	$	505,762	$	473,966	6.7 %
Gross profit		100,165		90,990	10.1 %
Profit margin		19.8 %		19.2 %	3.1 %
Income from operations		19,106		20,477	(6.7)%

Consumer segment's net sales were $505.8 million for the year ended December 31, 2025, compared to $474.0 million for 2024. The increase was primarily driven by the inclusion of two additional months of sales from the Titan Specialty acquisition, as well as favorable pricing and product mix influenced by higher input costs and the impact of tariffs in the Titan Specialty business. The increase was partially offset by lower volume in the Americas region outside of the Titan Specialty businesses during 2025 due to continued market softness.

Gross profit from the consumer segment was $100.2 million for 2025, or 19.8% of net sales, compared to $91.0 million, or 19.2% of net sales, for 2024. The increase in gross profit was primarily driven by the additional two months of results from the Titan Specialty acquisition. Margin expansion was attributable to Titan Specialty's strong aftermarket business, which carries higher margins.

Consumer segment's income from operations was $19.1 million for the year ended December 31, 2025, compared to $20.5 million for 2024. The decrease was primarily due to higher SG&A expenses, reflecting the inclusion of two additional months of operating costs associated with the Titan Specialty business, which was acquired in February 2024.

Corporate & Unallocated Expenses

Income from operations on a segment basis does not include corporate expenses of approximately $28.9 million and $34.1 million for the year ended December 31, 2025 and 2024, respectively. Unallocated expenses are primarily comprised of corporate selling, general and administrative expenses. The year-over-year decline was mainly due to $6.2 million in transaction-related costs incurred in the first quarter of 2024 in connection with the Titan Specialty acquisition, which did not recur in 2025.

FISCAL YEAR ENDED DECEMBER 31, 2024, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2023

The comparison of the 2024 results to 2023 has been omitted from this Form 10-K and can be found in the Company's Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 27, 2025 under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

As of December 31, 2025, the Company reported $202.9 million of cash and cash equivalents, an increase of $6.9 million from December 31, 2024, due to the following items:

Operating Cash Flows

Summary of cash flows from operating activities:

(Amounts in thousands)	Year ended December 31,					
		2025		**2024**		**Change**
Net loss	$	(61,189)	$	(3,590)	$	(57,599)
Depreciation and amortization		67,111		60,704		6,407
Deferred income tax provision (benefit)		30,989		(6,358)		37,347
Gain from property insurance settlement		—		(3,537)		3,537
Accounts receivable		(3,975)		73,825		(77,800)
Inventories		(7,121)		51,481		(58,602)
Prepaid and other current assets		(1,400)		12,106		(13,506)
Accounts payable		11,303		(29,169)		40,472
Other current liabilities		(9,389)		(15,290)		5,901
Other liabilities		2,724		998		1,726
Other operating activities		976		317		659
Net cash provided by operating activities	$	30,029	$	141,487	$	(111,458)

In 2025, cash flows provided by operating activities was $30.0 million. This result was primarily attributable to our net loss described above, offset by non-cash items, including depreciation and amortization expenses of $67.1 million and a deferred income tax provision of $31.0 million. These items were partially offset by an increase in working capital. The rise in accounts receivable was largely attributable to higher sales, as fourth quarter 2025 sales increased by $26.9 million compared to the fourth quarter of 2024. In line with higher sales activity in the fourth quarter of 2025, accounts payable also increased at year end 2025 relative to year end 2024. Inventory levels rose as well, reflecting proactive inventory management to support expect higher customer demand in the first quarter of 2026.

When comparing the year ended December 31, 2025, to 2024, operating cash flows decreased by $111.5 million, primarily due to significant one-time cash inflows in 2024 related to enhanced working capital management and working capital acquired from the Titan Specialty acquisition, which did not repeat in 2025. Key drivers of the cash flow changes from working capital included a $77.8 million decrease in cash inflows from the change in accounts receivable and a $58.6 million decrease in cash inflows from the change in inventory, partially offset by a $40.5 million decrease in cash outflows from the change in accounts payable.

Summary of the components of cash conversion cycle:

	December 31, 2025	December 31, 2024
Days sales outstanding	53	51
Days inventory outstanding	124	123
Days payable outstanding	(66)	(62)
Cash conversion cycle	111	112

The cash conversion cycle decreased by 1 day in 2025. This improvement was primarily driven by higher accounts payable balances at year-end 2025, which contributed to increased days payable outstanding and a shorter overall cash conversion cycle duration.

Investing Cash Flows
Summary of cash flows from investing activities:

(Amounts in thousands)	Year ended December 31,		
	2025	2024	Change
Capital expenditures	$ (54,620)	$ (65,624)	$ 11,004
Business acquisitions, net of cash acquired	—	(143,643)	143,643
Proceeds from sale of investments	—	1,791	(1,791)
Proceeds from property insurance settlement	—	3,537	(3,537)
Investments in nonconsolidated affiliates	(5,675)	—	(5,675)
Other investing activities	649	2,341	(1,692)
Cash used for investing activities	$ (59,646)	$ (201,598)	$ 141,952

Net cash used for investing activities was $59.6 million in 2025, compared to $201.6 million in 2024. The year-over-year change was primarily due to the acquisition of Titan Specialty in February 2024, which included $143.6 million of cash consideration and did not recur in 2025.

Capital expenditures totaled $54.6 million in 2025, compared to $65.6 million in 2024. These expenditures supported the replacement and enhancement of plant and equipment, including the acquisition of new tools, dies, and molds for new product development initiatives. The reduction in capital expenditures in 2025 reflected Titan's efforts to optimize cash management in response to lower product demand in the marketplace. In addition, the Company invested $5.7 million in nonconsolidated affiliates during 2025, including a $4.0 million cash investment to acquire a 20% ownership interest in Rodaros Industria de Rodas Ltda, our Brazilian affiliate.

Financing Cash Flows
Summary of cash flows from financing activities:

(Amounts in thousands)	Year ended December 31,		
	2025	2024	Change
Proceeds from borrowings	$ 116,955	$ 213,199	$ (96,244)
Payment on debt	(99,516)	(70,291)	(29,225)
Payment of debt issuance costs	—	(3,115)	3,115
Repurchase of common stock	—	(16,383)	16,383
Repurchase of common stock from related party	—	(57,636)	57,636
Other financing activities	6	(1,223)	1,229
Cash provided by financing activities	$ 17,445	$ 64,551	$ (47,106)

In 2025, net cash provided by financing activities was $17.4 million. This inflow was primarily driven by $117.0 million in borrowings to support increased working capital requirements, partially offset by $99.5 million in debt repayments.

In 2024, cash used for financing activities was $64.6 million, primarily driven by borrowings totaling $213.2 million, which included $147.0 million to finance the Titan Specialty acquisition in February 2024 and $45.0 million to fund the $57.6 million repurchase of the Company's common stock from the MHR Funds, a related party, in October 2024. These borrowings were partially offset by $70.3 million in debt repayments, open-market common stock repurchases of $16.4 million, and the MHR Repurchase of $57.6 million.

Additionally, Titan issued common stock valued at $168.7 million in 2024 in connection with the Titan Specialty acquisition. This non-cash transaction was reflected in "Non cash financing activity" in our consolidated statements of cash flows.

Debt Restrictions

Our $225 million revolving credit facility and indenture relating to the 7.00% senior secured notes due 2028 contain various restrictions, including:

- When remaining availability under the credit facility is less than the greater of (i) $17 million and (ii) 10% of the credit facility's line cap (the line cap being the lesser of our borrowing base or the lenders' commitments under the credit facility), the Company will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 (calculated quarterly on a trailing four quarter basis);

- Limits on dividends and repurchases of the Company's stock;

- Restrictions on the ability of the Company to make additional borrowings, or to consolidate, merge, or otherwise fundamentally change the ownership of the Company;

- Limits on investments, dispositions of assets, and guarantees of indebtedness; and

- Other customary affirmative and negative covenants.

These covenants are subject to a number of exceptions and qualifications that are described in the credit and security agreement and the indenture relating to the 7.00% senior secured notes due 2028. These restrictions could limit the Company's ability to respond to market conditions, provide for unanticipated capital investments, raise additional debt or equity capital, pay dividends, repurchase stock or capitalize on business opportunities, including those relating to future acquisitions. The Company was in compliance with these debt covenants at December 31, 2025.

Guarantor Financial Information

The Company's 7.00% senior secured notes due 2028 are guaranteed by the following 100% owned subsidiaries of the Company: Titan Tire Corporation, Titan Tire Corporation of Bryan, Titan Tire Corporation of Freeport, and Titan Wheel Corporation of Illinois. The note guarantees are full and unconditional, joint and several obligations of the guarantors. The guarantees of the guarantor subsidiaries are subject to release in limited circumstances only upon the satisfaction of certain customary conditions.

The following summarized financial information of both the Company and the Guarantor Subsidiaries ("the Guarantors") is presented on a combined basis after elimination of (i) intercompany transactions and balances between the parent and the Guarantors and (ii) equity in earnings from investments in any subsidiary that is a non-Guarantor. The information is presented in accordance with the requirements of Rule 13-01 under the SEC's Regulation S-X. The financial information may not necessarily be indicative of results of operations or financial position had the Guarantor operated as an independent entity.

Summarized Balance Sheets:

(Amounts in thousands)

	December 31, 2025
Assets	
Current assets	$ 59,860
Property, plant, and equipment, net	89,096
Intercompany accounts receivable from non-guarantor subsidiaries, net	680,039
Other long-term assets	71,839
Liabilities	
Current liabilities	77,406
Long-term debt	554,029
Other long-term liabilities	2,922

Summarized Statement of Operations:

(Amounts in thousands)

	Year ended December 31, 2025
Net sales	$ 468,479
Gross profit	35,395
Loss from operations	(34,913)
Net loss	(80,799)

LIQUIDITY OUTLOOK

The Company does not anticipate significant liquidity constraints during the foreseeable future. At December 31, 2025, the Company had $202.9 million of cash and cash equivalents. This amount included $181.4 million held in foreign countries.

As of December 31, 2025, there were $156.0 million of borrowings outstanding under the Company's $225.0 million credit facility. Titan's availability under this credit facility may be less than $225 million as of any particular date, as a result of outstanding letters of credit and eligible accounts receivable and inventory balances at certain domestic and Canadian subsidiaries. Based on eligible accounts receivable and inventory balances, the Company's total amount available for borrowing under the credit facility at December 31, 2025 totaled $197.9 million. With outstanding letters of credit totaling $5.9 million and $156.0 million in borrowings under the revolving credit facility, the net amount available for borrowing under the credit facility at December 31, 2025 totaled $36.1 million.

Capital expenditures for 2026 are forecasted to be between approximately $50 million and $55 million. These capital expenditures are anticipated to be used primarily to continue to enhance the Company's existing facilities and manufacturing capabilities and drive productivity gains, along with the purchase of new tools, dies and molds related to new product development.

Cash payments for interest are currently forecasted to be between approximately $36 million and $40 million in 2026, based on the Company's year-end 2025 debt balances and debt maturities. The forecasted interest payments are comprised primarily of the semi-annual interest payments totaling approximately $28 million (paid in April and October) for the 7.00% senior secured notes, and between $8 million and $12 million of payments on credit facilities, which are variable dependent upon on the prevailing rates and outstanding debt levels within each month.

Cash and cash equivalents along with anticipated internal cash flows from operations and utilization of availability on global credit facilities, are expected to provide sufficient liquidity for working capital needs, debt maturities, and capital expenditures for the foreseeable future. Potential divestitures and unencumbered assets also could be a possible means to provide for future liquidity needs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 1 to our consolidated financial statements. Preparation of financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the application of technical accounting rules and guidance, as well as the use of estimates. The Company's application of such rules and guidance involves assumptions that require difficult subjective judgments regarding many factors, which, in and of themselves, could materially impact the financial statements and disclosures. A future change in the estimates, assumptions, or judgments applied in determining the following matters, among others, could have a material impact on future financial statements and disclosures.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply in the years the temporary differences are expected to be settled or realized. Management's judgment is required to determine the provision for income taxes, deferred tax assets and liabilities, and valuation allowances against deferred tax assets.

Management records a reduction to the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing future profitability by year, including the impact of tax planning strategies, relative to the expiration dates, if any, of the assets.

Management considers both positive and negative evidence when measuring the need for a valuation allowance. The weight given to the evidence is commensurate with the extent to which it may be objectively verified. Current and cumulative financial reporting results are a source of objectively verifiable evidence. Management gives operating results during the most recent three-year period a significant weight in our analysis. Management considers whether positive cumulative operating results exist in the most recent three-year period. Management performs scheduling exercises as needed to determine if sufficient taxable income of the appropriate character exists in the periods required in order to realize our deferred tax assets with limited lives (such as tax loss carryforwards and tax credits) prior to their expiration. Management also considers prudent tax planning strategies (including an assessment of their feasibility) to accelerate taxable income if required to utilize expiring deferred tax assets. A valuation allowance is not required to the extent that, in our judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that our deferred tax assets will be realized. See Note 19 to the consolidated financial statements for additional information on the composition of valuation allowances.

Retirement Benefit Obligations

Pension benefit obligations are based on various assumptions used by third-party actuaries in calculating these amounts. These assumptions include discount rates, expected return on plan assets, mortality rates, and other factors. Revisions in assumptions and actual results that differ from the assumptions can affect future expenses, cash funding requirements, and obligations. The Company has three frozen defined benefit pension plans in the United States and pension plans in several foreign countries. For more information concerning these obligations, see Note 20 to our consolidated financial statements.

The effect of hypothetical changes to selected assumptions on the Company's frozen pension benefit obligations would be as follows (amounts in thousands):

Assumptions	Percentage Change	December 31, 2025 Increase (Decrease) PBO (a)	December 31, 2025 Increase (Decrease) Equity	2026 Increase (Decrease) Expense
Pension				
Discount rate	+/-5	$(2,606)/$2,490	$2,215/$(2,078)	$194/$(206)
Expected return on assets	+/-5			$(414)/$414

(a) Projected benefit obligation (PBO) for pension plans.

MARKET RISK

Foreign Currency Risk

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The exposure to foreign currency movements is limited in many countries because the operating revenues and expenses of the Company's various subsidiaries and business units are substantially in the local currency of the country in which they operate. To the extent that borrowings, sales, purchases, revenues, expenses or other transactions are not in the local currency of the subsidiary, the Company is exposed to currency risk and may enter into foreign exchange derivative contracts to mitigate the currency risk. The Company is exposed to fluctuations in the Brazilian real, British pound, European Union Euro, Chinese yuan, Russian ruble, Argentinian pesos, Turkish Lira and other global currencies. A hypothetical adverse change of 10% in foreign currency exchange rates would have reduced foreign currency-denominated net assets and stockholders' equity by approximately $13.0 million at December 31, 2025.

Commodity Price Risk

The Company does not generally enter into long-term commodity pricing contracts to hedge its exposures to commodity market price fluctuations. From time to time in the past, the Company has entered into derivative commodity instruments to hedge the exposure to fluctuations in steel prices in North America. The Company is exposed to price fluctuations of its key commodities, which consist primarily of steel, natural rubber, synthetic rubber, and carbon black. The Company attempts to pass on certain material price increases and decreases to its customers, depending on market conditions. Certain customers have mechanisms in long-term contracts which provide for periodic pricing adjustments based on relative commodity and other market indices, which protect the Company from cost volatility.

Interest Rate Risk

The Company is exposed to interest rate risk on its variable debt. The Company has a $225 million credit facility that has a variable interest rate. As of December 31, 2025, the net amount available under the credit facility was $36.1 million. If the credit facility were fully drawn to available funds, a change in the interest rate of 100 basis points, or 1%, would have changed the Company's interest expense by approximately $2.3 million.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the section titled "Market Risk" in Part II, Item 7 of this report. This information contains certain statements that we believe are forward-looking statements. Refer to "Note on Forward-Looking Statements" following the table of contents of this report.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The reports of BDO USA, P.C. and Grant Thornton LLP, our consolidated financial statements and accompanying notes to consolidated financial statements, and the financial statement schedules that are filed as part of this report, are listed in Part IV, Item 15, "Exhibits and Financial Statement Schedules" in this report and are set forth beginning on page F-1 immediately following the signature page of this report.

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Titan management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, Titan's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Titan in the reports that it files or submits under the Exchange Act are recorded, processed, summarized, and reported accurately and within the time frames specified in the SEC's rules and forms and accumulated and communicated to Titan management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
There were no changes in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting
Titan management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Internal control over financial reporting includes those policies, procedures, and activities that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Titan management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the "Internal Control-Integrated Framework (2013)." Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by BDO USA, P.C., an independent registered public accounting firm, as stated in its report included herein.

Inherent Limitations on the Effectiveness of Controls
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B – OTHER INFORMATION

Rule 10b5-1 Trading Plans Adopted by Officers and Directors in the Fourth Quarter

During the fiscal quarter ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1 under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

ITEM 9C – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors

Information required by this item regarding the Company's directors is incorporated herein by reference to the Company's 2026 Proxy Statement under the captions "Proposal #1 - Election of Directors," "Committees of the Board of Directors; Meetings" and "Corporate Governance."

The information with respect to Section 16(a) reporting compliance required to be included in this Item 10 will be included in our 2026 Proxy Statement and is incorporated in this Item 10 by reference.

Business Conduct Policy

The Company has a business conduct policy, which is applicable to directors, officers and employees and has also adopted corporate governance guidelines. The business conduct policy and corporate governance guidelines are available under the Investor Relations section of the Company's website, www.titan-intl.com. The Company intends to satisfy disclosure requirements regarding amendments to or waivers from its business conduct policy by posting such information on its website. Printed copies of the business conduct policy and corporate governance guidelines are available, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 1525 Kautz Road, Suite 600, West Chicago, IL 60185.

ITEM 11 – EXECUTIVE COMPENSATION

Information required by this item regarding executive compensation is incorporated herein by reference to the Company's 2026 Proxy Statement under the caption "Compensation of Executive Officers," "Compensation Discussion and Analysis," "Pay Versus Performance," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "Compensation of Directors."

ITEM 12– SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item regarding security ownership is incorporated herein by reference to the Company's 2026 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item regarding relationships and related party transactions is incorporated herein by reference to the Company's 2026 Proxy Statement under the captions "Certain Relationships and Related Party Transactions" and "Corporate Governance".

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item regarding audit fees and services is incorporated by reference herein to the Company's 2026 Proxy Statement under the caption "Audit and Other Fees."

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

TITAN INTERNATIONAL, INC.
Exhibit Index

Exhibit No.	DESCRIPTION
3.1 (a)	Titan International, Inc. Amended and Restated Certificate of Incorporation
3.2 (a)	Bylaws of the Company
4.1 (r)	Description of Securities of the Registrant
4.2 (b)	Indenture, dated as of April 22, 2021, among Titan, the Guarantors named therein, the Trustee and the Collateral Trustee
4.3 (b)	Registration Rights Agreement, dated as of April 22, 2021, among, Titan, the Guarantors named therein, and Goldman Sachs & Co. LLC, as representative of the initial purchasers of the Senior Secured Notes due 2028
4.4 (j)	Stockholders Agreement dated February 29, 2024 by and among Titan International, Inc., Carlstar Intermediate Holdings I, LLC, AIPCF V Feeder CTP Tire, LLC and AIPCF V Feeder C (Cayman), LP.
10.1 (c) +	Equity Incentive Plan
10.2 (d) +	Paul G. Reitz Employment Agreement
10.3 (e) +	Paul G. Reitz Employment Agreement Amendment
10.4 (f) +	David A. Martin Employment Agreement
10.5 (g)**	Trademark License Agreement with The Goodyear Tire & Rubber Company
10.6 (h)***	Global Long-Term Agreement dated November 1, 2024 between Titan International, Inc. and Deere & Company.
10.7 (i)	Stock Repurchase Agreement dated as of October 18, 2024 by and among Titan International, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, and MHR Institutional Partners III L.P.
10.8 (k)	Membership Interest Purchase Agreement dated February 29, 2024 by and among Titan International, Inc., Titan Tire Holdings, Inc., Carlstar Intermediate Holdings I, LLC, The Carlstar Group, LLC, AIPCF V Feeder C (Cayman), LP and AIPCF V Feeder CTP Tire, LLC.
10.9 (l) +	Director Indemnification Agreement dated February 29, 2024 by and between Titan International, Inc. and Kim Marvin.
10.10 (m)	Credit and Security Agreement dated February 29, 2024 by and among Titan International, Inc., the other borrowers and guarantors party thereto, and Bank of America, N.A., as Agent.
10.11 (n)	Executive Leadership Transitions Including New Role of Chief Transformation Officer to Accelerate Strategic Objectives
16 (o)	Letter dated March 19, 2024 from Grant Thornton LLP
19 (p)	Insider Trading Policy of the Registrant
21*	Subsidiaries of the Registrant
22*	List of Subsidiary Guarantors
23.1*	Consent of Independent Registered Public Accounting Firm, BDO USA, P.C.
23.2*	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97 (q)	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+ Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K.

* Filed herewith

** Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

***Certain portions of this document that contain confidential information have been redacted in accordance with Regulation S-K Item 601(b)(10)(iv).
(a) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on June 29, 2015 (No. 1-12936).
(b) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on April 22, 2021 (No. 1-12936).
(c) Incorporated by reference to Appendix A of the Company's Definitive Proxy Statement filed on April 30, 2021.
(d) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on December 23, 2015 (No. 1-12936).
(e) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on December 9, 2016 (No. 1-12936).
(f) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on June 15, 2018 (No. 1-12936).
(g) Incorporated by reference to exhibit 10.1 contained in the Company's Form 10-Q for the quarterly period ended March 31, 2016 (No. 1-12936).
(h) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on January 22, 2025 (No. 1-12936).
(i) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on October 21, 2024 (No. 1-12936).
(j) Incorporated by reference to exhibit 10.2 contained in the Company's Current Report on Form 8-K filed on February 29, 2024 (No. 1-12936) with respect to the Carlstar Acquisition and the Credit Agreement.
(k) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on February 29, 2024 (No. 1-12936) with respect to the Carlstar Acquisition and the Credit Agreement.
(l) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on February 29, 2024 (No. 1-12936) with respect to the Carlstar Acquisition and the Credit Agreement.
(m) Incorporated by reference to exhibit 10.4 contained in the Company's Current Report on Form 8-K filed on February 29, 2024 (No. 1-12936) with respect to the Carlstar Acquisition and the Credit Agreement.
(n) Incorporated by reference to exhibit 99 contained in the Company's Current Report on Form 8-K filed on December 8, 2025 (No. 1-12936).
(o) Incorporated by reference to exhibit 16.1 contained in the Company's Current Report on Form 8-K filed on March 14, 2024 (No. 1-12936).
(p) Incorporated by reference to exhibit 19 contained in the Company's Annual Report on Form 10-K filed on February 27, 2025 (No. 1-12936).
(q) Incorporated by reference to exhibit 97 contained in the Company's Annual Report on Form 10-K filed on February 29, 2024 (No. 1-12936).
(r) Incorporated by reference to exhibit 4.1 contained in the Company's Annual Report on Form 10-K filed on February 27, 2025 (No. 1-12936).

ITEM 16 – FORM 10-K SUMMARY

None.

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN INTERNATIONAL, INC.
(Registrant)

Date: February 25, 2026   **By:** /s/ PAUL G. REITZ
                                                  Paul G. Reitz
                                                  President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 25, 2026.

Signatures	Capacity
/s/ PAUL G. REITZ	President, Chief Executive Officer and Director
Paul G. Reitz	(Principal Executive Officer)
/s/ TONY C. EHELI	SVP and Chief Financial Officer
Tony C. Eheli	(Principal Financial Officer)
/s/ JAMES M. PACH	VP, Chief Accounting Officer
James M. Pach	(Principal Accounting Officer)
/s/ MAURICE M. TAYLOR JR.	Chairman
Maurice M. Taylor Jr.	
/s/ RICHARD M. CASHIN JR.	Director
Richard M. Cashin Jr.	
/s/ MAX A. GUINN	Director
Max A. Guinn	
/s/ DR. MARK RACHESKY	Director
Dr. Mark Rachesky	
/s/ ANTHONY L. SOAVE	Director
Anthony L. Soave	
/s/ LAURA K. THOMPSON	Director
Laura K. Thompson	

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements included in this annual report on Form 10-K. Management believes that the consolidated financial statements fairly reflect the Company's financial transactions and the financial statements reasonably present the Company's financial position and results of operations in conformity with accounting principles generally accepted in the United States of America.

The Board of Directors of the Company has an Audit Committee comprised entirely of outside directors who are independent of management. The Committee meets periodically with management, the internal auditors, and the independent registered public accounting firm to review accounting control, auditing, and financial reporting matters. The Audit Committee is responsible for the appointment of the independent registered public accounting firm and approval of their fees.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the PCAOB (United States). The consolidated financial statements as of December 31, 2025 and for the year then ended have been audited by BDO USA, P.C., an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Titan International, Incorporated
West Chicago, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Titan International, Inc. (the "Company") as of December 31, 2025 and 2024 and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. We also have audited the adjustments to the consolidated financial statements for the year ended December 31, 2023, to retrospectively apply the change in accounting due to the adoption of Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, as discussed in Notes 1 and 25. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements for the year ended December 31, 2023, of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended December 31, 2023, taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realization of Certain Deferred Tax Assets

As described in Note 19 of the consolidated financial statements, the Company has gross deferred tax assets of $236.9 million as of December 31, 2025, reduced by a $161.4 million valuation allowance. The Company has recorded a valuation allowance in certain jurisdictions to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. The Company considers all available evidence, both positive and negative, in determining whether, based on the weight of that evidence, a valuation allowance is needed. The process for considering all available evidence is subjective and may require significant estimates and judgments.

We identified the Company's evaluation of the realizability of certain deferred tax assets as a critical audit matter as significant management judgment is required in evaluating and weighing the collective positive and negative evidence that were used to assess the realizability of deferred tax assets. This judgment included the Company's assessment over the ability to generate sufficient future taxable income exclusive of reversing temporary differences, and determining if the future reversal of existing taxable temporary differences results in the realization of deferred tax assets. Auditing this assessment involved especially subjective and challenging auditor judgment due to the nature of audit evidence and extent of audit effort required to address these matters, including the use of income tax professionals.

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of certain internal controls related to management's assessment of the realizability of deferred tax assets.
- Utilizing income tax professionals to assist in evaluating the reasonableness of management's assessment related to the Company's ability to generate sufficient future taxable income, and determine if the future reversal of existing taxable temporary differences results in the realization of deferred tax assets and if a valuation allowance is required.
- Testing the completeness and accuracy of the underlying data used in management's assessment of the realizability of deferred tax assets.

We have served as the Company's auditor since 2024.

/s/ BDO USA, P.C.

Chicago, Illinois
February 25, 2026

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Titan International, Incorporated
West Chicago, Illinois

Opinion on Internal Control over Financial Reporting

We have audited Titan International, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes and financial statement schedule and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Chicago, Illinois
February 25, 2026

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Titan International, Inc.

Opinion on the financial statements
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting due to the adoption of Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures described in Note 1, the accompanying consolidated balance sheet of Titan International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 (not presented herein), the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the year then ended (the 2023 consolidated financial statements before the effects of the adjustments described in Note 1 are not presented herein), and the related notes and financial statement schedule included under Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements, which are before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 1, and accordingly, we do not express an opinion or any form of assurance about whether such adjustments are appropriate and have not been properly applied. Those adjustments were audited by BDO USA P.C.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We served as the Company's auditor from 2012 to 2023.

Southfield, Michigan
February 29, 2024

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except per share data)

		Year ended December 31,				
		2025		**2024**		**2023**
Net sales	$	1,828,443	$	1,845,937	$	1,821,800
Cost of sales		1,574,983		1,588,135		1,515,951
Gross profit		253,460		257,802		305,849
Selling, general and administrative expenses		203,271		191,794		134,938
Acquisition related expenses		—		6,196		—
Research and development expenses		18,321		16,520		12,539
Royalty expense		11,106		10,108		9,645
Income from operations		20,762		33,184		148,727
Interest expense		(38,708)		(36,429)		(29,157)
Interest income		10,703		11,024		10,372
Foreign exchange loss		(5,020)		(6,123)		(22,822)
Other income		965		6,615		2,628
(Loss) income before income taxes		(11,298)		8,271		109,748
Provision for income taxes		49,891		11,861		26,042
Net (loss) income		(61,189)		(3,590)		83,706
Net income attributable to noncontrolling interests		2,305		1,970		4,946
Net (loss) income attributable to Titan and applicable to common shareholders	$	(63,494)	$	(5,560)	$	78,760
(Loss) earnings per common share:						
Basic	$	(1.00)	$	(.08)	$	1.26
Diluted	$	(1.00)	$	(.08)	$	1.25
Average common shares and equivalents outstanding:						
Basic		63,714		68,662		62,452
Diluted		63,714		68,662		62,961

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(All amounts in thousands)

| | Year ended December 31, | | |
	2025	**2024**	**2023**
Net (loss) income	$ (61,189)	$ (3,590)	$ 83,706
Derivative loss	(69)	(235)	(484)
Currency translation adjustment	81,185	(74,753)	22,267
Pension liability adjustments, net of tax of $(962), $(1,888), and $(2,663), respectively	3,081	5,624	6,939
Comprehensive income (loss)	23,008	(72,954)	112,428
Net comprehensive income (loss) attributable to noncontrolling interests	9,654	(560)	956
Comprehensive income (loss) attributable to Titan	$ 13,354	$ (72,394)	$ 111,472

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data)

	December 31,	
	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 202,879	$ 195,974
Accounts receivable, net of allowance of $5,058 and $3,232	238,906	211,720
Inventories	470,549	437,192
Prepaid and other current assets	73,638	67,151
Total current assets	985,972	912,037
Property, plant and equipment, net	448,910	421,218
Operating lease assets	119,225	117,027
Goodwill	29,563	29,563
Intangible assets, net	10,889	11,985
Deferred income taxes	10,715	41,732
Other long-term assets	67,386	51,391
Total assets	$ 1,672,660	$ 1,584,953
Liabilities		
Current liabilities		
Short-term debt	$ 21,185	$ 12,479
Accounts payable	251,715	219,586
Operating leases	13,830	11,999
Other current liabilities	141,514	143,294
Total current liabilities	428,244	387,358
Long-term debt	564,717	552,966
Deferred income taxes	6,138	6,416
Operating leases	111,054	106,020
Other long-term liabilities	40,890	38,537
Total liabilities	1,151,043	1,091,297
Commitments and contingencies: Notes 10, 22, 23 and 24		
Equity		
Titan stockholders' equity		
Common stock ($0.0001 par, 120,000,000 shares authorized, 78,447,035 issued and 63,951,494 outstanding at December 31, 2025; 78,447,035 issued and 63,139,435 outstanding at December 31, 2024)	—	—
Additional paid-in capital	738,711	740,223
Retained earnings	100,569	164,063
Treasury stock (at cost, 14,495,541 shares at December 31, 2025 and 15,307,600 shares at December 31, 2024)	(115,871)	(122,336)
Accumulated other comprehensive loss	(209,029)	(285,877)
Total Titan stockholders' equity	514,380	496,073
Noncontrolling interests	7,237	(2,417)
Total equity	521,617	493,656
Total liabilities and equity	$ 1,672,660	$ 1,584,953

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except share data)

	Number of common shares	Common stock	Additional paid-in capital	Retained earnings (deficit)	Treasury stock	Accumulated other comprehensive income (loss)	Total Titan Equity	Non-controlling interest	Total Equity
Balance January 1, 2023	62,843,961	$ —	$ 565,546	$ 90,863	$ (23,418)	$ (251,755)	$ 381,236	$ 1,902	$ 383,138
Net income				78,760			78,760	4,946	83,706
Currency translation adjustment						26,257	26,257	(3990)	22,267
Pension liability adjustments, net of tax						6,939	6,939		6,939
Derivative loss						(484)	(484)		(484)
Stock-based compensation	381,241		2,819		2,416		5,235		5,235
Issuance of treasury stock under 401(k) plan	144,439		780		996		1,776		1,776
Common stock repurchase	(2,653,786)				(32,579)		(32,579)		(32,579)
Sale of investment							—	(2,135)	(2,135)
Acquisition of additional non-controlling interest			(80)				(80)	(368)	(448)
Balance December 31, 2023	60,715,855	$ —	$ 569,065	$ 169,623	$ (52,585)	$ (219,043)	$ 467,060	$ 355	$ 467,415
Net (loss) income				(5,560)			(5,560)	1,970	(3,590)
Currency translation adjustment						(72,223)	(72,223)	(2,530)	(74,753)
Pension liability adjustments, net of tax						5,624	5,624		5,624
Derivative loss						(235)	(235)		(235)
Stock-based compensation	345,347		2,273		3,131		5,404		5,404
Issuance of treasury stock under 401(k) plan	126,060		192		1,136		1,328		1,328
Common stock repurchase	(1,964,593)				(16,382)		(16,382)		(16,382)
Common stock repurchase from related party	(8,005,000)				(57,636)		(57,636)		(57,636)
Common stock issuance	11,921,766		168,693				168,693		168,693
Sale of investment							—	(2,212)	(2,212)
Balance December 31, 2024	63,139,435	$ —	$ 740,223	$ 164,063	$ (122,336)	$ (285,877)	$ 496,073	$ (2,417)	$ 493,656
Net (loss) income				(63,494)			(63,494)	2,305	(61,189)
Currency translation adjustment						73,836	73,836	7,349	81,185
Pension liability adjustments, net of tax						3,081	3,081		3,081
Derivative loss						(69)	(69)		(69)
Stock-based compensation	603,999		(1,532)		4,809		3,277		3,277
Issuance of treasury stock under 401(k) plan	208,060		20		1,656		1,676		1,676
Balance December 31, 2025	63,951,494	$ —	$ 738,711	$ 100,569	$ (115,871)	$ (209,029)	$ 514,380	$ 7,237	$ 521,617

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,		
Cash flows from operating activities:	**2025**	**2024**	**2023**
Net (loss) income	$ (61,189)	$ (3,590)	$ 83,706
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	67,111	60,704	42,434
Deferred income tax provision (benefit)	30,989	(6,358)	(2,081)
Income on indirect taxes	—	—	(3,096)
Gain on fixed asset and investment sale	(54)	(425)	(644)
Stock-based compensation	3,277	5,404	5,235
Issuance of stock under 401(k) plan	1,678	1,326	1,776
Gain from property insurance settlement	—	(3,537)	—
Foreign currency loss (gain)	9,979	(506)	19,734
(Increase) decrease in assets, net of acquisition:			
Accounts receivable	(3,975)	73,825	42,871
Inventories	(7,121)	51,481	31,635
Prepaid and other current assets	(1,400)	12,106	17,596
Other assets	(13,904)	(5,482)	(2)
Increase (decrease) in liabilities, net of acquisition:			
Accounts payable	11,303	(29,169)	(62,725)
Other current liabilities	(9,389)	(15,290)	872
Other liabilities	2,724	998	2,039
Net cash provided by operating activities	30,029	141,487	179,350
Cash flows from investing activities:			
Capital expenditures	(54,620)	(65,624)	(60,799)
Business acquisition, net of cash acquired	—	(143,643)	—
Proceeds from sale of investments	—	1,791	2,085
Proceeds from property insurance settlement	—	3,537	—
Investments in nonconsolidated affiliates	(5,675)	—	—
Other investing activities	649	2,341	1,791
Net cash used for investing activities	(59,646)	(201,598)	(56,923)
Cash flows from financing activities:			
Proceeds from borrowings	116,955	213,199	6,666
Payment on debt	(99,516)	(70,291)	(27,608)
Payment of debt issuance costs	—	(3,115)	—
Repurchase of common stock	—	(16,383)	(32,579)
Repurchase of common stock from related party	—	(57,636)	—
Other financing activities	6	(1,223)	(2,495)
Net cash provided by (used for) financing activities	17,445	64,551	(56,016)
Effect of exchange rate changes on cash	19,077	(28,717)	(5,737)
Net increase (decrease) in cash and cash equivalents	6,905	(24,277)	60,674
Cash and cash equivalents, beginning of year	195,974	220,251	159,577
Cash and cash equivalents, end of year	$ 202,879	$ 195,974	$ 220,251
Supplemental information:			
Interest paid	$ 42,068	$ 37,179	$ 30,269
Income taxes paid, net of refunds received	20,486	20,360	21,801
Non cash financing activity:			
Issuance of common stock in connection with business acquisition	$ —	$ 168,693	$ —

See accompanying Notes to Consolidated Financial Statements.

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business
Titan International, Inc. and its subsidiaries (Titan or the Company) are leading manufacturers of wheels, tires, and undercarriage systems and components for off-highway vehicles used in the agricultural, earthmoving/construction, and consumer segments. Titan manufactures both wheels and tires for the majority of these market applications, allowing the Company to provide the value-added service of delivering complete wheel and tire assemblies. The Company offers a broad range of products that are manufactured to meet the specifications of original equipment manufacturers (OEMs) and/or the requirements of aftermarket customers.

Principles of consolidation
The consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities in which Titan is the primary beneficiary. Investments in companies in which Titan does not own a majority interest, but which Titan has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All significant intercompany accounts and transactions have been eliminated.

Business combinations
We account for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which requires an allocation of the consideration we paid to the identifiable assets, intangible assets and liabilities based on the estimated fair values as of the closing date of the acquisition. The excess of the fair value of the purchase price over the fair values of these identifiable assets, intangible assets and liabilities is recorded as goodwill.

Purchased intangibles other than goodwill are initially recognized at fair value and amortized over their useful lives unless those lives are determined to be indefinite. The valuation of acquired assets will impact future operating results. The fair value of identifiable intangible assets is determined using an income approach on an individual asset basis. Specifically, we use the multi-period excess earnings method to determine the fair value of customer relationships and the relief-from-royalty approach to determine the fair value of the tradename and proprietary technology. Determining the fair value of acquired intangibles involves significant estimates and assumptions, including forecasted revenue growth rates, EBIT margins, percentage of revenue attributable to the tradename, contributory asset charges, customer attrition rate, market-participant discount rates, the assumed royalty rates and income tax rates.

The determination of the useful life of an intangible asset other than goodwill is based on factors including historical tradename performance with respect to consumer name recognition, geographic market presence, market share, plans for ongoing tradename support and promotion, customer attrition rate, and other relevant factors.

Goodwill and other intangible assets
Goodwill represents the excess of purchase price over the fair value of net assets acquired. Goodwill is not amortized. For goodwill, impairment tests are required at least annually, or more frequently if events or circumstances indicate that it may be impaired, when some portion but not all of a reporting unit is disposed of or classified as assets held for sale, or when a change in the composition of reporting units occurs for other reasons, such as a change in segments. Based on its current organizational structure, the Company identified reporting units for which cash flows are determinable and to which goodwill was allocated.

The Company performs its goodwill impairment test annually in the fourth quarter. For the goodwill impairment test performed for the year ended December 31, 2025, the Company utilized a quantitative assessment which is used to determine existence of goodwill impairment and the amount of the impairment loss at the reporting unit level. The quantitative test compares the fair value of a reporting unit with its carrying amount, including goodwill. The Company uses an income-based valuation method, determining the present value of estimated future cash flows, to estimate the fair value of a reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Factors used in the impairment analysis require significant judgment, and actual results may differ from assumed and estimated amounts. The Company uses its own market assumptions including internal projections of future cash flows, discount rates and other assumptions considered reasonable in the analysis and reflective of market participant assumptions. These forecasts are based on historical performance and future estimated results. The discount rates utilized are based on a capital asset pricing model and published relevant industry rates, which take into consideration the risks and uncertainties inherent to the reporting units and in the internally developed forecasts.

The Company used qualitative assessments for the goodwill impairment test performed for the year ended December 31, 2024. The Company performed this test by assessing qualitative factors to determine whether it was more likely than not that the fair value of each reporting unit was greater than its respective carrying value. Factors considered in the qualitative assessments include, among other things, macroeconomic conditions, industry and market considerations and the financial performance of the respective reporting units. If based on the results of the qualitative assessment, the Company were to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment would be conducted. Based on the results of the annual goodwill impairment tests performed for the years ended December 31, 2025 and 2024, the Company determined there was no impairment.

Other intangible assets with determinable lives primarily consist of customer lists/relationships and trademarks. Refer to Note 7 for further information.

Long-lived assets (including definite-lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, such as a significant sustained change in the business climate. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows is prepared and compared to its carrying value. If an asset group is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset group over its fair value, as determined by an estimate of discounted future cash flows.

Cash and cash equivalents
The Company considers short-term debt securities with an original maturity of three months or less to be cash equivalents. The cash in the Company's U.S. banks is not fully insured by the Federal Deposit Insurance Corporation. The Company had $181.4 million and $185.3 million of cash in foreign bank accounts at December 31, 2025 and 2024, respectively. The Company's cash in its foreign bank accounts is not fully insured.

Accounts receivable and allowance for credit loss
The Company carries its accounts receivable at their face amounts less an allowance for credit loss. The allowance is an estimate based on historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivable. In order to monitor credit risks associated with our customer base, credit worthiness of our existing customer base is reviewed on a periodic basis. At the end of each reporting period, the allowance for credit loss is reviewed relative to management's collectability assessment and adjusted if deemed necessary. The factors considered in this review include known bad debt risks and past loss history. Actual collection experience may differ from the current estimate of net receivables.

Concentration of credit risk
Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer segments combined represented 10%, 11% and 13% of the Company's consolidated net sales for the years ended December 31, 2025, 2024, and 2023, respectively. No other customer accounted for 10% or more of Titan's net sales in 2025, 2024 and 2023.

Inventories
Inventories are valued at the lower of cost or net realizable value. The Company's inventories are valued under the first in, first out (FIFO) method or average cost method. Net realizable value is estimated based on current selling prices. Estimated provisions are established for slow-moving and obsolete inventory.

Fixed assets
Property, plant, and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

	Years
Building and improvements	25 - 40
Machinery and equipment	7 - 20
Tools, dies, and molds	2 - 9

Maintenance and repairs are expensed as incurred. When property, plant, and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated, and any gain or loss on disposition is included in the accompanying consolidated statements of operations.

Impairment of long-lived assets

The Company reviews fixed assets to assess recoverability from future operations whenever events and circumstances indicate that the carrying values may not be recoverable. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, or a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets, or significant changes in business strategies. Impairment losses are recognized in operating results when expected undiscounted cash flows are less than the carrying value of the asset. Impairment losses are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

Fair value of financial instruments

The Company's financial assets measured at fair value on a recurring basis include investments in marketable equity securities of $0.2 million and $5.3 million as of December 31, 2025 and 2024, respectively, which are Level 1 fair value measurements as the Company uses quoted market prices. Cash and cash equivalents are carried at cost, which approximates fair value because of the short-term maturities of these instruments. The Company's revolving credit facility and notes payable are carried at cost, which approximates fair value due to their short terms or stated rates, which are considered Level 2 fair value measurements. Our 7.0% senior secured notes due 2028 were carried at cost of $398.0 million and $397.2 million at December 31, 2025 and 2024, respectively. The fair value of the senior secured notes due 2028, as determined with the assistance of an independent pricing platform using real-time trade data, was approximately $401.5 million and $390.0 million at December 31, 2025 and 2024, respectively, which was determined to be a Level 2 fair value measurement.

Investments

The Company uses the equity method to account for investments in entities that are not consolidated since Titan is not the primary beneficiary, but can exert significant influence over the entities. Under the equity method, investments are reported in other long-term assets on the consolidated balance sheets and are recorded at cost and adjusted for the Company's proportionate share of the net income or loss in the investments. The carrying value of these investments was $15.3 million and $7.9 million as of December 31, 2025, and December 31, 2024, respectively.

During the fourth quarter of 2025, Titan contributed an initial cash investment of $4 million for a 20% ownership stake in Rodaros Industria de Rodas Ltda (Rodaros). Rodaros is an entity which manufactures, markets, and sells commercial, agricultural and construction wheels in Brazil. The agreement with Rodaros includes commitments to acquire the remaining 80% in 2029 based on financial performance criteria for final valuation of the enterprise. Subject to customary closing conditions, the commitment to acquire the remaining 80% ranges from $10 million to $20 million. Titan obtained one Board seat within Rodaros (out of a three-member Board) and will begin providing financial leadership. Titan is reporting Rodaros as an equity method investment.

The Company assesses the carrying value of its equity method investments whenever events and circumstances indicate that the carrying values may not be recoverable. Investment write-downs, if necessary, are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset. These write-downs, if any, are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

Russia-Ukraine Military Conflict

In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world.

The Company currently owns 64.3% of the Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represented approximately 7% and 5% of consolidated assets of Titan as of December 31, 2025 and December 31, 2024, respectively. The increase in asset percentage was primarily driven by foreign exchange rate fluctuations. The Russian operations represent approximately 4%, 5% and 6% of consolidated global sales for the years ended December 31, 2025, 2024, and 2023, respectively. The impact of the military conflict between Russia and Ukraine has not had a significant impact on the Company's global operations to date. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

Foreign currency translation

The financial statements of the Company's foreign subsidiaries are translated to United States dollars. Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive loss" in stockholders' equity. Gains and losses that result from foreign currency transactions are included in the accompanying consolidated statements of operations.

Hyperinflation in Argentina and Turkey

In July 2018 and March 2022, the three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100% for Argentina and Turkey, respectively. As a result, in accordance with ASC 830 Foreign Currency Matters, Argentina and Turkey were considered hyperinflationary economies, and the Company applied the standard for the years ended December 31, 2025, 2024, and 2023.

In accordance with ASC 830, the Argentine and Turkish subsidiary's nonmonetary assets and liabilities, as well as related expenses such as depreciation, are remeasured into US dollars by applying the foreign exchange rate as of the date each respective entity became hyperinflationary. Monetary assets and liabilities are remeasured into US dollars using the current exchange rates. Any resulting gains or losses on these monetary assets and liabilities are reported in net income within the consolidated statements of operations.

The Company recognized a net monetary loss of $4.2 million, $3.2 million and $15.5 million recorded in foreign exchange loss in the consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023. The decrease in the net monetary loss for the year ended December 31, 2024 as compared to December 31, 2023 is due to the application of the accounting standard for the year ended December 31, 2023 which included cumulative prior period impacts which were not material to the annual 2023 financial statements.

Revenue recognition

The Company derives revenues primarily from the sale of wheels, tires, tires/wheels assemblies, and undercarriage systems and components. The Company follows the five-step model to determine when to recognize revenue: (1) identify the contract(s) with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when the entity satisfies a performance obligation. In most arrangements within the Company, contracts with the customer are identified through the receipt of a purchase order, which also defines the terms of the contract including the performance obligations or products to be sold, and specific transaction prices associated with the products. In some other arrangements, a master agreement exists that defines pertinent contract terms such as products and price. Purchase orders are then issued under the master agreement for specific quantities of products, which are fulfilled at the specified price at a given point in time. Generally, the Company's performance obligations under the contracts are satisfied when there is transfer of control of the products to our customers, which is primarily upon shipment or, in certain instances, upon delivery of the products to the named customer location. The payment terms and conditions in our contracts vary and are customary within the geographies that we serve. As the Company's standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component.

Revenues are stated net of returns, discounts and allowances, which are determined based on historical experience. Customer discounts and allowances, consisting primarily of volume discounts and other short-term incentive programs, are recorded as a reduction of revenue at the time of sale because these allowances reflect a reduction in the transaction price.

Costs to obtain or fulfill a contract with a customer, such as sales commissions to agents and internal sales employees, are recognized as an expense when incurred since the amortization period would be one year or less. Shipping and handling costs are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales.

Cost of sales

Cost of sales is comprised primarily of direct materials and supplies consumed in the manufacturing of the Company's products, as well as manufacturing labor, depreciation expense, and overhead expense necessary to acquire and convert the purchased materials and supplies into a finished product. Cost of sales also includes all purchasing, receiving, inspection, internal transfers, and related distribution costs.

Selling, general, and administrative expense
Selling, general, and administrative (SG&A) expense is comprised primarily of sales commissions, marketing expense, selling, and administrative wages, information system costs, legal fees, bank charges, professional fees, depreciation and amortization expense on non-manufacturing assets, and other administrative items.

Research and development expense
Research and development (R&D) expenses are expensed as incurred. R&D costs were $18.3 million, $16.5 million, and $12.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Advertising
Advertising expenses are included in SG&A expense and are expensed as incurred. Advertising costs were approximately $4.9 million, $4.8 million and $3.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Warranty costs
The Company provides limited warranties on workmanship on its products in all market segments. The provision for estimated warranty costs is made in the period when such costs become probable and is based on past warranty experience. See Note 12 for additional information.

Income taxes
Deferred income tax provisions are determined using the asset and liability method to recognize deferred tax assets and liabilities. This method is based upon differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities using enacted tax rates that are expected to apply in the years the temporary differences are expected to be settled or realized. Valuation allowances are recorded where it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities.

Earnings per share
Basic earnings per share (EPS) is computed by dividing consolidated net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing adjusted consolidated net earnings applicable to common shareholders by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist of outstanding options under the Company's stock compensation plans.

Environmental liabilities
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.

Stock-based compensation
Compensation expense for stock-based compensation is recognized over the requisite service period at the estimated fair value of the award at the grant date. See Note 21 for additional information.

Use of estimates
The policies utilized by the Company in the preparation of the financial statements conform to United States generally accepted accounting principles ("US GAAP" or "GAAP") and require management to make estimates, assumptions, and judgments that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.

Share repurchase program
On December 16, 2022, the Board of Directors authorized a share repurchase program allowing for the expenditure of up to $50.0 million (the "Share Repurchase Program") for the repurchase of the Company's common stock. This authorization took effect immediately and remained in place for three years. Titan did not repurchase any shares of its common stock under the Share Repurchase Program during the year ended December 31, 2025. Titan repurchased 1,964,593 shares of its common stock

totaling $16.4 million during the year ended December 31, 2024 and 2,653,786 shares of its common stock totaling $32.6 million during 2023. The share repurchase program ended during 2025 and there are no authorized amounts available for future share repurchases under this program. The Company records treasury stock using the cost method.

In addition to the share repurchase program, the Company entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") with MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP, a Delaware limited partnership, and MHR Institutional Partners III L.P., a Delaware limited partnership (together, the "MHR Funds", a related party) on October 18, 2024. Refer to Note 15 for additional information.

Supplier financing program
A subsidiary of Titan participates in supplier financing programs pursuant to credit agreements between certain suppliers and financial institutions. The program enables those suppliers to receive payment from participating financial institutions prior to the payment date specified in the terms between Titan and the supplier. Titan does not incur annual service fees associated with its enrollment in the supplier financing program. The transactions are at the sole discretion of both the suppliers and the financial institution, and Titan is not a party to the agreement and has no economic interest in the supplier's decision to receive payment prior to the payment date. The terms between Titan and a supplier, including the amount due and scheduled payment dates, are not impacted by a supplier's participation in the program. Amounts due to suppliers who participate in the program are included in the accounts payable line item in Titan's consolidated balance sheets, and Titan's payments made under the program are reflected in cash flows from operating activities in Titan's consolidated statements of cash flows. For suppliers who participate in a supplier financing program, Titan will pay the financial institution directly rather than the supplier. The confirmed obligations under the supplier financing programs included in the accounts payable line item in Titan's consolidated balance sheet were $12.8 million at December 31, 2025, and $13.2 million at December 31, 2024.

The rollforwards of the Company's outstanding obligations confirmed as valid under its supplier finance program for years ended December 31, 2025, and 2024, are as follows (amounts in thousands):

	2025	2024
Confirmed obligations outstanding at the beginning of the year	$ 13,205	$ 11,121
Invoices confirmed during the year	34,619	30,316
Confirmed invoices paid during the year	(36,217)	(26,018)
Foreign currency translation	1,219	(2,214)
Confirmed obligations outstanding at the end of the year	$ 12,826	$ 13,205

Adoption of new accounting standards
In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity's chief operating decision maker (CODM) and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Annual disclosures are required for fiscal years beginning after December 15, 2023 and interim disclosures are required for periods within fiscal years beginning after December 15, 2024. Retrospective application is required, and early adoption is permitted. The Company adopted the impact of this ASU effective December 31, 2024 and incorporated the required disclosures within Note 25 to consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, may be applied prospectively or retrospectively, and allows for early adoption. The Company adopted this guidance on its consolidated financial statements and related disclosures for the annual period ended December 31, 2025 prospectively and incorporated the required disclosures within Note 19.

New accounting pronouncements to be adopted in future periods
In November 2024, FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires additional disclosure about the specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU do not change or remove current expense disclosure requirements but affect where this information appears in the notes to financial statements. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. We are currently evaluating the impact that ASU 2024-03 will have on our consolidated financial statements.

In September 2025, FASB issued ASU No. 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software", aimed at making it simpler and more consistent for businesses to track and disclose expenses related to software they build for their own operations. The guidance moves away from strict, phase-by-phase cost tracking, opting instead for a more flexible, modern approach that better reflects today's software development. This ASU allows for capitalizing software costs once two conditions are met: the company's management has approved and committed to funding the project, and it is likely the project will be finished, and the software will work as intended. This ASU is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted. Upon adoption, the guidance can be applied prospectively, retrospectively or modified. We are currently evaluating the impact that ASU 2025-06 will have on our consolidated financial statements.

2. BUSINESS COMBINATION

Acquisition of The Carlstar Group (now also known as Titan Specialty)

On February 29, 2024, the Company acquired 100% of the equity interests of The Carlstar Group, LLC (Carlstar, now also known as Titan Specialty) for the following purchase consideration (amounts in thousands):

	Purchase Consideration
Titan International, Inc. common stock	$ 168,693
Base cash consideration, net of cash acquired of $10,288	127,500
	$ 296,193
Additional cash consideration for excess net working capital acquired	19,759
Other debt-like items	(3,616)
Total purchase consideration, net of cash acquired	$ 312,336

Titan Specialty is a global manufacturer and distributor of wheels and tires for a variety of end-market verticals including outdoor power equipment, power sports, trailers, and small to midsize agricultural and construction equipment. Titan Specialty has 17 manufacturing and distribution facilities located in four countries and provides solutions to customers in North America, Europe and China. Since the acquisition, we refer to much of Carlstar's product line as "Titan Specialty" with all of Carlstar's operations now integrated as part of our One Titan platform.

The following table summarizes the final allocation of purchase price consideration to the major classes of assets and liabilities as of February 29, 2024 (amounts in thousands):

	Final Purchase Price Allocation
Accounts receivable	$ 92,043
Inventories	150,900
Prepaid and other current assets	13,339
Property, plant, and equipment	115,090
Other long-term assets	111,864
Goodwill	29,563
Intangible assets	11,500
Fair value of assets acquired	$ 524,299
Accounts payable	$ 66,055
Other current liabilities	28,377
Operating leases	108,249
Deferred tax liabilities	7,773
Other long-term liabilities	1,509
Fair value of liabilities assumed	$ 211,963
Purchase Price	$ 312,336

Goodwill represents value we expect to be created by combining the operations of the acquired business with our operations, including the expansion of customer relationships, access to new customers, and potential cost savings and synergies. Goodwill related to the acquisition is deductible for tax purposes. The carrying value of goodwill by reportable segment as of December 31, 2025 and December 31, 2024 were as follows:

	Carrying Value
Agricultural	$ 4,844
Earthmoving/construction	—
Consumer	24,719
Total	$ 29,563

Through December 31, 2024, the actual revenue and income before taxes of Titan Specialty since the acquisition date of February 29, 2024 included in the consolidated statement of operations is as shown below (amounts in thousands). The net income includes the effect of fair value adjustments for the amortization of inventory, intangible assets, and depreciation of property, plant and equipment.

	From Acquisition Date to December 31, 2024
Titan Specialty revenue	$ 418,888
Titan Specialty income before taxes	19,587

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is the unaudited pro forma financial information for the years ended December 31, 2024 and 2023 that reflects our results of our operations as if the acquisition of Titan Specialty had been completed on January 1, 2023. This unaudited pro forma financial information is provided for informational purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions taken place on January 1, 2023, nor is it indicative of the future consolidated results of operations or financial position of the combined companies (amounts in thousands, except per share data).

| | Year ended December 31, | |
	2024	2023
Pro forma revenues	$ 1,947,755	$ 2,436,992
Pro forma net income	20,011	83,844
Net income per common share, basic	$ 0.28	$ 1.13
Net income per common share, diluted	0.28	1.12

These pro forma amounts have been calculated after applying Titan's accounting policies and making certain adjustments, which primarily relate to: (i) severance-related costs, (ii) adjustments relating to the fair value step-ups to inventory, (iii) transaction-related costs of both Titan and Titan Specialty, and (iv) gain of $56.2 million related to a sale-leaseback transaction of certain domestic manufacturing facilities for Titan Specialty for the year ended December 31, 2023 prior to the acquisition by the Company. These pro forma amounts were adjusted to be excluded from the unaudited pro forma information for the year ended December 31, 2024 and were adjusted to include these amounts for the year ended December 31, 2023.

Total acquisition-related costs for the year ended December 31, 2024 were $6.2 million.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable at December 31, 2025, 2024, and 2023 consisted of the following (amounts in thousands):

	2025	2024	2023
Accounts receivable	$ 243,964	$ 214,952	$ 224,485
Allowance for credit losses	(5,058)	(3,232)	(5,340)
Accounts receivable, net	$ 238,906	$ 211,720	$ 219,145

Accounts receivable is reduced by an estimated allowance for credit losses which is based on known risks and historical losses.

Changes in the allowance for credit losses for the periods set forth below consisted of the following (amounts in thousands):

	2025	2024	2023
Balance at January 1,	$ 3,232	$ 5,340	$ 6,170
Provision charged to expense	697	191	50
Recoveries of accounts receivable	(74)	(1,098)	(138)
Other, including foreign currency translation	1,203	(1,201)	(742)
Balance at December 31,	$ 5,058	$ 3,232	$ 5,340

4. INVENTORIES

Inventories at December 31, 2025 and 2024, consisted of the following (amounts in thousands):

	2025	2024
Raw material	$ 113,122	$ 103,616
Work-in-process	42,591	41,898
Finished goods	314,836	291,678
	$ 470,549	$ 437,192

Inventories are reduced by estimated provisions for slow-moving and obsolete inventory. These provisions reduce the cost basis of the asset.

5. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets at December 31, 2025 and 2024, consisted of the following (amounts in thousands):

	2025	2024
Value added tax and duty receivable, including tax credits	$ 9,704	$ 8,346
Factory supplies	29,684	25,777
Prepaid expense	18,007	20,154
Prepaid taxes	4,175	2,160
Deposits	2,991	2,730
Contract receivable	1,308	1,734
Other	7,769	6,250
	$ 73,638	$ 67,151

6. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment at December 31, 2025 and 2024, consisted of the following (amounts in thousands):

	2025	2024
Land and improvements	$ 47,445	$ 42,534
Buildings and improvements	285,537	260,256
Machinery and equipment	769,490	703,899
Tools, dies, and molds	123,744	118,569
Construction-in-process	50,627	46,997
	1,276,843	1,172,255
Less accumulated depreciation	(827,933)	(751,037)
	$ 448,910	$ 421,218

Depreciation on property, plant, and equipment for the years ended December 31, 2025, 2024 and 2023 totaled $60.1 million, $55.7 million, and $41.0 million, respectively.

7. INTANGIBLE ASSETS, NET

The components of intangible assets, net at December 31, 2025 and 2024, consisted of the following (amounts in thousands):

	Weighted-Average Useful Lives (in Years)	2025		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:				
Customer lists/relationships	12.50	$ 6,000	$ (880)	$ 5,120
Trade names	10.00	5,500	(1,008)	4,492
Other intangibles	15.26	3,637	(2,360)	1,277
Total		$ 15,137	$ (4,248)	$ 10,889

	Weighted-Average Useful Lives (in Years)	2024		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:				
Customer lists/relationships	12.50	$ 6,000	$ (400)	$ 5,600
Trade names	10.00	5,500	(458)	5,042
Other intangibles	15.52	3,523	(2,180)	1,343
Total		$ 15,023	$ (3,038)	$ 11,985

Amortization expenses related to intangible assets were $1.4 million, $1.5 million, and $0.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated aggregate amortization expense at December 31, 2025, for each of the years set forth below was as follows (amounts in thousands):

2026	$ 1,284
2027	1,284
2028	1,217
2029	1,153
2030	1,153
Thereafter	4,798
	$ 10,889

8. OTHER LONG-TERM ASSETS

Other long-term assets at December 31, 2025 and 2024, consisted of the following (amounts in thousands):

	2025	2024
Net pension asset	$ 34,710	$ 28,352
Prepaid software	11,346	3,454
Investments in nonconsolidated affiliates	15,332	7,919
Manufacturing spares	2,712	2,087
Deferred financing costs	2,013	2,646
Other	1,273	6,933
	$ 67,386	$ 51,391

9. OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 2025 and 2024, consisted of the following (amounts in thousands):

	2025	2024
Compensation and benefits	$ 48,766	$ 47,735
Warranty	13,025	12,571
Accrued insurance benefits	19,363	20,218
Customer rebates and deposits	9,898	15,004
Accrued other taxes	16,692	12,142
Accrued interest	6,248	5,646
Foreign government grant (a)	3,530	3,672
Other	23,992	26,306
	$ 141,514	$ 143,294

(a) The Company received government subsidies in 2023 associated with capital expenditure investments in technological and digital innovation in Europe. The amount of the government subsidy is used to offset existing payables to governmental entities in the future. In addition, during August 2014, the Company received an approximately $17.0 million capital grant from the Italian government for asset damages related to the earthquake that occurred in May 2012 at one of our Italian subsidiaries. The grant was recorded as deferred income in non-current liabilities which is being amortized over the life of the reconstructed building. There are no specific stipulations associated with the government grant.

10. DEBT

Long-term debt consisted of the following as of the dates set forth below (amounts in thousands):

		December 31, 2025	
	Principal Balance	Unamortized Debt Issuance	Net Carrying Amount
7.00% senior secured notes due 2028	$ 400,000	$ (1,971)	$ 398,029
Revolving credit facility	156,000	—	156,000
Titan Europe credit facilities	21,630	—	21,630
Other debt	10,243	—	10,243
Total debt	587,873	(1,971)	585,902
Less amounts due within one year	21,185	—	21,185
Total long-term debt	$ 566,688	$ (1,971)	$ 564,717

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Principal Balance	December 31, 2024 Unamortized Debt Issuance	Net Carrying Amount
7.00% senior secured notes due 2028	$ 400,000	$ (2,847)	$ 397,153
Revolving credit facility	146,000	—	146,000
Titan Europe credit facilities	15,199	—	15,199
Other debt	7,093	—	7,093
Total debt	568,292	(2,847)	565,445
Less amounts due within one year	12,479	—	12,479
Total long-term debt	$ 555,813	$ (2,847)	$ 552,966

The weighted-average interest rates on total short-term borrowings due within one year at December 31, 2025 and December 31, 2024, were approximately 3.9% and 4.1%, respectively.

Aggregate maturities of total debt at December 31, 2025, for each of the years set forth below were as follows (amounts in thousands):

2026	$ 21,185
2027	5,778
2028	556,608
2029	543
2030	3,759
Thereafter	—
	$ 587,873

7.00% senior secured notes due 2028
On April 22, 2021, we issued $400.0 million aggregate principal amount of 7.00% senior secured notes due April 2028 (the senior secured notes due 2028), guaranteed by certain of our subsidiaries. Including the impact of debt issuance costs, these notes had an effective yield of 7.27% at issuance. These notes are secured by the land and buildings of the following of our subsidiaries: Titan Wheel Corporation of Illinois, Titan Tire Corporation, Titan Tire Corporation of Freeport, and Titan Tire Corporation of Bryan.

Revolving credit facility
In connection with the acquisition of Titan Specialty, Titan entered into a domestic credit facility which was effective on February 29, 2024. The credit facility, with Bank of America as agent, consists of a $225.0 million revolving line of credit and is collateralized by accounts receivable and inventory of certain of our domestic and Canadian subsidiaries. Swingline loans and letters of credit are available under the facility up to an aggregate outstanding amount of $20.0 million for swingline loans and $50.0 million for letters of credit. The credit facility can be expanded by up to $50.0 million through an uncommitted accordion provision within the agreement. It is scheduled to mature on February 28, 2029 or 91 days prior to the maturity of our 7.00% secured notes due in 2028. The interest rate of the credit facility is based on the prevailing SOFR rate subject to certain debt levels within each month. As of December 31, 2025, the weighted average interest rate was 5.78%.

The total amount available for borrowing under the credit facility at December 31, 2025 totaled $197.9 million, based on eligible accounts receivable and inventory balances. With outstanding letters of credit totaling $5.9 million and $156.0 million in outstanding borrowings under the revolving credit facility, the net amount available for borrowing under the credit facility totaled $36.1 million at December 31, 2025.

The total amount available for borrowing under the credit facility at December 31, 2024 totaled $177.1 million, based on eligible accounts receivable and inventory balances. With outstanding letters of credit totaling $9.9 million and $146.0 million in outstanding borrowings under the revolving credit facility, the net amount available for borrowing under the credit facility totaled $21.2 million at December 31, 2024.

Titan Europe credit facilities
The Titan Europe credit facilities included borrowings from various institutions totaling $21.6 million and $15.2 million in aggregate principal amount at December 31, 2025 and 2024, respectively. Maturity dates on this primarily unsecured debt range from less than one year to five years. The interest rates range from 0.5% to 3.8%.

Other debt
We have working capital loans at Titan Pneus do Brasil Ltda at varying interest rates between approximately 5.0% to 6.9%, which totaled $10.2 million at December 31, 2025. Similarly, we had a working capital loan at Titan Pneus do Brasil Ltda at varying interest rates from approximately 6.9% to 7.6%, which totaled $7.1 million at December 31, 2024. The maturity dates on these loans range from one year to two years. We expect to negotiate an extension of the maturity dates on these loans with the applicable financial institutions or to repay the loan, as needed.

Debt restrictions
Our $225 million revolving credit facility and indenture relating to the 7.00% senior secured notes due 2028 contain various restrictions, including:

- When remaining availability under the credit facility is less than the greater of (i) $17 million and (ii) 10% of the credit facility's line cap (the line cap being the lesser of our borrowing base or the lenders' commitments under the credit facility), we will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 (calculated quarterly on a trailing four quarter basis);

- Limits on dividends and repurchases of our stock;

- Restrictions on our ability to make additional borrowings, or to consolidate, merge, or otherwise fundamentally change the ownership of the Company;

- Limits on investments, dispositions of assets, and guarantees of indebtedness; and

- Other customary affirmative and negative covenants.

These covenants are subject to a number of exceptions and qualifications that are described in the credit and security agreement and the indenture relating to the 7.00% senior secured notes due 2028. These restrictions could limit our ability to respond to market conditions, provide for unanticipated capital investments, raise additional debt or equity capital, pay dividends, repurchase stock or capitalize on of business opportunities, including possible future acquisitions. We were in compliance with these debt covenants at December 31, 2025.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 31, 2025 and 2024, consisted of the following (amounts in thousands):

	2025	2024
Accrued pension liabilities	$ 10,637	$ 10,146
Foreign government grant (a)	12,085	11,298
Warranty	10,544	9,821
Income tax liabilities	347	1,215
Other	7,277	6,057
	$ 40,890	$ 38,537

(a) The amount relates to foreign government grant programs related to certain capital development projects in Italy and Spain. In addition, the Company received an approximately $17 million capital grant from the Italian government for asset damages related to the earthquake that occurred in May 2012. The grants were recorded as deferred income which will be amortized over the life of the capital development projects.

12. WARRANTY

Changes in the warranty liability for the periods set forth below consisted of the following (amounts in thousands):

	2025	2024
Warranty liability, January 1	$ 22,392	$ 21,710
Provision for warranty liabilities	10,957	12,766
Warranty payments made	(9,780)	(13,868)
Other adjustments, including acquisition of Titan Specialty	—	1,784
Warranty liability, December 31	$ 23,569	$ 22,392

We provide limited warranties on workmanship on our products in all market segments. The majority of our products are subject to a limited warranty that ranges between less than one year and ten years, with certain product warranties being prorated after the first year. We calculate a provision for warranty expense based on past warranty experience. Warranty accruals are included as a component of other current liabilities and other long-term liabilities on the consolidated balance sheets.

13. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses financial derivatives to mitigate its exposure to volatility in foreign currency exchange rates. Periodically, the Company enters into derivative transactions to hedge against fluctuations in commodity prices in North America. These derivative financial instruments are recognized at their fair value. The fair value of the hedges is recorded on the balance sheet as either an asset or liability, depending on whether the value of the hedge is positive or negative. These derivatives are designated as cash flow hedges. Any changes in fair value are recognized in other comprehensive income (OCI) until the hedged item affects earnings. When the hedged item impacts earnings, the accumulated gains or losses in OCI are reclassified to the income statement in the same period or periods during which the hedged item affects earnings. The amount of unrealized gains and losses from cash flow hedges that are expected to be reclassified to earnings in the next twelve months, is not significant; therefore, additional disclosures are not presented.

For the year ended December 31, 2025, 2024 and 2023, the Company recorded derivative losses of $0.1 million, $0.2 million and $0.5 million, respectively, related to the derivative contracts entered into during the year.

14. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisted of the following at the dates set forth below (amounts in thousands):

	Currency Translation Adjustments	Gain (Loss) on Derivatives	Unrecognized Losses and Prior Service Cost	Total
Balance at January 1, 2024	$ (217,455)	$ 740	$ (2,328)	$ (219,043)
Currency translation adjustments	(72,223)	—	—	(72,223)
Reclassification adjustments:				
Defined benefit pension plan adjustments, net of tax of $(1,888)	—	—	5,624	5,624
Derivative loss	—	(235)	—	(235)
Balance at December 31, 2024	(289,678)	505	3,296	(285,877)
Currency translation adjustments	73,836	—	—	73,836
Reclassification adjustments:				
Defined benefit pension plan adjustments, net of tax of $(962)	—	—	3,081	3,081
Derivative loss	—	(69)		(69)
Balance at December 31, 2025	$ (215,842)	$ 436	$ 6,377	$ (209,029)

15. STOCKHOLDERS' EQUITY

On December 16, 2022, the Board of Directors authorized the Share Repurchase Program allowing for the expenditure of up to $50.0 million for the repurchase of the Company's common stock. This authorization took effect immediately and remained in place for three years. Under the Share Repurchase Program, Titan did not repurchase any shares of its common stock under the Share Repurchase Program during the year ended December 31, 2025. Titan repurchased 1,964,593 shares of its common stock totaling $16.4 million during the year ended December 31, 2024 and 2,653,786 shares of its common stock totaling $32.6 million during 2023. The share repurchase program ended during 2025 and there are no authorized amounts available for future share repurchases under this program. The Company records treasury stock using the cost method.

On October 18, 2024, the Company entered into a Stock Repurchase Agreement with MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP, a Delaware limited partnership, and MHR Institutional Partners III L.P., a Delaware limited partnership (together, the "MHR Funds", a related party). Pursuant to the Stock Repurchase Agreement, the Company purchased in a privately negotiated transaction from the MHR Funds, and the MHR Funds sold to the Company, an aggregate of 8,005,000 shares of the Company's Common Stock at a per share price of $7.20 per share, for aggregate cash consideration equal to $57.6 million (the "MHR Repurchase"). The Company records treasury stock using the cost method.

16. VARIABLE INTEREST ENTITIES

We hold variable interests in certain variable interest entities (VIEs) that are not consolidated because we are not the primary beneficiary. Our involvement with these entities is in the form of direct equity interests and prepayments related to purchases of materials. The maximum exposure to loss represents the loss of assets recognized by us relating to non-consolidated entities and amounts due to the non-consolidated assets. The assets and liabilities recognized in Titan's consolidated balance sheets related to our interest in these non-consolidated VIEs and our maximum exposure to loss relating to non-consolidated VIEs were as follows at December 31, 2025 and 2024 (amounts in thousands):

	2025		**2024**	
Investments	$	15,332	$	7,919
Total VIE assets		15,332		7,919
Accounts payable to the non-consolidated VIEs		4,229		2,646
Maximum exposure to loss	$	19,561	$	10,565

17. ROYALTY EXPENSE

We have trademark license agreements with The Goodyear Tire & Rubber Company to manufacture and sell certain farm, ATV and truck tires under the Goodyear brand. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Australia, New Zealand, Russia, and other Commonwealth of Independent States countries. The farm and ATV agreement is scheduled to expire at the end of 2029 with annual renewal options following the initial term. The truck tires royalty agreement expires December 31, 2028. We also have a trademark license agreement with Carlisle Companies, Inc. to manufacture and sell certain tires under the Carlisle® brand. This trademark license agreement is scheduled to expire in 2033. Royalty expenses recorded for the years ended December 31, 2025, 2024, and 2023, were $11.1 million, $10.1 million, and $9.6 million, respectively.

18. OTHER INCOME

Other income consisted of the following for the years set forth below (amounts in thousands):

	2025		2024		2023
Pension plan income	$ 2,106	$	1,619	$	138
Equity investment income	1,184		1,020		1,158
Gain on sale of assets	54		806		246
Gain on property insurance settlement (a)	—		2,433		—
Loss on sale of investment (b)	—		(379)		—
Loss for life insurance policy termination (c)	(2,851)		—		—
Other income	472		1,116		1,086
	$ 965	$	6,615	$	2,628

(a) For the year ended December 31, 2024, the gain on property insurance settlement relates to the receipt of insurance proceeds of $3.5 million offset by costs to repair one of the Company's operating facilities in Italy related to a 2023 hail storm weather event. The Company also received net insurance proceeds of $0.5 million associated with certain equipment at our North American wheel facility.

(b) In September 2024, the Company sold its remaining ownership interest in an Indian undercarriage business and incurred a loss of $0.4 million as a result of the sale. The sale agreement includes a commitment to purchase approximately $1.7 million of products from the Indian undercarriage business over a two-year period.

(c) In September 2025, the Company recorded a write-off of asset balances that were associated with the reimbursement of premiums paid under certain life insurance policies held for certain owners of a previously acquired business. The write-off was based on the Company's re-assessment that it will likely not be able to recover the net book value of the assets.

19. INCOME TAXES

Income (loss) before income taxes, consisted of the following for the years set forth below (amounts in thousands):

	2025	2024	2023
Domestic	$ (58,609)	$ (32,410)	$ 20,809
Foreign	47,311	40,681	88,939
	$ (11,298)	$ 8,271	$ 109,748

The income tax provision (benefit) was as follows for the years set forth below (amounts in thousands):

	2025	2024	2023
Current			
Federal	$ 997	$ 372	$ (217)
State	(396)	(442)	1,341
Foreign	18,301	18,289	26,999
	18,902	18,219	28,123
Deferred			
Federal	13,174	(1,290)	(2,513)
State	10,558	(1,896)	1,186
Foreign	7,257	(3,172)	(754)
	30,989	(6,358)	(2,081)
Income tax provision	$ 49,891	$ 11,861	$ 26,042

For the years ended December 31, 2025, the income tax provision differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pre-tax income (loss) as a result of the following:

	2025	
	Amount	ETR%
U.S. Federal Statutory Tax Rate	$ (2,373)	21.0 %
Effect of Cross-Border Tax Laws		
Sub F, net	2,451	(21.7)%
Foreign Branch Income	2,565	(22.7)%
Other	248	(2.2)%
Tax Credits		
Foreign tax credit expiration	2,318	(20.5)%
Other	(187)	1.7 %
Nontaxable or Nondeductible Items		
Executive Compensation - Nondeductible	831	(7.4)%
Other	914	(8.1)%
Change in Valuation Allowance	17,904	(158.5)%
Other		
Restructuring	(1,298)	11.5 %
Other	681	(6.0)%
State & Local Income Taxes, Net of Federal Benefit (1)	10,245	(90.7)%
Foreign Tax Effects		
Argentina		
Transaction Gains or Losses	879	(7.8)%
Other	(695)	6.2 %
Brazil		
Foreign Rate Differential	1,025	(9.1)%
Withholding Tax	1,407	(12.5)%
Other	(274)	2.4 %
Italy		
Withholding Tax	1,270	(11.2)%
Other	26	(0.23)%
Luxembourg		
Subnational Tax	2,562	(22.7)%
Valuation Allowance	9,810	(86.8)%
Other	(3,926)	34.8 %
Other Foreign Jurisdictions	4,027	(35.6)%
Worldwide Changes in Unrecognized Tax Benefits	(519)	4.6 %
Grand Total	$ 49,891	(441.6)%

(1) During the year December 31, 2025, state taxes in Illinois comprised greater than 50% of the tax effect in this category. This includes the valuation allowance for state income taxes of $12.4 million.

For the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, a reconciliation of income taxes at the U.S. statutory rate to United States and Foreign Tax Expense for the years then ended is as follows:

	2024	2023
Statutory U.S. federal tax rate	21.0 %	21.0 %
Unrecognized tax positions	7.3	—
Foreign tax rate and income differential	128.4	9.6
Valuation allowance	(100.3)	(3.5)
State taxes, net	(18.0)	1.2
Nondeductible royalty	—	0.8
Federal Benefit of Notice 2023-55	—	(5.2)
Expired Tax Credits	69.5	—
Equity based compensation	1.1	—
Return to provision	25.4	0.2
Transaction costs	9.5	—
Other, net	(0.5)	(0.4)
Effective tax rate	143.4 %	23.7 %

The effective tax rate for the year ended December 31, 2025, was (441.6)% compared to 143.4% for the year ended December 31, 2024. The effective rate for 2025 was negatively affected by the increase in valuation allowance at the United States, which resulted in $30.1 million of tax expense. This increase is reflected in both the domestic valuation allowance line and a portion of the state and Local Income Taxes, Net of Federal Benefit. A change in the valuation assertion for Luxembourg resulted in an additional $9.8 million of tax expense, between the national and subnational levels. After giving consideration to these items, the effective tax rate for 2025 of (441.6)% was lower than the 21% U.S. federal statutory rate.

In jurisdictions where the Company operates, management continues to monitor the realizability of the deferred tax assets arising from losses in its cyclical business, taking into account multiple factors. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company continues to record a valuation allowance in several major jurisdictions, including the U.S., Italy, and Luxembourg as these amounts remain more likely than not that the deferred tax assets would not be realized. As of December 31, 2025, the Company has established a full valuation allowance of $63.6 million on its domestic deferred tax assets and most of its state deferred tax assets, and a valuation allowance of $31.4 million on most of its Luxembourg national and state deferred tax assets. The U.S. valuation allowance was established during 2025 due to net operating losses generated and a three-year cumulative loss position expected in the next twelve months. The Luxembourg valuation allowance was established during 2025 due to expected reduction of future income from intercompany loans. This resulted in sufficient negative evidence when evaluating the realizability of deferred tax assets during 2025. The Company did not release a valuation allowance in 2024 and released a valuation allowance of $0.6 million on the net deferred tax asset in 2023. The valuation of deferred tax assets requires judgment in assessing future profitability by year, including the impact of tax planning strategies, relative to the expiration dates, if any, of the assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2025 and 2024, were as follows (amounts in thousands):

	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 124,640	$ 101,771
Inventory	12,272	8,385
Warranty	6,844	6,347
Employee benefits and related costs	8,001	8,352
Prepaid royalties	410	1,006
Interest limitation	33,608	28,834
Lease liability	30,323	5,138
Intangible assets	12,463	4,732
Foreign Tax Credit	—	2,318
Other	8,296	7,401
Deferred tax assets	236,857	174,284
Deferred tax liabilities:		
Fixed assets	(30,765)	(13,939)
Lease assets	(28,958)	(5,181)
Pension	(7,677)	(6,060)
Other	(3,529)	(7,292)
Deferred tax liabilities	(70,929)	(32,472)
Subtotal	165,928	141,812
Valuation allowance	(161,351)	(106,496)
Net deferred tax asset	$ 4,577	$ 35,316

As of December 31, 2025 and 2024, certain net tax loss carryforwards of $124.6 million and $101.8 million were available with $2.2 million expiring between 2025 and 2030 and $122.4 million expiring after 2030. At December 31, 2025, a valuation allowance of $161.4 million has been established. The net change in the valuation allowance was $54.9 million and $(13.0) million for 2025 and 2024, respectively. The majority of the valuation allowance is related to deferred tax assets in the U.S., Italy, and Luxembourg.

As of December 31, 2025, the Company has $97 million of gross federal net operating loss carryforward, a portion of which expires starting in 2035 and a portion of which does not expire. Additionally, the Company has $344.8 million of gross state net operating losses and $353.3 million of gross foreign loss carryforwards.

As of December 31, 2025, the Company did not record income taxes on undistributed earnings of foreign subsidiaries because those earnings were indefinitely reinvested. Determining the unrecognized deferred tax liability on those unremitted earnings is not practicable because of the complexity of the hypothetical calculation and the inherent uncertainty regarding the timing and manner of any potential future repatriation. If such earnings were to be distributed, the Company could be subject to additional U.S. federal and state income taxes, foreign withholding taxes, and other tax consequences.

The Company is involved in various tax matters, for some of which the outcome is uncertain. The Company believes that it has adequate tax reserves to address these open tax matters acknowledging that the outcome and timing of these events are uncertain.

The Company or one of its subsidiaries files income tax returns in the U.S., Federal and State, and various foreign jurisdictions. The Company's major locations are in the U.S. Brazil, and Italy. Income tax years are open from 2022-2025 in the U.S., from 2019-2025 in Brazil, and from 2019-2025 in Italy.

At December 31, 2025, 2024, and 2023, the unrecognized tax benefits were $0.7 million, $1.2 million, and $0.0 million, respectively. As of December 31, 2025, $0.7 million of unrecognized tax benefits would have affected income tax expense if the tax benefits were recognized.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the total amounts of unrecognized tax benefits at December 31 were as follows (amounts in thousands):

	2025	2024	2023
Balance at January 1	$ 3,079	$ 23	$ 30
Increases to tax positions taken during the prior years	3,912	3,341	—
Decreases to tax positions taken during prior years	(81)	—	—
Decreases due to lapse of statutes of limitations	(549)	—	(7)
Settlements	—	(273)	—
Foreign exchange	291	(12)	—
Balance at December 31	$ 6,652	$ 3,079	$ 23

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. There were no amount of interest and penalties related to unrecognized tax benefits recorded in income tax expense at December 31, 2025, 2024 and 2023, respectively.

Pillar II
The Organization for Economic Co-operation and Development (the "OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation (BEPS 2.0/ Pillar Two), focusing on global profit allocation and a global minimum tax rate. On December 12, 2022, the European Union member states agreed to implement the OECD's global corporate minimum tax rate of 15%, which became effective January 2024. Through the end of 2025, a number of the countries involved have enacted portions, or all, of Pillar Two into their local laws. Pillar Two did not have a material impact to the consolidated financial statements for the year ended December 31, 2025.

Brazilian Tax Credits
In June 2021, the Company's Brazilian subsidiaries received a notice that they had prevailed on an existing legal claim in regards to certain non-income (indirect) taxes that had been previously charged and paid. The matter specifically relates to companies' rights to exclude the state tax on goods circulation (a value-added-tax or VAT equivalent, known in Brazil as "ICMS") from the calculation of certain additional indirect taxes (specifically the program of social integration ("PIS") and contribution for financing of social security ("COFINS") levied by the Brazilian States on the sale of goods.

During the second quarter of 2023, one of the Company's Brazilian subsidiaries received a notice that they had prevailed on an additional legal claim in regards to the non-income (indirect) taxes credits that had been granted in a prior year ruling. The most recent ruling exempted from taxes, the interest benefit on the indirect tax credits granted in prior year. For the year ended December 31, 2023, the Company recorded indirect tax credits of $0.5 million within other income in the consolidated statements of operations. The Company also recorded a $2.6 million benefit within the provision for income taxes in the consolidated statements of operations for the year ended December 31, 2023.

Income Taxes Paid
In accordance with the adoption of ASU 2023-09, below is a summary of income taxes paid, net of refunds received, by jurisdiction for the year ended December 31, 2025:

	2025
US Federal and State and Local	
Other	$ (778)
	(778)
Foreign	
Brazil	5,447
China	2,210
Germany - Federal	1,636
Italy	1,256
Russia	3,210
Spain	3,319
Turkey	1,134
Other	3,052
	21,264
Total	$ 20,486

For the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, net cash payments for income taxes were $20.4 million and $21.8 million, respectively.

20. EMPLOYEE BENEFIT PLANS

Pension plans
The Company has three frozen defined benefit pension plans covering certain employees or former employees of three U.S. subsidiaries. The Company also has pension plans covering certain employees of several foreign subsidiaries. The Company's policy is to fund pension costs as required by law, which is consistent with the funding requirements of federal laws and regulations. Certain foreign subsidiaries maintain unfunded pension plans consistent with local practices and requirements.

The Company's recorded liability for pensions is based on a number of assumptions, including discount rates, rates of return on investments, mortality rates, and other factors. Certain of these assumptions are determined by the Company with the assistance of outside actuaries. Assumptions are based on past experience and anticipated future trends. These assumptions are reviewed on a regular basis and revised when appropriate.

The following table provides the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheet of the defined benefit pension plans as of December 31, 2025 and 2024 (amounts in thousands):

Change in benefit obligation:		2025		2024
Benefit obligation at beginning of year	$	69,652	$	77,208
Plan assumption changes		1,095		(1,809)
Service cost		606		340
Interest cost		3,772		3,752
Actuarial gain		(726)		(412)
Benefits paid		(7,866)		(8,237)
Foreign currency translation		387		(1,190)
Benefit obligation at end of year	$	66,920	$	69,652
Change in plan assets:				
Fair value of plan assets at beginning of year	$	86,023	$	82,769
Actual return on plan assets		9,505		9,733
Employer contributions		922		936
Benefits paid		(6,765)		(7,214)
Foreign currency translation		106		(201)
Fair value of plan assets at end of year	$	89,791	$	86,023
Funded status at end of year	$	22,871	$	16,371
Amounts recognized in Consolidated Balance Sheet:				
Noncurrent assets	$	34,710	$	28,352
Current liabilities		(1,202)		(1,227)
Noncurrent liabilities		(10,637)		(10,754)
Net amount recognized in the Consolidated Balance Sheet	$	22,871	$	16,371

The pension benefit obligation included $54.8 million of pension benefit obligation for the three frozen plans in the U.S. and $12.1 million for plans at foreign subsidiaries at December 31, 2025. The fair value of plan assets included $89.0 million of plan assets for the three frozen plans in the U.S. and $0.8 million of plan assets for foreign plans at December 31, 2025.

Information for pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets were (amounts in thousands):

		2025		2024
Pension Plans in which Accumulated Benefit Obligation Exceeds Plan Assets at December 31,				
Accumulated benefit obligation	$	11,728	$	11,778
Fair value of plan assets	$	837	$	619
All Plans Accumulated Benefit Obligation at December 31	$	66,505	$	69,225
Pension Plans in which Projected Benefit Obligation Exceeds Plan Assets at December 31,				
Projected benefit obligation	$	12,140	$	12,205
Fair value of plan assets	$	837	$	619
All Plans Projected Benefit Obligation at December 31	$	66,920	$	69,652

Amounts recognized in accumulated other comprehensive loss:

	2025	2024	2023
Unrecognized prior service cost	$ 441	$ 445	$ 634
Unrecognized net income (loss)	268	(3,779)	(11,480)
Deferred tax effect of unrecognized items	5,668	6,630	8,518
Net amount recognized in accumulated other comprehensive income (loss)	$ 6,377	$ 3,296	$ (2,328)

The weighted-average assumptions used in the actuarial computation that derived the benefit obligations at December 31 were as follows:

	2025	2024	2023
Discount rate	5.5 %	5.7 %	5.2 %
Expected long-term return on plan assets	6.5 %	6.5 %	6.5 %

The following table provides the components of net periodic pension cost for the plans, settlement cost, and the assumptions used in the measurement of the Company's benefit obligation for the years ended December 31, 2025, 2024, and 2023 (amounts in thousands):

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost:	2025	2024	2023
Service cost	$ 606	$ 340	$ 606
Interest cost	3,772	3,752	4,331
Assumed return on assets	(5,428)	(5,198)	(4,669)
Amortization of unrecognized prior service cost	(64)	(58)	(114)
Amortization of net unrecognized loss	70	279	1,004
Net periodic pension cost (benefit)	$ (1,044)	$ (885)	$ 1,158

Service cost is recorded as cost of sales in the consolidated statement of operations while all other components are recorded in other income.

The weighted-average assumptions used in the actuarial computation that derived net periodic pension cost for the years ended December 31, 2025, 2024, and 2023 were as follows:

	2025	2024	2023
Discount rate	4.4 %	4.2 %	5.8 %

The allocation of the fair value of plan assets was as follows:

	Percentage of Plan Assets at December 31,		Target Allocation
Asset Category	2025	2024	2025
U.S. equities (a)	40 %	60 %	30% - 70%
Fixed income	52 %	20 %	30% - 60%
Cash and cash equivalents	7 %	8 %	0% - 20%
International equities (a)	1 %	12 %	0% - 15%
	100 %	100 %	

(a) Total equities may not exceed 80% of total plan assets.

The majority of the Company's foreign plans do not have plan assets. The foreign plans which have plan assets holds these plan assets in an insurance or money market fund.

The fair value of the plan assets by asset categories consisted of the following as of the dates set forth below (amounts in thousands):

| | **Fair Value Measurements as of December 31, 2025** | | | |
	Total	**Level 1**	**Level 2**	**Level 3**
Money market funds	$ 6,699	$ 6,699	$ —	$ —
Common stock	32,985	32,985	—	—
Bonds and securities	41,667	4,007	37,660	—
Mutual and insurance funds	8,440	7,605	835	—
Totals	$ 89,791	$ 51,296	$ 38,495	$ —

| | **Fair Value Measurements as of December 31, 2024** | | | |
	Total	**Level 1**	**Level 2**	**Level 3**
Money market funds	$ 6,774	$ 6,774	$ —	$ —
Common stock	31,271	31,271	—	—
Bonds and securities	10,018	10,018	—	—
Mutual and insurance funds	37,960	37,101	859	—
Totals	$ 86,023	$ 85,164	$ 859	$ —

The Company invests in a diversified portfolio consisting of an array of asset classes in an attempt to maximize returns while minimizing risk. These asset classes include U.S. equities, fixed income, cash and cash equivalents, international equities and REITs. The investment objectives are to provide for the growth and preservation of plan assets on a long-term basis through investments in: investment grade securities that provide investment returns that meet or exceed the Standard & Poor's 500 Index and investment grade fixed income securities that provide investment returns that meet or exceed the Barclays Capital Aggregate Bond Index. The U.S. equities asset category included the Company's common stock with a value of $0.6 million (approximately one percent of total plan assets) as of both December 31, 2025 and 2024.

The fair value of money market funds, stock, bonds, U.S. government securities and mutual funds is determined based on valuation for identical instruments in active markets.

The long-term rate of return for plan assets is determined using a weighted-average of long-term historical approximate returns on cash and cash equivalents, fixed income securities, and equity securities considering the anticipated investment allocation within the plans. The expected return on plan assets is anticipated to be 6.8% over the long-term. This rate assumes long-term historical returns of approximately 8.5% for equities and approximately 4.0% for fixed income securities using the plans' target allocation percentages. Professional investment firms, none of which are Titan employees, manage the plan assets.

Based on the 2025 minimum pension funding calculations, the Company does not anticipate any minimum funding requirements.

Projected benefit payments from the plans as of December 31, 2025, are estimated as follows (amounts in thousands):

2026	$ 7,518
2027	6,564
2028	6,676
2029	6,611
2030	6,323
2031-2035	25,959

401(k)/Defined contribution plans
The Company sponsors three 401(k) retirement savings plans in the U.S. and a number of defined contribution plans at foreign subsidiaries.

One U.S. plan is for the benefit of substantially all employees who are not covered by a collective bargaining arrangement. Titan provides a 50% matching contribution in the form of the Company's common stock on the first 6% of the employee's contribution in this plan. The Company issued 202,039 shares, 206,050 shares and 144,439 shares of common stock in connection with this 401(k) plan during 2025, 2024, and 2023, respectively. Expenses to the Company related to this common stock matching contribution were $1.7 million, $1.7 million, and $1.8 million for 2025, 2024, and 2023, respectively.

The second U.S. plan is for the benefit of Titan Specialty employees. The Company matches employee contributions in an amount equal to 100% of the first 3% and 50% of the next 2% of the employee's compensation. The Company incurred $1.9 million and $1.5 million related to matching contributions for the year ended December 31, 2025 and from the date of the acquisition through December 31, 2024, respectively.

The third U.S. 401(k) plan is for employees covered by collective bargaining agreements and does not include a Company matching contribution.

Expenses related to foreign defined contribution plans were $3.8 million, $3.5 million, and $3.7 million for 2025, 2024, and 2023, respectively.

21. STOCK COMPENSATION

The Company recorded stock compensation expense of $5.8 million, $7.4 million, and $6.0 million in 2025, 2024, and 2023, respectively.

Titan International, Inc. Equity and Incentive Compensation Plan
The Company adopted a new Titan International, Inc. Equity and Incentive Compensation Plan at the 2021 Annual Meeting of Stockholders to provide stock compensation as a means of attracting and retaining qualified independent directors and employees for the Company. A total of 2.4 million shares were available for future issuance under the equity incentive plan at December 31, 2025.

Stock Options
Under the Company's Equity Incentive Plan (or its predecessor plan), the Company granted no stock options in 2025, 2024, and 2023. The exercise price of stock options may not be less than the fair market value of the common stock on the date of the grant. The vesting and term of each option is set by the Board of Directors. All options outstanding at December 31, 2025 are fully vested and expire 10 years from the grant date.

The following is a summary of activity in stock options during the year ended December 31, 2025:

	Shares Subject to Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2024	289,200	$ 10.65	2.09	
Granted	—	—		
Exercised	—	—		
Forfeited/Expired	(60,000)	11.03		
Outstanding, December 31, 2025	229,200	$ 10.55	1.53	$ 50
Exercisable, December 31, 2025	229,200	$ 10.55	1.53	$ 50

The Company uses the Black-Scholes option pricing model to determine the fair value of its stock options. The determination of the fair value of stock option awards on the date of grant using option pricing models is affected by the Company's stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's expected stock price volatility over the expected term of the awards, actual and projected stock option exercise behaviors, risk-free interest rates, and expected dividends. The expected term of options represents the period of time over which options are expected to be outstanding and is estimated based on historical experience. Expected volatility is based on the historical volatility of the Company's common stock calculated over the expected term of the option. The risk-free interest rate is based on U.S. Treasury yields in effect at the date of grant.

Restricted Stock Units
Under the Company's Equity Incentive Plan (or its predecessor plan), the Company granted restricted stock units ("RSUs") to eligible employee and the members of the Company's Board of Directors. The restricted stock units granted to employees vest over a period of three years. The restricted stock units granted to the members of the Company's Board of Directors vest over a period of one year. At the time of grant, the Company estimates forfeitures, based on historical experience, in order to estimate the portion of the award that will ultimately vest. During 2025, 2024 and 2023, 533,900, 665,473, and 571,530 RSUs were granted, respectively.

A summary of RSU activity for the year ended December 31, 2025, is presented in the following table:

	RSU		Weighted-Average Grant Date Fair Value
Unvested at December 31, 2024	1,142,336	$	11.38
Granted	533,900		8.90
Vested	(621,613)		11.00
Forfeited/Expired	(21,668)		8.87
Unvested at December 31, 2025	1,032,955	$	10.38

Pre-tax unrecognized compensation expense for unvested RSUs was $6.5 million at December 31, 2025, and will be recognized as an expense over a weighted-average period of 1.1 years.

The fair value of shares vested, based on the stock's fair value on the vesting date, was $5.4 million, $8.0 million, and $5.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

22. LITIGATION

The Company is a party to routine legal proceedings arising out of the normal course of business. Due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of efforts to comply with, or liabilities pertaining to, legal judgments. In the opinion of management, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on its financial position, results of operations, or cash flows.

23. LEASES

We lease certain buildings and equipment under both operating and finance leases. Certain lease agreements provide for renewal options, fair value purchase options, and payment of property taxes, maintenance, and insurance by the Company. Under ASC 842, Leases, the Company made an accounting policy election, by class of underlying asset, not to separate non-lease components such as those previously stated from lease components and instead will treat the lease agreement as a single lease component for all asset classes. Operating right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent Titan's obligations to make lease payments arising from the lease. The majority of Titan's leases are operating leases. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of Titan's leases do not provide an implicit interest rate, the Company used its incremental borrowing rate (7.27%), based on the information available at the lease commencement date, in determining the present value of lease payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of sales and selling, general and administrative expenses on the consolidated statement of operations. Amortization expense associated with finance leases is included in cost of sales and selling, general and administrative expenses, and interest expense associated with finance leases is included in interest expense in the consolidated statement of operations. For the years ended December 31, 2025, 2024, and 2023, operating lease expense was $27.2 million, $24.5 million, and $5.6 million, respectively, and finance lease amortization expense was $2.6 million, $2.5 million, and $3.0 million, respectively.

Supplemental balance sheet information related to leases was as follows as of the dates set forth below (amounts in thousands):

	Balance Sheet Classification	December 31, 2025	December 31, 2024
Operating lease ROU assets	Operating lease assets	$ 119,225	$ 117,027
Operating lease current liabilities	Operating leases current liabilities	$ 13,830	$ 11,999
Operating lease long-term liabilities	Operating leases long-term liabilities	111,054	106,020
Total operating lease liabilities		$ 124,884	$ 118,019
Finance lease, gross	Property, plant & equipment, net	$ 8,024	$ 6,801
Finance lease accumulated depreciation	Property, plant & equipment, net	(4,611)	(4,442)
Finance lease, net		$ 3,413	$ 2,359
Finance lease current liabilities	Other current liabilities	$ 1,511	$ 986
Finance lease long-term liabilities	Other long-term liabilities	2,038	1,483
Total finance lease liabilities		$ 3,549	$ 2,469

At December 31, 2025, maturities of lease liabilities were as follows (amounts in thousands):

	Operating Leases	Finance Leases
2026	$ 22,530	$ 1,694
2027	19,646	1,266
2028	17,491	659
2029	15,732	174
2030	14,569	77
Thereafter	106,949	10
Total future minimum lease payments	$ 196,917	$ 3,880
Less imputed interest	72,033	331
	$ 124,884	$ 3,549
Weighted average remaining lease term (in years)	12.28	2.64
Weighted average discount rate	7.27 %	7.26 %

Supplemental cash flow information related to leases for the year ended December 31, 2025 were as follows: operating cash flows for operating leases were $21.7 million and operating cash flows for finance leases were $0.2 million.

Supplemental cash flow information related to leases for the year ended December 31, 2024 were as follows: operating cash flows for operating leases were $39.8 million and operating cash flows for finance leases were $0.4 million.

24. PURCHASE OBLIGATIONS

The purchase obligations mainly consist of commitments for raw material purchases and equipment associated with our global manufacturing operations. At December 31, 2025, the Company's expected cash outflow resulting from non-cancellable purchase obligations are summarized by year in the table below (amounts in thousands):

2026	$	30,321
2027		1,411
2028		485
Total non-cancellable purchase obligations	$	32,217

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT AND GEOGRAPHICAL INFORMATION

We have aggregated our operating segments into reportable segments based on our three customer markets: agricultural, earthmoving/construction, and consumer. These segments are based on the information used by the chief operating decision maker (CODM) to make certain operating decisions, allocate portions of capital expenditures and assess segment performance. The accounting policies of the segments are the same as those described in Note 1. Segment external revenues, expenses, and income from operations are determined on the basis of the results of operations of operating units of manufacturing facilities.

We are organized primarily on the basis of products being included in three marketing segments, with each reportable segment including wheels, tires, wheel/tire assemblies, and undercarriage systems and components. Given the integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations primarily based on segment sales data must be made to determine operating segment data.

The CODM of Titan is Paul Reitz (our President and CEO). The CODM utilizes both forecasted and actual expense information on a consolidated basis to manage operations. The CODM utilizes segment gross profit and segment operating profit (loss), both in comparison to the prior year and the current forecasted level of gross profit, for purposes of analyzing the segment's financial performance. The assessment of each segment's financial performance by the CODM is then utilized to contemplate and execute on business decisions to allocate resources to manage the growth and profitability of each reportable segment and for the Company as a whole. The CODM does not review asset information by segment to manage operations or allocate resources. Therefore, segment assets are not disclosed.

The table below presents information about certain operating results, separated by market segments, for the years ended December 31, 2025, 2024, and 2023 (amounts in thousands):

	For the Year Ended December 31, 2025			
	Agriculture	Earthmoving/Construction	Consumer	Total
Net sales	$ 740,937	$ 581,744	$ 505,762	$ 1,828,443
Cost of sales	648,214	521,172	405,597	1,574,983
Gross profit	92,723	60,572	100,165	253,460
Selling, general and administrative expenses	52,863	48,551	74,816	176,230
Research and development expenses	5,547	6,982	3,955	16,484
Royalty expense	6,833	1,985	2,288	11,106
Segment operating income	$ 27,480	$ 3,054	$ 19,106	$ 49,640
Corporate & unallocated expenses				(28,878)
Interest expense				(38,708)
Interest income				10,703
Foreign exchange loss				(5,020)
Other income				965
Loss before income taxes				$ (11,298)

	For the Year Ended December 31, 2024			
	Agriculture	Earthmoving/Construction	Consumer	Total
Net sales	$ 788,580	$ 583,391	$ 473,966	$ 1,845,937
Cost of sales	684,592	520,567	382,976	1,588,135
Gross profit	103,988	62,824	90,990	257,802
Selling, general and administrative expenses	52,910	47,741	64,900	165,551
Research and development expenses	4,994	6,503	3,380	14,877
Royalty expense	6,304	1,571	2,233	10,108
Segment operating income	$ 39,780	$ 7,009	$ 20,477	$ 67,266
Corporate & unallocated expenses				(34,082)
Interest expense				(36,429)
Interest income				11,024
Foreign exchange loss				(6,123)
Other income				6,615
Income before income taxes				$ 8,271

	For the Year Ended December 31, 2023			
	Agriculture	Earthmoving/Construction	Consumer	Total
Net sales	$ 980,537	$ 687,758	$ 153,505	$ 1,821,800
Cost of sales	817,511	577,068	121,372	1,515,951
Gross profit	163,026	110,690	32,133	305,849
Selling, general and administrative expenses	51,666	47,712	7,684	107,062
Research and development expenses	4,107	6,480	411	10,998
Royalty expense	6,611	1,376	1,658	9,645
Segment operating income	$ 100,642	$ 55,122	$ 22,380	$ 178,144
Corporate & unallocated expenses				(29,417)
Interest expense				(29,157)
Interest income				10,372
Foreign exchange loss				(22,822)
Other income				2,628
Income before income taxes				$ 109,748

The table below presents information by products and reportable segments as of and for the years ended December 31, 2025, 2024, and 2023 (amounts in thousands):

2025	Agricultural Segment	Earthmoving/Construction Segment	Consumer Segment	Total
Revenues from external customers				
Wheels and Tires [including assemblies]	$ 700,097	$ 216,084	$ 475,923	$ 1,392,104
Undercarriage systems and components	40,840	365,660	29,839	436,339
Total	$ 740,937	$ 581,744	$ 505,762	$ 1,828,443

2024		Agricultural Segment		Earthmoving/Construction Segment		Consumer Segment		Total
Revenues from external customers								
Wheels and Tires [including assemblies]	$	746,994	$	213,994	$	448,005	$	1,408,993
Undercarriage systems and components		41,586		369,397		25,961		436,944
Total	$	788,580	$	583,391	$	473,966	$	1,845,937

2023		Agricultural Segment		Earthmoving/Construction Segment		Consumer Segment		Total
Revenues from external customers								
Wheels and Tires [including assemblies]	$	935,274	$	258,709	$	130,297	$	1,324,280
Undercarriage systems and components		45,263		429,049		23,208		497,520
Total	$	980,537	$	687,758	$	153,505	$	1,821,800

Depreciation and amortization expense by segment were as follows for the fiscal years ended as set forth below (amounts in thousands):

		Agriculture	Earthmoving/Construction	Consumer	Corporate & Unallocated		Total
2025	$	26,321	20,819	17,898	2,073	$	67,111
2024	$	24,850	18,433	15,585	1,836	$	60,704
2023	$	21,405	15,185	3,404	2,440	$	42,434

The table below presents information by geographic area. Revenues from external customers were determined based on the location of the selling subsidiary. Geographic information as of and for the years ended December 31, 2025, 2024, and 2023 was as follows (amounts in thousands):

		2025		2024		2023
Net Sales						
North America	$	975,951	$	994,257	$	819,788
Europe / CIS		446,744		462,157		558,677
Latin America		323,978		292,830		354,979
Asia and other regions		81,770		96,693		88,356
	$	1,828,443	$	1,845,937	$	1,821,800
Long-Lived Assets						
North America	$	177,839	$	185,636	$	108,246
Europe / CIS		160,492		132,349		142,749
Latin America		61,783		53,653		61,169
Asia and other regions		48,796		49,580		9,530
	$	448,910	$	421,218	$	321,694

Net sales attributable to the United States represented 50.1%, 50.7%, and 44.7% of total net sales for the years ended December 31, 2025, 2024, and 2023, respectively. Long-lived assets located in the United States accounted for 39.3%, 43.8%, and 33.5% of total long-lived assets as of December 31, 2025, 2024, and 2023, respectively.

26. (LOSS) EARNINGS PER SHARE

(Loss) earnings per share for the years ended 2025, 2024, and 2023 were as follows (amounts in thousands, except per share data):

	2025	2024	2023
Net (loss) income applicable to common shareholders	$ (63,494)	$ (5,560)	$ 78,760
Determination of shares:			
Weighted average shares outstanding (basic)	63,714	68,662	62,452
Effect of restricted stock and stock options	—	—	509
Weighted average shares outstanding (diluted)	63,714	68,662	62,961
(Loss) earnings per share:			
Basic	$ (1.00)	$ (0.08)	$ 1.26
Diluted	$ (1.00)	$ (0.08)	$ 1.25

The effect of restricted stock and stock options has been excluded for the years ended December 31, 2025 and 2024, as the effect would have been antidilutive. The weighted average shares excluded for equity awards for the years ended December 31, 2025 and 2024 was 0.2 million and 0.5 million, respectively.

TITAN INTERNATIONAL, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Reserves deducted in the balance sheet from the assets to which it applies (amounts in thousands):

		Additions		Deductions		
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Charged to Costs and Expenses	Charged to Other Accounts	Balance at End of Period
Year ended December 31, 2025						
Deferred income tax valuation allowance:						
Domestic	$ 33,487	$ 30,073	$ —	$ —	$ —	$ 63,560
Foreign	73,009	16,423	8,359	—	—	97,791
Year ended December 31, 2024						
Deferred income tax valuation allowance:						
Domestic	$ 38,554	$ —	$ 97	$ (5,164)	$ —	$ 33,487
Foreign	80,981	2,064	—	(5,194)	(4,842)	73,009
Year ended December 31, 2023						
Deferred income tax valuation allowance:						
Domestic	$ 41,671	$ —	$ —	$ (3,117)	$ —	$ 38,554
Foreign	79,386	94	2,369	(868)	—	80,981

Exhibit 21

TITAN INTERNATIONAL, INC.
SUBSIDIARIES

<u>Name</u>	<u>Jurisdiction of Incorporation</u>
Titan Tire Corporation	Illinois
Titan Tire Corporation of Freeport	Illinois
Titan Tire Corporation of Bryan	Ohio
Tennessee Custom Mixing	Tennessee
Titan Wheel Corporation of Illinois	Illinois
Titan Marketing Services, LLC	Illinois
Titan Pneus Do Brasil Ltda	Brazil
Titan Europe Plc	United Kingdom
Titan Steel Wheels Ltd	United Kingdom
Intertractor America Corporation	Delaware
Piezas Y Rodajes SA	Spain
Titan France SAS	France
Titan Intertractor GMBH	Germany
ITM Latin America Industria De Pecas Para Tractores Ltda	Brazil
Titan Italia Spa	Italy
Italtractor ITM S.p.A.	Italy
Titan ITM Holding S.p.A.	Italy
Titan ITM (Tianjin) Co Ltd	China
Voltyre-Prom	Russian Federation
Titan Tire Russia B.V.	Netherlands
ITM Mining Pty Ltd	Australia
Titan Tire Reclamation Corporation	Canada
Titan Tire Marketing Services - Canada, Inc.	Canada
Titan Investment Corporation	Illinois
Titan Luxembourg Holding SARL	Luxembourg
Titan Asia Jant San. VE Tic A.S.	Turkey
Titan Argentina S.R.L.	Argentina
Titan Tire Holdings, Inc.	Delaware
Carlstar Group, LLC	Delaware

Exhibit 22


List of Subsidiary Guarantors


As of December 31, 2025, the Company's 7.00% senior secured notes due 2028 are guaranteed by the following 100% owned subsidiaries of the Company:

Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport
Titan Wheel Corporation of Illinois

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-282964) and Form S-8 (Nos. 333-220024 and 333-257617) of Titan International, Inc. (the Company) of our reports dated February 25, 2026, relating to the consolidated financial statements and financial statement schedule, and the effectiveness of the Company's internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/ BDO USA, P.C.
Chicago, Illinois

February 25, 2026

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 29, 2024, with respect to the consolidated financial statements included in the Annual Report of Titan International, Inc. on Form 10-K for the year ended December 31, 2025. We consent to the incorporation by reference of said report in the Registration Statements of Titan International, Inc. on Form S-3 (File No. 333-282964) and Forms S-8 (File No. 333-220024 and 333-257617).

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 25, 2026

Exhibit 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Paul G. Reitz, certify that:

1. I have reviewed this annual report on Form 10-K of Titan International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2026

By: /s/ PAUL G. REITZ

Paul G. Reitz
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Tony C. Eheli, certify that:

1. I have reviewed this annual report on Form 10-K of Titan International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2026   By: /s/ TONY C. EHELI
                                                           Tony C. Eheli
                                                           SVP and Chief Financial Officer
                                                           (Principal Financial Officer)

Exhibit 32

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Titan International, Inc. on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies that, to the best of their knowledge, the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

TITAN INTERNATIONAL, INC.
(Registrant)

Date: February 25, 2026   **By:** /s/ PAUL G. REITZ
                                                    Paul G. Reitz
                                                    President and Chief Executive Officer
                                                    (Principal Executive Officer)

                                                  By: /s/ TONY C. EHELI
                                                    Tony C. Eheli
                                                    SVP and Chief Financial Officer
                                                    (Principal Financial Officer)

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BOARD OF DIRECTORS
As of April 2026

Maurice M. Taylor, Jr.
Chairman, Titan International, Inc.

Richard M. Cashin
President, OEP Capital Advisors, LP

Max A. Guinn
Retired, President Deere & Company

Mark H. Rachesky, M.D.
*Founder and Chief Investment Officer,
MHR Fund Management, LLC*

Paul G. Reitz
President and CEO, Titan International, Inc.

Anthony L. Soave
President and CEO, Soave Enterprises, LLC

Laura K. Thompson
*Retired, Executive Vice President,
The Goodyear Tire & Rubber Company*

CORPORATE OFFICERS

Paul G. Reitz
President and CEO

Tony C. Eheli
Chief Financial Officer

David A. Martin
Chief Transformation Officer

Max R. Narancich
Chief Operating Officer, Titan Specialty

Jim M. Pach
Chief Accounting Officer

Todd A. Shoot
Senior Vice President and Treasurer

SHAREHOLDER INFORMATION

Stock Exchange Listing
Common shares (symbol: TWI) are listed on the NYSE.

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233
(877) 237-6882
www.computershare.com/investor

Virtual Annual Meeting
June 18, 2026
12:00 p.m. CDT
www.virtualshareholdermeeting.com/TWI2026

Corporate Headquarters
1525 Kautz Road, Suite 600
West Chicago, IL 60185

FORWARD-LOOKING STATEMENTS

This 2025 Annual Report contains forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give current expectations and projections relating to financial condition, results of operations, plans, objectives, future performance, and business. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from expectations. Important factors that could cause actual results to differ materially from expectations, or cautionary statements, and other important information about forward-looking statements are disclosed under "Forward-Looking Statements" and Item 1A, "Risk Factors" in the Form 10-K for the year ended December 31, 2025, which is included as a part of this 2025 Annual Report.

CERTIFICATIONS

The Company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, the certifications of its Principal Executive Officer and Principal Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. During fiscal 2025, the Company submitted to the New York Stock Exchange the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.



1525 KAUTZ ROAD, SUITE 600
WEST CHICAGO, IL 60185
630.377.0486
TITAN-INTL.COM